





Received SEC

MAR 2 3 2010

Washington, DC 20549

A.T. CROSS COMPANY

2009 ANNUAL REPORT

09









CLOCKWISE, FROM LEFT TO RIGHT: Costa Blackfin with Black frames and Blue Mirror 580 lenses; Breast Cancer Awareness Sentiment Ballpoint Pen and Autocross® Leather Accessory Pouch—***10% of sales donated to Susan G. Komen for the Cure®***; Joyce gold-tone/amber tortoise rimless readers.

A.T. CROSS COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 22, 2010

TO THE SHAREHOLDERS OF A.T. CROSS COMPANY:

Notice is hereby given that the annual meeting of shareholders of A.T. Cross Company (the "Company") will be held on Thursday, April 22, 2010 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865, for the following purposes:

1. Fixing the number of directors at nine, of which three shall be Class A directors and six shall be Class B directors (by holders of Class A and Class B common stock voting together as a single class).

2. Electing three Class A directors (by holders of Class A common stock only) and six Class B directors (by holders of Class B common stock only) to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified.

3. Transacting such other and further business as may properly come before said meeting upon which the holders of Class A common stock or Class B common stock, respectively, are entitled to vote.

The stock transfer books will not be closed. The close of business on February 25, 2010 has been fixed as the record date for determining shareholders entitled to vote at the annual meeting or any adjournments or postponements thereof, and only holders of record of Class A common stock or Class B common stock as of that time are entitled to receive notice of and to vote at said meeting or any adjournments or postponements thereof.

By order of the Board of Directors



Tina C. Benik
Vice President, Legal and Human Resources
Corporate Secretary

March 23, 2010

PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND MAIL IT AS PROMPTLY AS POSSIBLE. IF YOU ATTEND THE MEETING AND VOTE IN PERSON, THE PROXY WILL NOT BE USED.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 22, 2010.

The Company's Proxy Statement and Annual Report are available at:
http://www.edocumentview.com/ATX.

A.T. CROSS COMPANY

ONE ALBION ROAD
LINCOLN, RHODE ISLAND 02865

PROXY STATEMENT
FOR ANNUAL SHAREHOLDERS' MEETING
APRIL 22, 2010

This statement is furnished in connection with the accompanying proxy which is solicited by the Board of Directors of A.T. Cross Company (the "Company") from holders of Class A common stock of the Company for use at the annual meeting to be held April 22, 2010 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865. Any shareholder giving a proxy may revoke the same prior to its exercise by filing a later proxy with the Company, by attending the meeting and voting in person, or by giving notice in writing or in person to the Corporate Secretary. If not revoked, the persons named in the accompanying proxy will vote such proxy in the manner specified therein and, in the discretion of the persons named, for or against any matter upon which holders of Class A common stock are entitled to vote which properly comes before the meeting and which has been omitted from the proxy and proxy statement. The cost of solicitation of proxies, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and proxy statements to their principals, will be borne by the Company. Solicitation may be made in person or by telephone or telegraph by officers or other employees of the Company, who will not receive additional compensation. In addition, the Company has retained Georgeson Shareholder Communications Inc., New York, N.Y., to aid in the solicitation of proxies. The charges of such firm, estimated at $6,500, plus expenses, will be paid by the Company. This proxy statement and the enclosed form of proxy are expected to be sent to shareholders on or about March 23, 2010.

A copy of the Company's annual report for the year 2009 containing financial statements for the year ended January 2, 2010 is also enclosed, but is not to be considered a part of the proxy soliciting material.

As of February 25, 2010 the Company had outstanding 11,760,738 shares of Class A common stock and 1,804,800 shares of Class B common stock. Only shareholders of record at the close of business on that date are entitled to vote at the annual meeting. Shareholders shall be entitled to one vote for each share held on the foregoing record date with respect to matters on which shares of that class are eligible to vote.

SHAREHOLDERS' PROPOSALS

Any proposal of a shareholder intended to be presented at the next annual meeting of the Company, scheduled to be held April 28, 2011, must be received by the Company's Corporate Secretary not later than November 29, 2010 for inclusion in the proxy statement and form of proxy relating to that meeting. Any shareholder proposal intended to be presented at the next annual meeting of the Company without being included in the proxy statement and form of proxy relating to such meeting must be received by the Company's Corporate Secretary not later than February 7, 2011.

VOTING RIGHTS

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class; provided, however, that if the total number of directors is not evenly divisible by three, then the holders of Class A common stock have the right to elect that number of directors which is the nearest whole number when the total number of directors is divided by three. Holders of Class B common stock have the right to elect the remaining directors. It is proposed that the number of directors for the ensuing year be fixed at nine (see "Election of Directors" on page 4), and if this proposal is adopted, holders of Class A common stock will have the right to elect three directors.

In addition, holders of Class A and Class B common stock vote together as a single class:

a) For the reservation in the future of shares to be issued pursuant to options granted or to be granted to directors, officers or employees; and

b) With respect to the acquisition of assets or shares of any other company if:

(1) An officer, director or holder of ten percent or more of either Class A or Class B common stock has an interest in the transaction;

(2) The transaction would, in the reasonable judgment of the Board of Directors, presently or potentially increase by nineteen and one-half percent or more the aggregate of the Class A or Class B common stock outstanding immediately prior to such transaction; or

(3) The transaction would involve the issuance of any Class A or Class B common stock and in the reasonable judgment of the Board of Directors the value of the consideration furnished by the Company is nineteen and one-half percent or more of the aggregate market value of all Class A and Class B common stock outstanding immediately prior to such transaction.

If the consummation of any transaction described above would, with respect to either the Class A common stock or the Class B common stock, result in a change in the designations, preferences, limitations or relative rights of the shares of such class or have certain other effects as specified in the Company's articles, the holders of Class A and Class B common stock vote as separate classes on such transaction.

Except as stated above or otherwise required by law or applicable stock exchange listing standards, all voting power is vested in the holders of Class B common stock so long as any shares of Class B common stock are outstanding.

VOTING PROCEDURES

The numbers of Class A and Class B directors will be fixed by vote of the holders of a majority of the Class A and Class B shares present at the annual meeting in person or represented by proxy, voting as a single class. The Class A directors will be elected in each case by vote of the holders of a majority of the Class A shares present or represented at the meeting, and the Class B directors will be similarly elected by the holders of a majority of the Class B shares.

Shares represented by proxies which are marked "abstain" with respect to fixing the number of directors or "withheld" with respect to the election of any particular nominee for director, will be counted as shares present and entitled to vote, and accordingly any such marking of a proxy will have the same effect as a vote against the proposal to which it relates. The Board of Directors does not know of any matters which will be brought before the meeting other than those specifically set forth in the accompanying Notice of Annual Meeting. If any other matters are presented to the meeting, the persons named in the enclosed proxy have discretionary authority to vote and will vote all proxies with respect to such matters in accordance with their judgment.

Brokers who hold Class A shares in street name have the authority to vote such shares on certain items, including fixing the number of directors, unless they have received instructions from the beneficial owners to the contrary, in which case the shares are to be voted or the votes relating thereto withheld, as directed by the beneficial owners. Effective January 1, 2010, the election of directors is no longer considered to be a routine matter, and your broker will not have discretion to vote "for" the election of directors unless you specifically instruct your broker to do so by returning your signed voting instruction card. If you do not provide voting instructions to your broker, your shares will not be voted for any director nominee or on any proposal on which your broker does not have discretionary authority (resulting in a broker non-vote). Broker non-votes will have the same effect as a vote against a proposal, but will have no effect on the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of February 25, 2010 (except as otherwise noted) certain information concerning the ownership of shares of Class A or Class B common stock of the Company by (i) each person or group known by the Company to beneficially own more than 5% of the outstanding Class A or Class B common stock, (ii) each director and nominee for director, (iii) each executive officer named in the Summary Compensation Table on page 13, and (iv) all directors and executive officers as a group. Except as otherwise indicated, each person named has sole investment and voting power with respect to the securities shown.

	Number of Shares		Percent of Class	
Name	**Class A**	**Class B**(1)	**Class A**	**Class B**
Marjorie B. Boss(2)	850,931(3)(5)	902,400(5)	7.24%	50%
Robin Boss(2)	849,560(5)	902,400(5)	7.22%	50%
Paul A. Silver(8)	831,000(5)	902,400(5)	7.07%	50%
Edward P. Pieroni(9)	726,000(4)	902,400(4)	6.17%	50%
Geoffrey M. Boss (10)	726,000(4)	902,400(4)	6.17%	50%
Andrew T. Boss(10)	728,000(4)	902,400(4)	6.19%	50%
Dimensional Fund Advisors LP(11)	934,325	—	7.94%	—
Hodges Capital Management, Inc.(12)	2,219,815	—	18.87%	—
Russell A. Boss(7)	184,658(3)		1.57%	—
Bernard V. Buonanno, Jr.	23,366(6)	—	—	—
Edward J. Cooney	7,273	—	*	—
Galal P. Doss(14)	2,773,256(6)	—	23.56%	—
Susan M. Gianinno	10,263	—	*	—
Dwain L. Hahs(15)	—	—	—	—
Harlan M. Kent	13,932	—	—	—
Andrew J. Parsons	42,285(6)	—	*	—
James C. Tappan	21,279(6)	—	*	—
David G. Whalen(16)	1,013,134(6)(17)	—	8.08%	—
Kevin F. Mahoney	142,548(6)(17)	—	*	—
Charles R. MacDonald	145,636(6)(17)	—	1.23%	—
Charles S. Mellen	120,336(6)(17)	—	1.02%	—
Tina C. Benik	122,680(6)(17)	—	1.04%	—
All directors and executive officers as a group (17 persons)	4,777,951(18)	1,804,800	36.85%	100%

(1) The Class B common stock is convertible share for share into Class A common stock at any time at the option of the holder. If all of the Class B shares were converted into Class A shares, Mrs. M. Boss, Mr. Silver, Ms. R. Boss, Mr. Pieroni, Mr. G. Boss and Mr. A. Boss would be the beneficial owners of 13.85%, 13.84%, 12.86%, 12.86%, and 12.88%, respectively, of the outstanding Class A common shares.
(2) Marjorie Boss's and Robin Boss's address is One Albion Road, Lincoln, Rhode Island 02865.
(3) Excludes shares beneficially owned by spouse.
(4) Mr. G. Boss, Mr. A. Boss and Mr. Pieroni are co-trustees of the W. Russell Boss, Jr. Trust A. The co-trustees jointly exercise investment and voting powers with respect to the assets of the trust. The 726,000 shares of Class A common stock and 902,400 shares of Class B common stock held by such trust are included in the amounts above for each of the co-trustees.
(5) Mrs. M. Boss (the wife of Mr. R. Boss), Ms. R. Boss (a daughter of Mr. R. Boss) and Mr. Silver are co-trustees of the W. Russell Boss, Jr. Trust B. The co-trustees jointly exercise investment and voting powers with respect to the assets of the trust. The 831,000 shares of Class A common stock and 902,400 shares of Class B common stock held by such trust are included in the amounts above for each of the co-trustees.
(6) Includes the following Class A shares subject to options exercisable within 60 days: Mr. Mac Donald — 33,334, Mr. Buonanno — 16,539; Mr. Doss — 12,000; Mr. Parsons — 12,000; Mr. Tappan —16,539; Mr. Whalen — 772,102; Mr. Mahoney — 93,334; Mr. Mellen — 33,334; and Ms. Benik — 81,334.
(7) Mr. R. Boss's address is One Albion Road, Lincoln, Rhode Island 02865.
(8) Mr. Silver's address is 1500 Fleet Center, Providence, Rhode Island 02903.
(9) Mr. Pieroni's address is One State Street, Suite 200, Providence, Rhode Island 02908.
(10) Mr. G. Boss's and Mr. A. Boss's address is One Albion Road, Lincoln, RI 02865
(11) Information based on its Schedule 13G filed with the SEC on February 8, 2010, which reported ownership as of December 31, 2009. The address of Dimensional Fund Advisors LP is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.
(12) Donald W. Hodges has shared voting power with respect to 1,986,000 shares and shared dispositive power with respect to 2,219,815 shares. First Dallas Holdings, Inc. has shared voting power with respect to 1,986,000 shares and shared dispositive power with respect to 2,219,815 shares. First Dallas Securities, Inc. has shared dispositive power with respect to 97,465 shares. Hodges Capital Management, Inc. has shared voting power with respect to 1,982,900 shares and shared dispositive power with respect to 2,119,250 shares. Hodges Fund has shared voting and dispositive power with respect to 1,902,900 shares. Hodges Small Cap Fund has shared voting and dispositive power with respect to 70,000 shares. Hodges Pure Contrarian Fund has shared voting and dispositive power with respect to 10,000 shares. Information based on Hodges Capital Management, Inc.'s Schedule 13G filed with the SEC on December 31, 2009 reporting ownership as of October 31, 2009. The address of Hodges Capital Management, Inc. is 2905 Maple Avenue, Dallas, TX 75201.
(14) Mr. Doss's address is One Albion Road, Lincoln, Rhode Island 02865.
(15) Mr. Hahs is a nominee for director at the Company's 2010 Annual Shareholder Meeting.
(16) Mr. Whalen's address is One Albion Road, Lincoln, Rhode Island 02865.
(17) Includes the following restricted Class A shares as to which the holder has sole voting power but no investment power during the restricted period: Mr. Whalen — 66,668; Mr. Mahoney — 33,336; Mr. MacDonald — 43,336; Mr. Mellen — 33,336; Ms. Benik — 33,336.
(18) Includes 1,206,950 shares subject to options exercisable within 60 days and 212,235 shares of restricted stock as to which there is sole voting power but no investment power during the restricted period.

* Less than 1%.

ELECTION OF DIRECTORS

It is proposed to fix the number of directors at nine, of which three will be designated "Class A Directors" and six will be designated "Class B Directors". It is also proposed to elect three Class A directors (by holders of Class A common stock only) and six Class B directors (by holders of Class B common stock only) to hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified. Proxies will be voted for the nominees set forth below unless authorization to do so is withheld. All nominees are currently members of the Board of Directors with the exception of Dwain L. Hahs Should any nominee become unavailable for any reason to accept nomination or election as a director, the persons named in the proxy will vote for the election of such other person or persons as management may recommend unless the shareholders vote to reduce the authorized number of directors. The principal occupation and certain other information regarding the background and qualifications of the nominees, including the experience and skills that led to the selection of that nominee for membership on the Company's Board, are set forth below. The terms of all directors will expire when their successors are duly elected at the annual meeting of shareholders scheduled to be held April 28, 2011. The following tables reflect information as of January 1, 2010.

Nominee	Age	Principal Occupation During Past Five Years and Relevant Experience	Director Since	Other Directorships[1]
		CLASS A DIRECTORS		
Galal P. Doss	55	Private investor. Now retired, Mr. Doss in the past has served as the Chairman and Chief Executive Officer for Family Cosmetics, S.A.E., a public company listed on the Egyptian Stock Exchange. In addition, Mr. Doss holds a significant position in the Company's Class Common Shares. Because of his background, he has relevant operational, financial and organizational expertise. In addition, because of his significant share position, Mr. Doss ensures that shareholders' interests are aligned with the Company.	2000	
Susan M. Gianinno	61	Chairman & CEO, Publicis Worldwide in the USA (advertising and digital communication company). Ms. Gianinno's senior position and extensive experience in the advertising and digital communication disciplines provides the Company with a valuable and unique marketing perspective.[3]	2009	
Andrew J. Parsons	66	Senior Partner and Director, McKinsey & Company (global strategic management consulting firm) to December 2000; thereafter Member, McKinsey Advisory Council to June 2004; thereafter Director Emeritus, McKinsey & Company; Chairman and Chief Executive Officer, Gulliver Growth Partners LLC (management advisory firm). Mr. Parsons' previous experience as a Senior Partner at McKinsey focusing on worldwide consumer products provides the Company with both directly relevant experience as well as a global perspective. In addition, Mr. Parsons brings to the Company expertise in management and governance matters.[2] [3]	2001	UST Inc.
		CLASS B DIRECTORS		
Russell A. Boss	71	President and Chief Operating Officer to April 1993; thereafter President and Chief Executive Officer to November 14, 1999; thereafter Chairman of the Board. Mr. Boss's extensive career at the Company in a wide variety of roles gives him unique insights into the Company's challenges, opportunities and operations. In addition, Mr. Boss's share holdings ensure that shareholders' interests are aligned with the Company.[4] [5]	1962	
Bernard V. Buonanno, Jr.	71	Senior Partner, Edwards Angell Palmer & Dodge, LLP, Providence, RI (attorneys-at-law); Partner, Riparian Partners, Ltd., Providence, RI (investment banking firm). Mr. Buonanno's background as a previous business owner, a principal at an investment firm and as an attorney provide the Company with key insights and experience from a transactional as well as operational perspective.[5] [6] [7]	1986	Old Stone Corporation
Edward J. Cooney	62	Executive Vice President — Sales and Marketing, Amtrol, Inc., (producer and marketer of water storage, treatment, heating, expansion, flow control and related products) (1998-2000); thereafter Chief Financial Officer, Speidel, Inc., (worldwide distributor of watchbands and watchband attachments) to August 2001; thereafter Vice President and Treasurer, Nortek, Inc., (international designer, manufacturer and marketer of building products). Mr. Cooney has a wealth of relevant experience gained through his current and prior senior finance positions in several global companies. In addition, Mr. Cooney's prior experience in a senior position in sales and marketing provide the Company with a broad strategic point of view.[3] [7]	2004	
Dwain L. Hahs	57	Senior Vice President, Head of Operations and Engineering Bausch & Lomb, Inc. (2000-2006); thereafter Senior Vice President, President Asia-Region (2006-2008); President, Stonehenge Management LLC (a private investment company) (2009-present). Mr. Hahs has had extensive senior global experience in sales, marketing and operations. In addition, Mr. Hahs has had international senior positions which provide the Board with a very key perspective on the Company's business. Lastly, Mr. Hahs has had extensive experience in the optical and sunglass business proving excellent direct insight into the Company's optical division operations.		
Harlan M. Kent	46	President and Chief Operating Officer, Yankee Candle Company (2001 to present). Mr. Kent brings valuable insights and experience to the Board from his senior role as President and Chief Operation Officer at a consumer products company, including sales, marketing, distribution and operational expertise.[2]	2008	Yankee Candle Company
David G. Whalen	52	President and Chief Executive Officer. Mr. Whalen brings value and relevant expertise to the board both from his unique knowledge of the Company as well as from his prior experience in senior roles in marketing and operations at a global publicly traded optical company.	1999	

(1) Includes only companies with a class of securities registered pursuant to Section 12 or subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934 and any company registered as an investment company under the Investment Company Act of 1940.
(2) Member of Nominating and Corporate Governance Committee.
(3) Member of Audit Committee.
(4) Member of Executive Committee.
(5) Russell A. Boss and Bernard V. Buonanno, Jr. are cousins by marriage.
(6) Edwards Angell Palmer & Dodge, LLP performed less than $15,000 in legal services for the Company in 2009. They are not expected to perform legal services for the Company in 2010.
(7) Member of Compensation Committee.

Corporate Governance

Board of Director and Shareholder Meetings: The Board of Directors met five times during the fiscal year ended January 2, 2010 ("fiscal year 2009"). All directors attended at least 75% of the Board of Directors meetings and applicable committee meetings in fiscal year 2009. The Company has adopted a policy that requires members of the Board of Directors to make every effort to attend the Company's Annual Meeting. All members of the Board of Directors attended the Company's 2009 Annual Meeting.

Board of Director Independence: The Board of Directors is committed to strong, independent board leadership and believes that objective oversight of management performance is a critical aspect of effective corporate governance. The Board of Directors has reviewed the relationship that each current and nominee director has with the Company and with other parties. Only those directors who do not have any of the categorical relationships that preclude them from being independent within the meaning of applicable NASDAQ rules ("NASDAQ Rules") and who the Board of Directors affirmatively determines have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, are considered to be independent directors. The Board of Directors has reviewed a number of factors to evaluate the independence of each of its members and prospective members. These factors include those persons' current and historic relationships with the Company and its competitors, suppliers and customers; their relationships with management and other directors; the relationships their current and former employers have with the Company; and the relationships between the Company and other companies of which the Board members are directors or executive officers. Specifically, the Board considered that Bernard V. Buonanno and Russell A. Boss are cousins by marriage and that Mr. Buonanno is Senior Partner in a law firm that has in the past performed a relatively small amount of legal work for the Company (less than $15,000 in 2009). After evaluating these factors, the Board of Directors has determined that the following directors and nominees for director are independent directors within the meaning of applicable NASDAQ Rules: Bernard V. Buonanno, Jr; Edward J. Cooney; Galal P. Doss; Susan M. Gianinno, Dwain L. Hahs, Harlan M. Kent; and Andrew J. Parsons.

Independent members of the Board of Directors are scheduled to meet at least twice per year in executive session without management, but will meet as often as is deemed necessary.

In addition, we have an independent Chairman of the Board of Directors. The Board of Directors believes that separating the roles of Chairman and Chief Executive Officer provides an independent viewpoint and focus at board meetings, and ensures that our CEO will be able to focus his entire energy on running the Company. We believe this structure provides strong leadership for the Board of Directors, while also positioning the chief executive officer as the leader of the Company in the eyes of our customers, employees and shareholders.

Shareholder Communications: The Company's shareholders may communicate directly with the members of the Board of Directors or the individual chairmen of standing Board of Directors committees by writing directly to those individuals at the following address: One Albion Road, Lincoln, RI 02865. The Company's general policy is to forward, and not to intentionally screen, any mail received at the Company's corporate offices that is sent directly to an individual unless the Company believes the communication may pose a security risk.

Code of Ethics: The Board of Directors originally adopted a Code of Business Conduct and Ethics (the "Code of Ethics") in 1996 which has been periodically updated and amended. This Code of Ethics applies to all of the Company's (and its subsidiaries') employees, officers and directors, including its principal financial officers. A link to the Code of Ethics is on the Company's website at *www.cross.com* under the Company's Investor Relations section.

Board's Role in Strategic Planning and Risk Oversight: Our Board meets regularly to discuss the strategic direction and the issues and opportunities facing our company in light of trends and developments in the consumer products industry and general business environment. Throughout the year, our Board provides guidance to management regarding our strategy and helps to refine our operating plans to implement our strategy. Each year, the Board holds an extensive meeting with senior management dedicated to discussing and reviewing our long-term operating plans and overall corporate strategy. A discussion of key risks to the plans and strategy as well as risk mitigation plans and activities is led by the Chairman and Chief Executive Officer as part of the meeting. The involvement of the Board in setting our business strategy is critical to the determination of the types and appropriate levels of risk undertaken by the company. Our Board administers its risk oversight function as a whole and through its Board Committees. For example, the Audit Committee regularly discusses with management our major risk exposures, their potential financial impact on our company and our risk mitigation strategies.

Committees of the Board of Directors

The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance, and Executive Committees.

Audit Committee. The members of the Audit Committee are Edward J. Cooney, who serves as

Chairman, Susan M. Gianinno, James C. Tappan and Andrew J. Parsons. The Board has determined that the members of the Audit Committee are independent within the meaning of applicable NASDAQ Rules and Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Board of Directors has determined that Edward J. Cooney is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K. The Audit Committee meets on an as needed basis and met five times during fiscal year 2009.

The Audit Committee has oversight responsibility for the establishment and maintenance of an effective financial controls environment, for overseeing the procedures for evaluating the system of internal accounting controls and for evaluating audit performance. In addition to the responsibilities listed above, the Audit Committee has responsibilities and authority necessary to comply with Rule 10A-3(b) (2), (3), (4), and (5) under the Exchange Act. These and other aspects of the Audit Committee's authority are more particularly described in the Audit Committee Charter adopted by the Board of Directors in 2000, as amended. A current copy of the Charter is available on the Company's website, *www.cross.com*, in the Investor Relations section. See also the "Report of the Audit Committee" on page 27.

Compensation Committee. The members of the Compensation Committee are Bernard V. Buonanno, who serves as Chairman, and Edward J. Cooney. The Board has determined that the members of the Compensation Committee are independent within the meaning of applicable NASDAQ Rules. The Compensation Committee met two times during fiscal year 2009. The Compensation Committee has responsibility for developing, overseeing and implementing the overall compensation policy for the Company including the implementation of an incentive compensation plan for the Company. The Compensation Committee also determines, and/or makes recommendations to the Board of Directors concerning compensation, including incentive compensation, of the Chief Executive Officer and all other executive officers. The Compensation Committee administers the Company's equity incentive plan. See "Compensation Discussion and Analysis" beginning on page 8. The Compensation Committee has a charter which was adopted by the Board in February 2008. That charter is available on the Company's website, *www.cross.com*, in the Investor Relations section. The Compensation Committee may not delegate its authority for the responsibilities described in this paragraph.

Executive Committee. The members of the Executive Committee are Russell A. Boss and David G. Whalen. The Executive Committee meets on an as needed basis and met once during fiscal year 2009. The Executive Committee has the authority in certain circumstances to act in the stead of the Board between regular Board meetings.

Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee ("NCGC") are Andrew J. Parsons, who serves as Chairman, Harlan M. Kent and James C. Tappan. The Board has determined that the members of the NCGC are independent within the meaning of the applicable NASDAQ rules. The NCGC met five times during fiscal year 2009.

The NCGC has adopted a charter which was approved by the Board of Directors in February 2007, and which has been since amended (the "NCGC Charter"). The NCGC Charter is available on the Company's website, *www.cross.com*, in the Investor Relations section.

The NCGC is responsible for identifying, evaluating and recommending individuals for election or reelection to the Board of Directors, including those recommendations submitted by the Class A and Class B shareholders, and is also responsible for determining, with input from the Board, the desired criteria and attributes for Board members that will best meet the current and future needs of the Company. In addition, the NCGC is responsible for overseeing the Chief Executive Officer succession planning process and for overseeing management succession plans generally. Further, the Committee is responsible for corporate governance matters relating to the Board and the Company including conducting Board and Board Committee evaluations, implementing and maintaining Corporate Governance Guidelines, recommending Board Committee structure and composition and recommending and implementing governance best practices.

It is the policy of the NCGC that candidates for director possess the highest personal and professional ethics and integrity, have demonstrated effectiveness and sound business judgement, and possess skills and experience relevant to the business needs and objectives of the Company and to best serve the interests of the Company and its shareholders.

The NCGC's process for identifying and evaluating nominees is as follows:

(1) in the case of incumbent directors whose terms of office are set to expire, the NCGC reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, any change of status and any related party transactions with the Company during the applicable time period; and

(2) in the case of new director candidates, the NCGC conducts such inquiries into the backgrounds and qualifications of possible candidates as the NCGC deems necessary or appropriate after considering the composition of the Board of Directors and

needs of the Company. The Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation and backgrounds. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The NCGC discusses and considers such candidates' qualifications, including whether the nominee is independent for purposes of Exchange Act Rule 10A-3(b) and the NASDAQ Rules, and selects candidates for recommendation to the Board of Directors by majority vote of the committee. In seeking potential nominees, the Nominating and Corporate Governance Committee uses its network of contacts to identify potential candidates, but may also engage, if it deems appropriate, a professional search firm, at the Company's expense.

The Committee utilized its network of contacts to identify a candidate for the open position created by Mr. James C. Tappan's retirement from the Board.

The NCGC is authorized to adopt and implement such additional procedures and processes to discharge its responsibilities as it deems appropriate.

The Committee considers director candidates recommended by shareholders provided the shareholders follow the procedures set forth below. The NCGC does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether the candidate was recommended by a shareholder or otherwise.

The NCGC considers all bona fide candidates for Class A director positions recommended by Class A shareholders holding Class A common stock of the Company. The Committee considers all bona fide candidates for Class B director positions recommended by Class B shareholders holding Class B common stock of the Company. The Committee considers such Class A and Class B candidates using the same screening criteria as are applied to all other potential nominees for election based on the considerations set forth above. Third parties wishing to recommend candidates for consideration by the NCGC may do so in writing by providing the recommended candidate's name, biographical data, qualifications and a statement describing the basis for the recommendation, together with the recommended candidate's consent to serve if nominated, to the Chairman of the Nominating and Corporate Governance Committee.

In addition, the Company's by-laws also permit shareholders entitled to vote in the election of directors for the class of shares that they hold to nominate candidates for election as Class A directors or Class B directors, as the case may be. For nominees for election to the Board of Directors proposed by shareholders under the by-laws to be considered, the following information concerning each nominee must be timely submitted in accordance with the required procedures: (1) the nominee's name, age, business address, residence address, principal occupation or employment, the class and number of shares of the Company's capital stock the nominee beneficially owns, the nominee's qualifications to serve as a director of the Company and any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder; and (2) as to the shareholder proposing such nominee, that shareholder's name and address, the class and number of shares of the Company's capital stock that the shareholder beneficially owns, a description of all arrangements and understandings between the shareholder and the nominee or any other person or persons (including their names) pursuant to which the nomination is made, a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the person named in its notice and any other information relating to the shareholder that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder. The notice must also be accompanied by a written consent of the proposed nominee to being named as a nominee and to serve as a director if elected.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As indicated under "Compensation Discussion and Analysis" beginning on page 8, the 2009 compensation of David G. Whalen, a member of the Board of Directors of the Company, was established by the Compensation Committee and submitted to the Board of Directors for approval. The Compensation Committee is comprised of Bernard V. Buonanno, Jr. and Edward J. Cooney. The compensation of the remaining executive officers of the Company was similarly reviewed and approved by the Compensation Committee and submitted to the Board of Directors for approval.

There are no Compensation Committee interlocks.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Compensation Committee of the Company's Board of Directors has responsibility for developing, overseeing and implementing the overall compensation philosophy of the Company. It recommends for the approval of the full Board both the incentive compensation plans that apply to all levels of management within the Company and the specific elements of compensation that make up the total compensation of the Company's Chief Executive Officer and other named executive officers.

In this analysis, the term "named executive officers" refers to the Company's Chief Executive Officer, Chief Financial Officer, and the other executive officers included in the Summary Compensation Table on page 13.

Compensation Philosophy and Objectives

In general, the Company's executive compensation program is designed to attract, motivate, reward and retain high caliber executives to enable the Company to achieve its strategic and operating objectives. The program is designed to compensate executives at a level that is commensurate with both corporate and individual performance achievement with the ultimate goal of increasing shareholder value. The Compensation Committee's objective is to design a compensation package that is fair to both the executives and shareholders in relation to corporate performance and contributions to shareholder value, that is competitive in relation to companies of similar size and complexity of operations, that is balanced appropriately between fixed and variable components, and that is balanced appropriately between cash and equity-based compensation. As part of this compensation package, the Committee includes incentive-based compensation designed to reward the executive for both short and long-term company success. Short-term performance is measured each fiscal year and is typically rewarded through cash incentive payments. Long-term performance is typically targeted through equity awards granted from time to time. These awards are designed to align the executives' interests with those of other shareholders of the Company.

Overview of Compensation and Process

The Compensation Committee oversees the executive compensation program and typically makes the recommendations of compensation elements and amounts for the named executive officers to the Board of Directors for approval.

The Compensation Committee makes recommendations relating to compensation levels of executive officers, including the named executive officers, and also makes recommendations relating to the elements of compensation generally for Company management, which in each case is presented to the Board for approval. In making such recommendations, the Committee relies on the support from, and recommendations of, the Company's Human Resources Department and, except with respect to his own compensation, the Company's Chief Executive Officer. The Company's Human Resources Department formulates a proposal with respect to the Chief Executive Officer's compensation package that is submitted to the Committee for consideration. This recommendation is based in significant part on third-party data as described below. The Chief Executive Officer participates in formulating the compensation proposal for the other executive officers. The Compensation Committee can exercise discretion to increase or decrease any recommended compensation levels, adjustments or awards to executives not otherwise earned under the annual incentive plan described below.

The Compensation Committee has not directly engaged a compensation consultant in connection with the structuring of compensation programs or the setting of individual compensation or performance targets. However, the Chief Executive Officer and the Human Resources Department rely on materials and data provided by Towers Watson, a global human resource and executive compensation consulting firm, in formulating their recommendations to the Committee. First, the Company regularly engages Towers Watson to do regression analyses on certain of the named executive officers every year. In general, in a year for those named executive officers for which it does not commission regression analyses, the Company utilizes regression analyses done in the past 12 to 24 months which are then aged to reflect the marketplace. The Company uses regression analyses to obtain more accurate benchmark data since most of the readily available survey information reflects companies that are significantly larger in revenue size than the Company. Second, the Company seeks specific advice from Towers Watson from time to time regarding the elements of its compensation program. For example, Towers Watson has been engaged in the past to review and analyze the structure of the Company's annual incentive plan described on page 9. Towers Watson is not consulted every year, however, and is not

necessarily consulted with respect to every component of the executive management team's total compensation. The Compensation Committee has not directly retained or obtained guidance from Towers Watson in this respect, but it has access to Towers Watson personnel in considering the proposals put forth by management. The Compensation Committee has the authority, to the extent it deems necessary, to retain its own advisors in developing its recommendations.

The Company does not have a formal policy relating to the allocation of compensation between cash and non-cash elements such as equity awards. In the recent past, the Company has utilized both cash and non-cash awards for variable compensation programs. Since the Company's adoption of the accounting rules for share-based payments under FASB SFAS No. 123(R) for fiscal year 2006, the Company has limited the use of equity grants as a form of incentive compensation. While equity grants have not been part of a regularized or annual program in the recent past, unless financial conditions otherwise dictate, the Company is expecting to make long term equity grants on a more periodic basis to a limited group of executives. The purpose of instituting periodic grants is to provide a more effective retention vehicle for senior executives and to continually align their interests with the longer-term interests of the Company's shareholders.

When structuring incentive compensation programs, the Company will determine the appropriate form of grant — cash or equity — depending on the objective of that particular program. The Company generally uses cash incentive awards to drive shorter term (i.e. one year) performance on a broader basis, and equity based grants to provide recognition or to drive longer term performance (i.e. from one to three years) on a more limited basis.

In addition to the equity awards made from time to time to senior management, equity grants are also made as appropriate as a means of attracting highly qualified new executives and more closely aligning their interests with those of the Company's shareholders. Equity grants are also made on an ad hoc basis to reward or incent specific individual performance.

The Company has no formal stock ownership guidelines for officers or for directors, although directors are required to receive a portion of their annual retainer in the form of equity, as described in the "Director Compensation" discussion on page 25.

Elements of the 2009 Compensation

There were four primary components of the compensation package of the named executive officers for 2009. Those components are:

- base salary;
- cash awards under the Company's annual incentive plan and discretionary bonuses;
- equity-based awards; and
- retirement benefits.

In addition, each executive receives standard health and life insurance benefits. The Company does not currently grant perquisites or other personal benefits.

Base Salary

The Company provides named executive officers, like its other employees, a fixed base salary in order to compensate them for the services that they provide to the Company over the course of the year for sustained performance. Base pay is generally based on the responsibilities of the position, the skills and experience required for the job, the individual performance of the employee, business performance, labor market conditions and by reference to market median salary levels. Specifically for CEO compensation, as one element of the analysis, the Human Resources Department benchmarks other companies' CEO's compensation as it formulates its recommendation to the Compensation Committee. Companies were chosen as benchmarks based on their revenue size and the industry in which they operate. Specifically, companies that manufacture or distribute consumer products and that had the revenue closest in size to the Company and for which publicly available information was available, were chosen. Following are the benchmarked companies: Tiffany & Company; Fossil, Inc.; Movado Group; Coach, Inc.; Tandy Brands; Callaway Golf; K-Swiss and Swank. In reviewing this data, the Company's CEO compensation falls within the lower range of these benchmarked companies' CEOs' compensation, as does the Company's revenue size.

For all employees, salaries are typically evaluated and adjusted annually. Salary increases typically take effect in April of each year, unless business circumstances dictate differently. Like the other elements of compensation, these adjustments are recommended to the Compensation Committee by the Human Resources Department for the salary of the Chief Executive Officer, and by the Chief Executive Officer and the Human Resources Department together for other named executives.

Cash Incentive Programs

At the beginning of each year, following a proposal of the Human Resources Department, the Compensation Committee recommends performance-based annual incentive plans to the Board of Directors for its approval for that year which generally cover management and other exempt employees other than the CEO. The CEO's plan is set by the Compensation

Committee and the Board, with input from the CEO. The annual incentive plans are designed to be the primary compensation element to drive and recognize performance against established business objectives and to reward accomplishments within any given year. The Plan for 2009 was designed primarily to reward corporate segment success in generating earnings per share, operating income and to a lesser extent, individual achievement. Target award levels are generally set by reference to a percentage of the employee's base salary. For 2009, the Annual Incentive Plans provided that, generally, annual incentive payments would be made to participants upon the achievement of applicable corporate or divisional segment earnings per share ("EPS") or operating income before taxes ("OIBT") objectives for the year. The Company believes that achieving increasing EPS and OIBT levels are key to enhancing shareholder value and utilizes those as the key criteria for Company performance. For the purposes of determining incentive compensation, OIBT is defined as operating income before taxes but excluding extraordinary or non-recurring items. The award made to participants is then adjusted depending on the achievement of other previously identified individual objectives.

In addition to EPS, the CEO is measured against other performance metrics that drive shareholder value; revenue growth, free cash flow, net cash and cost reduction.

During 2009, the named executive officers (the "NEO's"), other than the CEO, had the opportunity under the applicable annual incentive plan to earn a target bonus of between 35% and 45% if OIBT targets were met. The NEO's, other than the CEO, have a maximum bonus opportunity equal to 150% of their target, with the exception of Charles MacDonald who has a maximum opportunity of 200%. The CEO has a target bonus opportunity of 75% of his base salary, and a maximum opportunity of 100%.

The Chief Executive Officer earned a bonus for 2009 by achieving against the objectives previously determined by the Compensation Committee. Following is a chart outlining the fiscal 2009 performance measures for CEO performance and the results against which an award was paid:

Measure of Company Performance	Needed for Target	Weight	Result
Revenue	$153MM	15%	$142MM
EPS	$ 0.26	35%	$ 0.13
Free Cash Flow	$ 7.1MM	15%	$ 6.0MM
Net Cash	$ 1.3MM	15%	$ 3.8MM
Cost Reduction	$ 4.1MM	20%	$ 5.4MM

Based on the foregoing, Mr. Whalen earned 65% of his target bonus ($435,000) resulting in an award of $284,000.

The Compensation Committee determined to award bonuses to named executive officers other than the CEO based on their performance on individual objectives as well as the results of the consolidated entity or the individual division as applicable. While the majority of the bonus amounts paid to the NEOs, including the CEO, were earned under the applicable incentive plan, several of the NEOs, other than the CEO, received relatively small discretionary bonus payments in recognition of their performance during the economic recession. Elements that the Compensation Committee considered in awarding the bonuses were segment OIBT, EPS, operating cash flow, cost reduction, and revenue generation.

Equity-based Awards

The Company does not make equity awards every year. However, the Compensation Committee considers equity-based performance awards to be an important tool in 1) retaining talent for long term growth and 2) rewarding and incenting executive performance that will have a long term impact on shareholder value.

Equity-based awards, including restricted stock awards, may be made by the Compensation Committee in its sole discretion, though in practice the Committee recommends such awards to the full Board for approval. At the time an award of restricted stock is made, if the award is performance based, the Committee establishes a restricted period and prescribes conditions for the lapse of restrictions during the restricted period, including the lapse of restrictions upon the attainment of certain objectives designed to drive shareholder value and, for retention purposes, upon the passage of time. Upon the grant of restricted stock, shares equal to the number of shares of restricted stock granted to an employee are registered in the employee's name but is held in custody by the Company for the employee's account. The shares are valued at the fair market value of the common stock on the date of the grant.

The Company granted no equity awards to the CEO and NEOs in 2009. The Company's process for granting options is prescribed in the Company's Omnibus Incentive Plan, as amended, which is administered by the Compensation Committee. The Committee follows this practice in setting the exercise price of nonqualified stock options as well. The Committee has on occasion authorized the grant of options to occur in the future, with an exercise price equal to the fair market value as of the effective date of the grant. The Committee has never granted options with a grant date that preceded the Committee's authorization of the

grant, nor has it granted stock options with an exercise price of less than the fair market value on the date of grant.

Retirement-related Benefits

401(k) plan. The 401(k) plan is a tax-qualified retirement savings plan pursuant to which all of the Company's U.S. based employees, including the named executive officers, are able to contribute the lesser of 25% of their annual salary or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. The Company matches the participants' contributions based on the following schedule:

Participant contribution	Company match
1%	1.0%
2%	2.0%
3%	2.5%
4%	3.0%
5%	3.5%
6% or more	4.0%

In addition to the Company match, all participants qualify for an annual core contribution of 2% of pay.

The vesting schedule for all Company contributions to the 401(k) plan is 20% for each year a participant works 1,000 hours, with 100% vesting after five years of working 1,000 hours for each year.

Pension plans. The Company maintains two defined benefit retirement plans, as further described in the "Pension Benefits" discussion beginning on page 17. The qualified pension plan (the Cross Company Pension Plan) was structured to provide funded, tax-qualified benefits up to the limits on compensation and benefits permitted under the Internal Revenue Code and was designed to provide tax-qualified pension benefits for most employees of the Company, including the named executive officers. The Company amended its Cross Company Pension Plan in May 2006 to freeze benefit accruals. As a result of the freeze, any accrued benefits which participants had in that plan as of May 20, 2006 are theirs. However, benefits no longer grew after that point since compensation and years of service after that date are not to be included in calculating pension benefits. Benefits payable under the qualified pension plan were based on the employee's earnings up to a compensation limit under the Internal Revenue Code ($245,000 in 2009). In addition, benefits provided under the qualified pension plan may not exceed a benefit limit under the Internal Revenue Code (the limit in 2009 was $195,000 payable as a single life annuity beginning at any age from age 62 through Social Security normal retirement age).

The nonqualified plan (the A.T. Cross Company Unfunded Excess Benefits Plan) provides unfunded, non-qualified benefits in excess of the limits applicable to the A.T. Cross Company Pension Plan and the 401(k) plan.

Nonqualified deferred compensation plan. The Company offers its executives a deferred compensation plan, whereby the executive can elect to defer a portion of his or her future base salary and/or cash bonus. Any amounts deferred and interest or earnings credited on such amounts are exempt from income taxes during the deferral period. The full amount credited to the executive's deferred compensation account becomes payable at the earlier of the end of the deferral period elected by the executive or upon the executive's retirement from the Company. Currently, no executive of the Company participates in the deferred compensation plan.

Post-Termination Compensation

In order to attract, motivate, and retain executives, the Company believes that certain severance arrangements for the named executive officers are appropriate and necessary. These severance arrangements were determined using benchmark compensation survey data. Currently, the Company relies on several industry surveys to determine appropriate levels of severance.

In 2005, the Board of Directors approved certain severance arrangements whereby the Chief Executive Officer and the other named executive officers will receive payments in the event that there is a change in control of the Company's Class B stock (i.e., a sale of more than 50% to unaffiliated parties) and a subsequent termination or constructive termination, or in the event that the executive is terminated without cause, provided the executive signs an acceptable release agreement. The terms of these arrangements are discussed in greater detail starting on page 19.

The Board also approved certain gross-up payments to the Chief Executive Officer and the other named executive officers under certain circumstances in the event of change in control payments. Internal Revenue Code Section 4999 imposes a non-deductible 20% excise tax on a recipient for any change in control payments that are in excess of three times his or her average annual taxable compensation over the prior five-year period (the "base amount"). In the event that the change in control payments made to a named executive officer exceed three times such base amount (the "safe harbor amount"), the Company will provide a gross-up to the Chief Executive Officer to provide him or her the after tax benefit he or she would have received had the excise tax not been triggered, and will provide a conditional gross-up to the other named executives in the event that the change in control payments exceed the safe harbor amount by more than

a specified amount. The conditional gross-up provides that the change in control payments will be capped to fall below the safe harbor amount if the amount by which the change in control payments exceed such safe harbor amount is $50,000 or less. If the change in control payments exceed such safe harbor amount by greater than $50,000, the named executive will receive a gross-up. Any change in control payments that exceed the safe harbor amount (including any gross-up) are not deductible by the Company.

Tax and Accounting Implications

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to any of the corporation's chief executive officer and the four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The Board and the Compensation Committee will work to structure performance-based compensation, including equity-based grants and annual bonuses, to executive officers who may be subject to Section 162(m) in a manner that satisfies those requirements. The Board and the Compensation Committee reserve the authority to award non-deductible compensation in certain circumstances as they deem appropriate. Because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued under it, no assurance can be given, despite the Company's efforts, that compensation intended by the Company to satisfy the requirements for deductibility under Section 162(m) does in fact do so.

Effective January 1, 2006, the Company accounts for equity-based grants, including stock options and restricted stock awards, in accordance with the requirements of SFAS 123(R). The effect of those requirements is considered in structuring equity awards and has weighted recent total compensation in favor of cash with a performance-based stock grant component, where expense is recognized by the Company only to the extent that satisfaction of the performance conditions is probable, and in certain circumstances, a time-based stock component, where expense is recognized ratably over the life of the time-based grant.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on this review and discussion, the Compensation Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

2009 Compensation Committee

Bernard V. Buonanno, Jr., Chairman
Edward J. Cooney

SUMMARY COMPENSATION TABLE
FISCAL YEAR 2009

The following table sets forth certain information with respect to the Company's Chief Executive Officer and the four other most highly compensated executive officers during 2009 (collectively, the "named executive officers").

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
David G. Whalen	2009	$580,000	—	$132,667	—	$284,000	$ 42,931	$60,377	$1,099,975
President and Chief	2008	583,078	—	$314,535(6)(10)	—	$340,000	28,785	66,847	1,333,244
Executive Officer	2007	536,540	$ 24,300	181,068	—	425,700	(12,926)	45,713	1,201,195
Kevin F. Mahoney	2009	280,962	4,000	66,333	46,000	71,000	1,520	30,376	500,191
Vice President,	2008	270,616	150,000	66,333(10)	$ 5,164(7)	—	1,117	29,178	522,407
Finance and Chief Financial Officer	2007	243,770	4,680	—	35,194	85,320	(566)	23,525	391,923
Charles R. MacDonald	2009	307,308	73,000	93,250	46,000	127,000	9,942	44,625	701,125
President, Cross	2008	304,327	89,000	256,356(8)(10)	1,947	216,000	5,592	43,485	916,706
Optical Group and Costa Del Mar Sunglasses, Inc.	2007	221,770	44,078	66,625	—	255,922	(1,576)	29,802	616,621
Charles S. Mellen	2009	335,000	35,000	81,785	46,000		1,610	25,758	525,152
President,	2008	338,750	40,000	174,783(9)(10)	1,947	—	1,045	28,049	584,574
Cross Accessory Division	2007	301,509	75,000	159,482	—	—	(632)	24,620	559,979
Tina C. Benik	2009	240,000	14,000	66,333(10)	18,400	11,000	18,120	20,668	388,521
Vice President,	2008	239,231	35,000	66,333	779	—	22,231	20,465	384,039
Legal and Human Resources	2007	216,763	—	—	—	85,000	(11,881)	19,566	309,454

(1) Amounts in this column reflect discretionary bonus payments awarded by the Compensation Committee in recognition of the performance of the Company in 2009 during the financial crisis.

(2) These equity awards were made to retain and reward the named executive officer. For additional discussion of the Company's Compensation program, see page 8. A discussion of the assumptions used in calculating these values may be found in Note I (Omnibus Incentive Plan) to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K.

(3) Amounts in this column reflect 2009 earnings as a result of achievement of pre-established performance targets under the annual incentive plans described on page 9. Mr. Whalen's bonus was granted in recognition of achievement of predetermined quantitative objectives. Mr. MacDonald's, Mr. Mahoney and Ms. Benik's awards were paid in recognition of achievement of several predetermined targets including OIBT, cash flow, key market sales and cost reduction targets.

(4) Amounts in this column reflect the change in the actuarial values of defined benefit pension plans during 2009. Actuarial value computations are based on FASB Statement No. 87 assumptions discussed in Note 4 (Employee Benefits Plan) to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K. The Company does not provide above-market rates of return in the Unfunded Excess Benefits Plan relating to the 401(k) plan as described on page 19. Effective May 20, 2006, both the Qualified Pension Plan and the Excess Benefit Plan were amended to freeze benefit accruals. Therefore, the named executive officers accrued no pension benefits in 2009.

(5) Amounts in this column consist of life insurance premium payments made by the Company on behalf of each named executive officer and Company contributions/accruals to the 401(k) plan and/or Unfunded Excess Benefits Plan. The specific components are shown in the table below.

Name	Life Insurance Premium Payment	401(K) Contributions
Mr. Whalen	$5,177	$55,200
Mr. Mahoney	$4,518	$25,857
Mr. MacDonald	$7,886	$36,738
Mr. Mellen	$3,257	$22,500
Ms. Benik	$4,568	$16,100

(6) This amount reflects the expense recognized by Cross for accounting purposes calculated in accordance with FASB Statement of Financial Accounting Standards No. 123 (revised 2004)("FASB 123R") with respect to a time-based restricted stock grant to Mr. Whalen. Mr. Whalen received a restricted stock award of 150,000 shares on July 21, 2004 at a fair value of $803,250. The restrictions lapsed as to all of the shares on December 31, 2008.

(7) This amount reflects the expense recognized by the Company for accounting purposes calculated in accordance with SFAS 123R with respect to a stock option grant to Mr. Mahoney. Mr. Mahoney received a stock option grant of 60,000 shares on January 1, 2005 at a fair value of $313,500 in connection with his hiring. The options vested in one-third increments on January 1, 2006, January 1, 2007 and January 1, 2008, respectively.

(8) This amount reflects the expense recognized by Cross for accounting purposes calculated in accordance with SFAS 123R with respect to time-based and performance-based restricted stock grants to Mr. MacDonald. Mr. MacDonald received a performance-based restricted stock award of 40,000 shares on January 3, 2006 at a fair value of $166,000. Twenty-five percent of the stock vested at the end of fiscal year 2007, and the remaining 75% vested at the end of fiscal year 2008 upon the attainment of certain performance targets.

(9) This amount reflects the expense recognized by Cross for accounting purposes calculated in accordance with FASB 123R with respect to time-based restricted stock grants to Mr. Mellen. On October 25, 2006, Mr. Mellen received a time-based grant of 25,000 restricted shares at a fair value of $167,000 in recognition of his promotion to Senior Vice President of Global Marketing and Sales and to serve as a retention vehicle. Restrictions on 8,334 shares lapsed on each of October 25, 2007, October 25, 2008 and October 25, 2009 respectively.

(10) These amounts include performance based stock on which the restrictions have lapsed due to achievement of objectives for Mr. MacDonald and time based restricted stock that was granted on January 2, 2008 at a fair market value of $9.95 for all the named executive officers. Restrictions on the time based shares will lapse on December 31, 2010 if the executive is still employed by the Company.

GRANTS OF PLAN BASED AWARDS
DURING FISCAL YEAR 2009

The following table describes awards to the named executive officers during fiscal year 2009 under the Company's performance-based annual incentive plan. No grants were made to the named executive officers during fiscal year 2009 under the Company's long term incentive plan. Both plans are described in greater detail beginning on page 9.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Approval Date	Threshhold #	Target #	Maximum #	Threshhold #	Target #	Maximum #	All Other Stock Awards	All Other Option Awards	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards $
David G. Whalen	NA	NA	$ 0	$435,000	$580,000	—	—	—	—			
Kevin F. Mahoney	NA		9,833	98,336	147,505							
Charles R. MacDonald	NA		13,828	138,288	207,432							
Charles Mellen	NA		15,075	150,750	226,125							
Tina C. Benik	NA		9,600	96,000	144,000							

All named executives have a maximum possible incentive plan award of one hundred fifty percent of the target bonus opportunity with the exception of Mr. MacDonald, whose annual incentive plan formula for 2009 had a maximum of two hundred percent of the target bonus.

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL YEAR 2009

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares of Stock That have Not Vested	Market Value of Shares of Stock That have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares That have Not Vested	Equity Incentive Plan Awards: Market Value of Unearned Shares That have Not Vested
David G. Whalen.	4,000	0	4.75000	2/25/2010	40,000(a)	$199,200	26,668(b)	$132,807
	770	0	5.44670	3/31/2010				
	2,200	0	5.75000	5/22/2010				
	562	0	5.57160	6/30/2010				
	566	0	5.25830	9/29/2010				
	653	0	5.25500	10/2/2010				
	4,000	0	4.68750	10/31/2010				
	100,000	0	7.62500	7/25/2011				
	125,000	0	7.11000	7/24/2012				
Tina C. Benik	25,000	0	5.09375	7/27/2010	20,000(a)	$ 99,600	13,336(b)	$ 66,413
	18,000	0	7.62500	7/25/2011				
	25,000	0	7.11000	7/24/2012				
	13,334	26,666	3.49500	12/12/2018				
Kevin F. Mahoney	60,000	0	5.22500	1/31/2015	20,000(a)	$ 99,600	13,336(b)	$ 66,413
	33,334	66,666	3.49500	12/12/2018				
Charles R. MacDonald	33,334	66,666	3.49500	12/12/2018	20,000(a)	$ 99,600	13,336(b)	$ 66,413
					10,000	$ 49,800		
Charles S. Mellen.	33,334	66,666	3.49500	12/12/2018	20,000(a)	$ 99,600	13,336(b)	$ 66,413

(a) Restrictions on all shares held by Mr. Whalen, Ms. Benik, Mr. Mahoney, Mr. MacDonald and Mr. Mellen will terminate on December 31, 2010.

(b) Restrictions on the equity incentive awards held by Mr. Whalen, Ms. Benik, Mr. Mahoney, Mr. MacDonald and Mr. Mellen terminate at the end of fiscal 2010 if certain performance targets are met.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2009

	OPTION AWARDS		STOCK AWARDS	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
David G. Whalen	0	$0	0	$ 0
Kevin F. Mahoney	0	0	0	0
Charles R. MacDonald	0	0	36,666	$75,532
Charles S. Mellen	0	0	8,333	$33,957
Tina C. Benik	0	0	0	0

PENSION BENEFITS

In the United States, A.T. Cross Company maintains two defined benefit plans. One is the A.T. Cross Company Pension Plan, which provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code (referred to as the "Qualified Pension Plan"). The other is the A.T. Cross Company Unfunded Excess Benefits Plan, which provides unfunded, non-qualified benefits in excess of the limits applicable to the Qualified Pension Plan and the 401(k) plan (referred to as the "Excess Plan" or the "Nonqualified Excess Plan"). The Excess Plan benefits and provisions described here and shown in the Pension Benefits Table on page 18 pertain solely to the excess pension benefits attributable to the Qualified Pension Plan. The Excess Plan benefits attributable to benefits in excess of the limits applicable to the 401(k) plan are shown in the Nonqualified Deferred Compensation Table on page 19.

The "Present Value of Accumulated Benefits" shown in the Pension Benefits Table is the present value as of December 31, 2009 of the annual pension benefit earned as of December 31, 2009 payable under a plan for the executive's life beginning on the named executive officer's normal retirement age. The normal retirement age is defined as age 65 in each of the plans. Certain assumptions were used to determine the present value and to determine the annual pension that is payable beginning at normal retirement age. Those assumptions are described in footnote 1 to the Pension Benefits Table on page 18.

Qualified Pension Plan

General

The Qualified Pension Plan was designed to provide tax-qualified pension benefits for most employees of the Company. Benefits under the Qualified Pension Plan are funded by an irrevocable tax-exempt trust. An executive's benefits under the Qualified Pension Plan are payable from the assets held by the tax-exempt trust.

Benefits provided under the Qualified Pension Plan are based on earnings up to a compensation limit under the Internal Revenue Code (which was $245,000 in 2009). In addition, benefits provided under the Qualified Pension Plan may not exceed a benefit limit under the Internal Revenue Code (which in 2009 was $195,000 payable as a single life annuity beginning at any age from age 62 through Social Security Normal Retirement Age).

Material terms and conditions

Effective May 20, 2006, both the Qualified Pension Plan and the Excess Plan were amended to freeze benefit accruals.

The accrued benefit under the Qualified Pension Plan is expressed as an annual single life annuity payable from normal retirement age and is determined under the following formula:

40% of Average Earnings less the Social Security Credit, prorated for less than 25 years of credited service. In no event is the accrued benefit less than 20% of Average Earnings, prorated for 25 years of credited service.

The Social Security Credit is equal to the lesser of (i) and (ii), multiplied by (iii):

(i) the average of the three most recent years of earnings (excluding earnings in excess of the Social Security Wage Base)

(ii) Social Security covered compensation

(iii) 18.0% for participants born before 1938
16.8% for participants born between 1938 and 1954
15.6% for participants born after 1954

For purposes of the above formula, "Average Earnings" is the average of the five consecutive years earnings that produce the highest average and "Credited Service" of one year is granted for 1,000 or more hours of service during a plan year. No credit is recognized for employment before January 1, 1984. Credited service was frozen as of May 20, 2006.

If the participant has attained age 62 and 5 years of service, the accrued benefit is reduced by 5/9 of 1% for each month by which the early retirement date precedes the normal retirement date.

If the participant is vested in the Qualified Pension Plan and dies while still employed by the Company, his or her spouse will receive a life annuity equal to 100% of the amount the participant would have received if he or she had elected a 100% Joint & Survivor annuity payment form commencing on his or her earliest retirement date and died the next day. If the participant dies after terminating employment, the benefit is the same as above, except that the spouse's annuity is reduced to 50% of the amount the participant would have received under the above analysis.

Eligibility of the named executive officers for unreduced pensions before normal retirement age

None; the pension benefit under the Qualified Pension Plan is reduced if paid before normal retirement age.

Elements of compensation included in applying the payment and benefit formula

Compensation includes base salary, bonus, overtime, commissions, any deferrals to the Company's 401(k) plan, and other pre-tax contributions to a Section 125, Section 402(e)(3) or Section 402(h) plan.

Company policy with regard to granting extra years of Credited Service

Generally, an eligible employee earns one year of Credited Service for each plan year in which he or she completes 1,000 hours of service. Additional years of Credited Service are generally not granted to participants in this plan and no extra years of service have been granted to the named executives. Their respective years of Credited Service are included in the Pension Benefits Table on page 18.

Form of payment

Lump sum payments are generally only available on de minimis amounts. Based on current benefit levels, the named executives' benefits are only payable in the form of a monthly annuity. Optional annuity forms with the spouse as beneficiary are available which are actuarially equivalent in value.

Excess Plan

General

The Excess Plan provides participants with benefits that may not be provided under the Qualified Pension Plan and the 401(k) plan because of the limits on compensation and benefits. The Excess Plan is unfunded and maintained as a book reserve account. No funds are set aside in a trust or otherwise; participants in the Excess Plan are general creditors of the Company with respect to the payment of their Excess Plan benefits.

Material terms and conditions

The Excess Plan provides a benefit that is equal to the benefit that would be provided under the Qualified Pension Plan and the 401(k) plan if the compensation and benefit limits did not exist, less the benefit actually provided under the Qualified Pension Plan. Due to the benefit freeze under the Qualified Pension Plan, the benefits under this plan as they apply to the Qualified Pension Plan were also frozen effective May 20, 2006.

Eligibility for unreduced pensions before normal retirement age

None; the pension benefit under the Excess Plan is reduced if paid before normal retirement age.

Elements of compensation included in applying the payment and benefit formula

Compensation includes the same elements as under the Qualified Pension Plan, but without regard to Internal Revenue Code 401(a)(17) limits on compensation.

Company policy with regard to granting extra years of Credited Service

The Company's policy with respect to the Excess Plan is identical to the Company's policy with respect to the Qualified Pension Plan, as stated above.

Form of payment

For the named executives, benefits have generally been payable as provided under the Qualified Pension Plan or 401(k) plan, as applicable. Effective January 1, 2007, participants may receive their benefit in the form of a lump sum payment or annuity based upon their election made subject to the requirements of Internal Revenue Code Section 409A.

PENSION BENEFITS
FOR FISCAL YEAR 2009

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefits at 12/31/2009(1)	Payments During Last Fiscal Year
David G. Whalen	Qualified Pension Plan	6	$ 85,197	$0
	Nonqualified Excess Plan	6	235,670	0
Kevin F. Mahoney	Qualified Pension Plan	1	11,963	0
	Nonqualified Excess Plan	1	—	0
Charles R. MacDonald	Qualified Pension Plan	3	58,288	0
	Nonqualified Excess Plan	3	10,727	0
Charles S. Mellen	Qualified Pension Plan	1	10,825	0
	Nonqualified Excess Plan	1	—	0
Tina C. Benik	Qualified Pension Plan	16	197,690	0
	Nonqualified Excess Plan	16	24,932	0

(1) Assumptions for Calculation of Present Value of Accumulated Benefit disclosed in Pension Benefits Table:

Measurement Date	12/31/2009
Interest Rate for Present Value	5.88%
Mortality (Pre Benefit Commencement)	None
Mortality (Post Benefit Commencement)	IRS 2009 Annuitant Mortality (M/F)
Withdrawal and Disability Rates	None
Retirement Rates prior to Age 65	None
Normal Retirement Age	65

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2009

Name	Plan	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year(2)	Aggregate Earnings in Last Fiscal Year	Aggregate Distributions in Last Fiscal Year	Aggregate Balance at Last Fiscal Year End
David G. Whalen	Nonqualified Excess Plan	$0	$40,500	$21,180	$0	$137,479
	Deferred Compensation Plan	0	0	0	0	0
Kevin F. Mahoney	Nonqualified Excess Plan	0	11,158	6,575	0	24,010
	Deferred Compensation Plan	0	0	0	0	0
Charles R. MacDonald	Nonqualified Excess Plan	0	22,038	11,644	0	73,903
	Deferred Compensation Plan	0	0	0	0	0
Charles S. Mellen	Nonqualified Excess Plan	0	7,800	5,967	0	29,022
	Deferred Compensation Plan	0	0	0	0	0
Tina Benik	Nonqualified Excess Plan	0	1,800	1,779	0	10,832
	Deferred Compensation Plan	0	0	0	0	0

(1) None of the named executive officers have elected to participate in the Deferred Compensation Plan.
(2) The amounts in this column are also included in the Summary Compensation Table on page 13, in the All Other Compensation column as a portion of the Company's 401(k) contribution.

The Nonqualified Deferred Compensation Table above shows information about two Company programs: the Excess Plan described on page 17, and the deferred compensation plan described below. The Excess Plan is designed to allow each executive to receive a Company contribution of match, and core contribution (2% of eligible compensation). The Excess Plan is administered in the same manner as the Company's 401(k) plan, with the same participation and investment elections.

Executive officers may also defer receipt of all or part of their cash compensation under the Company's deferred compensation plan. Amounts deferred by executives under this program are credited with interest. The participant may elect that amounts credited to his or her account be allocated between two sub-accounts: the "Interest Income Account" and the "Fixed Income Account". The rate of interest to be credited to the Interest Income Account is equal to the six-month treasury bill rate in effect at the time interest is credited. The Fixed Income Account will be credited with income, gains, or losses that would have been earned during that period had such account been invested in the Stable Asset Fund (or such successor fund as offered under the Company's qualified defined contribution plan). Interest is credited each June 30 and December 31. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Company. All deferral elections and associated distribution schedules are irrevocable. Both plans are unfunded and subject to forfeiture in the event of bankruptcy.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The named executive officers of the Company qualify for certain benefits in the event of termination of such executive's employment. The amount of compensation payable to each named executive officer is dependent on the nature of the termination. Payments that may be made in cases of voluntary termination, early retirement, involuntary termination, termination following a change in control and in the event of disability or death of the executive are discussed below. The amounts payable referenced in the discussion assume that such termination was effective as of December 31, 2009, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. Generally, amounts are reported in the tables below only to the extent that they are more favorable to the named executive officer than what is available to the Company's other employees and are in addition to accrued benefits or earned compensation noted elsewhere in this proxy statement. The actual amounts to be paid out upon termination or change in control can only be determined at the time of such executive's separation from the Company.

Payments Made Upon Termination

Regardless of the nature of a named executive officer's termination, he or she may be entitled to receive benefits accrued and compensation earned during his or her term of employment. Such amounts may include:

- non-equity incentive compensation earned during the fiscal year in the same manner as other employee participants;

- vested outstanding equity grants in the same manner as other employee participants;
- extension of exercise period for vested stock options if executive is age 62 or older in the same manner as other employee participants;
- vested amounts contributed by the Company under the 401(k) plan in the same manner as other employee participants, the related Excess Plan and the nonqualified deferred compensation program;
- unused vacation pay in the same manner as other employee participants; and
- amounts accrued and vested through the Company Qualified Pension Plan in the same manner as other employee participants, and the related Excess Plan.

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified above, the retiring executive officer will have the option to continue medical benefits until age 65 at the full premium cost in the same manner as offered to other employee participants.

Payments Made Upon Death or Disability

In the event of the death or disability of a named executive officer, in addition to the applicable benefits listed under the headings "Payments Made Upon Termination" and "Payments Made Upon Retirement" above, the named executive officer or his or her estate may receive benefits under the Company's disability plan or payments under the Company's life insurance plan, as appropriate and in the same manner as other employee participants.

Payments Made Upon Involuntary Termination Without Cause

In the event of an involuntary termination without cause, in addition to the items identified above under the heading "Payments Made Upon Termination" above, each of the named executive officers other than Mr. Whalen will receive a severance payment equal to 1.0 times the executive's base salary and Mr. Whalen will receive a severance payment equal to 2.0 times his base salary and target bonus under the annual incentive plan (75% of his base salary).

Payments Made Upon a Change in Control

The Company has a Change in Control Severance Program (the "Program"). Pursuant to this Program, if an executive's employment is actually or constructively terminated following a change in control (other than termination by the Company for cause), in addition to the items identified above under the heading "Payments Made Upon Involuntary Termination Without Cause", the named executives may receive the following payments and benefits:

- with the exception of Mr. Whalen, each of the named executive officers actually or constructively terminated in the 24 month period following a change in control will receive:
  - □ severance payment equal to 1.5 times the executive's base salary;
  - □ an amount equal to 1.5 times the executive's target bonus under the annual incentive plan;
  - □ in certain circumstances, an amount as described on page 12 under the heading "Post-Termination Compensation" which represents excise tax charged to the named executive officer as a result of any change in control payments; and
  - □ any unvested stock options held by the executive will vest and become exercisable, and any restrictions on restricted stock grants held by the executive will lapse.
- If actively or constructively terminated following a change in control, Mr. Whalen will receive:
  - □ a severance payment equal to 3.0 times his base salary;
  - □ an amount equal to 3.0 times his target bonus under the annual incentive plan (75% of base salary);
  - □ an amount as described on page 12 under the heading "Post-Termination Compensation" which represents excise tax charged to Mr. Whalen as a result of any change in control payments; and
  - □ Any unvested stock options held by Mr. Whalen will vest and become exercisable, and any restrictions on restricted stock grants held by Mr. Whalen will lapse.

Generally, pursuant to the Program, a change in control is deemed to occur if (a) there is a change in the beneficial ownership of more than fifty percent of the Class B common stock of the Company, or (b) the Company's stockholders approve a consolidation or merger in which the Company will not be the surviving corporation, or approve the sale of substantially all of the Company's assets.

The following tables set forth the estimated value of payments and benefits that the Company's named executive officers would be entitled to receive assuming certain terminations of employment and/or assuming a change in control of the Company, in each case occurring on December 31, 2009.

Mr. Whalen

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause (no Change in Control)	Involuntary Termination Without Cause or by Executive for Good Reason (Change in Control)	Disability	Death
Compensation:				
Annual Incentive Plan(1)	$ 870,000	$ 1,305,000(4)	$ 435,000	$ 435,000
Stock Options(2)	NA	NA	NA	NA
Performance-Based Restricted Stock Awards(3)	NA	132,807	132,807	132,807
Benefits & Perquisites:				
Time-Based Restricted Stock Awards(3)	NA	99,600	99,600	99,600
Health and Welfare Benefits(5)	22,990	34,485	0	0
Life Insurance Benefits(6)	10,354	15,531		
Cash Severance(7)	1,160,000	1,740,000	0	0
TOTAL	**$2,063,344**	**$3,327,423**	**$667,407**	**$667,407**

(1) See discussion on page 20 regarding payments to Mr. Whalen pursuant to the annual incentive plan under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control." Additionally, as noted on page 20, in the event of disability or death Mr. Whalen would receive any earned bonus for that year under the annual incentive plan. The dollar amounts shown above assume that Mr. Whalen achieved his target bonus for 2009.

(2) Mr. Whalen currently has no unvested stock options.

(3) Mr. Whalen has outstanding performance-based and time-based restricted stock award, as described in the Outstanding Equity Awards Table on page 15. Unless the Board of Directors in its sole discretion determines otherwise. (a) if an employee's employment with the Company is terminated during the restricted period other than by reason of death, disability or change in control, the employee shall thereupon forfeit all restricted shares, (b) if an employee's employment with the Company is terminated during the restricted period because of death or disability occurring within the twelve month period immediately preceding the end of a restricted period, the restricted period shall terminate with respect to any restricted shares for which the restrictions would have lapsed in such following twelve month period, and (c) upon a change in control all restricted periods shall end and the restrictions applicable to all outstanding awards of restricted shares shall terminate.

(4) In the event of a change in control, the executive would receive an amount equal to 3 times his target bonus under the annual incentive plan.

(5) These amounts represent Company paid premiums toward continued medical and dental coverage for the executive during the severance period.

(6) These amounts represent Company paid premiums toward continued life insurance coverage during the severance period. As noted on page 20, in the event of disability or death the executive or his or her estate may receive benefits under the Company's life insurance plan in the same manner as other employee participants.

(7) See discussion on page 20 regarding severance payments to the Chief Executive Officer under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control."

Mr. Mahoney

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause (no Change in Control)	Involuntary Termination Without Cause or by Executive for Good Reason (Change in Control)	Disability	Death
Compensation:				
Annual Incentive Plan	$ NA	$ 149,625(2)	$ 99,750(1)	$ 99,750(1)
Stock Options(3)	NA	NA	NA	NA
Performance-Based Restricted Stock Awards(4)	NA	66,413	66,413	66,413
Benefits & Perquisites:				
Time-Based Restricted Stock Awards(4)	NA	99,600	99,600	99,600
Health and Welfare Benefits(5)	4,757	7,136	0	0
Life Insurance Benefits(6)	4,518	6,777		
Cash Severance(7)	285,000	427,500	0	0
TOTAL	**$294,275**	**$757,051**	**$265,763**	**$265,763**

(1) See discussion on page 20 regarding payments to the named executive officers pursuant to the annual incentive plan under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon Death or Disability." The dollar amounts shown above assume that the executive achieved his target bonus for 2009.

(2) In the event of a change in control, the executive would receive an amount equal to 1.5 times his target bonus under the annual incentive plan.

(3) Mr. Mahoney has unvested stock options as described in the Summary Compensation Table on page 13. In the event of change in control while any option remains outstanding, unless the Board of Directors determines or the terms of any award agreement provide otherwise, all options shall become immediately exercisable, and shall expire as of the effective date of the change in control.

(4) Mr. Mahoney has outstanding performance-based and time-based restricted stock awards as described in the Outstanding Equity Awards Table on page 15. Unless the Board of Directors in its sole discretion determines otherwise, (a) if an employee's employment with the Company is terminated during the restricted period other than by reason of death, disability or change in control, the employee shall thereupon forfeit all restricted shares, (b) if an employee's employment with the Company is terminated during the restricted period because of death or disability occurring within the twelve month period immediately preceding the end of a restricted period, the restricted period shall terminate with respect to any restricted shares for which the restrictions would have lapsed in such following twelve month period, and (c) upon a change in control all restricted periods shall end and the restrictions applicable to all outstanding awards of restricted shares shall terminate.

(5) These amounts represent Company paid premiums toward continued medical and dental coverage for the executive during the severance period.

(6) These amounts represent Company paid premiums toward continued life insurance coverage during the severance period. As noted on page 20, in the event of disability or death the executive or his or her estate may receive benefits under the Company's life insurance plan in the same manner as other employee participants.

(7) See discussion on page 20 regarding severance payments to the named executive officers under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control."

Mr. MacDonald

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause (no Change in Control)	Involuntary Termination Without Cause or by Executive for Good Reason (Change in Control)	Disability	Death
Compensation:				
Annual Incentive Plan	$ NA	$ 209,250(2)	$ 139,500(1)	$ 139,500(1)
Stock Options(3)	NA	NA	NA	NA
Performance-Based Restricted Stock Awards(4)	NA	66,413	66,413	66,413
Benefits & Perquisites:				
Time-Based Restricted Stock Awards(4)	NA	149,400	149,400	149,400
Health and Welfare Benefits(5)	11,247	16,870	0	0
Life Insurance Benefits(6)	7,886	11,830		
Cash Severance(7)	310,000	465,000	0	0
TOTAL	**$329,133**	**$918,763**	**$355,313**	**$355,313**

(1) See discussion on page 20 regarding payments to the named executive officers pursuant to the annual incentive plan under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon Death or Disability." The dollar amounts shown above assume that the executive achieved his target bonus for 2009.

(2) In the event of a change in control, the executive would receive an amount equal to 1.5 times his target bonus under the annual incentive plan.

(3) Mr. MacDonald has unvested stock options as described in the Outstanding Equity Awards Table on page 15. In the event of a change in control while any option remains outstanding, unless the Board of Directors determines or the terms of any award agreement provide otherwise, all options shall become immediately exercisable, and shall expire as of the effective date of the change in control.

(4) Mr. MacDonald has outstanding performance-based and time based restricted stock awards as described in the Outstanding Equity Awards Table on page 15. Unless the Board of Directors in its sole discretion determines otherwise, (a) if an employee's employment with the Company is terminated during the restricted period other than by reason of death, disability or change in control, the employee shall thereupon forfeit all restricted shares, (b) if an employee's employment with the Company is terminated during the restricted period because of death or disability occurring within the twelve month period immediately preceding the end of a restricted period, the restricted period shall terminate with respect to any restricted shares for which the restrictions would have lapsed in such following twelve month period, and (c) upon a change in control all restricted periods shall end and the restrictions applicable to all outstanding awards of restricted shares shall terminate.

(5) These amounts represent Company paid premiums toward continued medical and dental coverage for the executive during the severance period.

(6) These amounts represent Company paid premiums toward continued life insurance coverage during the severance period. As noted on page 20, in the event of disability or death the executive or his or her estate may receive benefits under the Company's life insurance plan in the same manner as other employee participants.

(7) See discussion on page 20 regarding severance payments to the named executive officers under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control."

Mr. Mellen

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause (no Change in Control)	Involuntary Termination Without Cause or by Executive for Good Reason (Change in Control)	Disability	Death
Compensation:				
Annual Incentive Plan	$ NA	$ 226,125(2)	$ 150,750(1)	$ 150,750(1)
Stock Options(3)	NA	NA	NA	NA
Performance-Based Restricted Stock Awards(4)	NA	66,413	66,413	66,413
Benefits & Perquisites:				
Time-Based Restricted Stock Awards(4)	NA	99,600	99,600	99,600
Health and Welfare Benefits(5)	10,834	16,251	0	0
Life Insurance Benefits(6)	3,258	4,886	0	0
Cash Severance(7)	335,000	502,500	0	0
TOTAL	**$349,092**	**$915,775**	**$316,763**	**$316,763**

(1) See discussion on page 20 regarding payments to the named executive officers pursuant to the annual incentive plan under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon Death or Disability." The dollar amounts shown above assume that the executive achieved his target bonus for 2009.

(2) In the event of a change in control, the executive would receive an amount equal to 1.5 times his target bonus under the annual incentive plan.

(3) Mr. Mellen has unvested stock options as described in the Summary Compensation Table on page 15. In the event of a change in control while any option remains outstanding, unless the Board of Directors determines or the terms of any award agreement provide otherwise, all options shall become immediately exercisable, and shall expire as of the effective date of the change in control.

(4) Mr Mellen has outstanding performance- and time-based restricted stock awards as described in the Outstanding Equity Awards Table on page 15. Unless the Board of Directors in its sole discretion determines otherwise, (a) if an employee's employment with the Company is terminated during the restricted period other than by reason of death, disability or change in control, the employee shall thereupon forfeit all restricted shares, (b) if an employee's employment with the Company is terminated during the restricted period because of death or disability occurring within the twelve month period immediately preceding the end of a restricted period, the restricted period shall terminate with respect to any restricted shares for which the restrictions would have lapsed in such following twelve month period, and (c) upon a change in control all restricted periods shall end and the restrictions applicable to all outstanding awards of restricted shares shall terminate.

(5) These amounts represent Company paid premiums toward continued medical and dental coverage for the executive during the severance period.

(6) These amounts represent Company paid premiums toward continued life insurance coverage during the severance period. As noted on page 20, in the event of disability or death the executive or his or her estate may receive benefits under the Company's life insurance plan in the same manner as other employee participants.

(7) See discussion on page 20 regarding severance payments to the named executive officers under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control."

Ms. Benik

Executive Benefits and Payments Upon Separation	Involuntary Termination Without Cause (no Change in Control)	Involuntary Termination Without Cause or by Executive for Good Reason (Change in Control)	Disability	Death
Compensation:				
Annual Incentive Plan	NA	$ 144,000(2)	$ 96,000(1)	$ 96,000(1)
Stock Options(3)	NA	NA	NA	NA
Performance-Based Restricted Stock Awards(4)	NA	66,413	66,413	66,413
Benefits & Perquisites:				
Time-Based Restricted Stock Awards(4)	NA	99,600	99,600	99,600
Health and Welfare Benefits(5)	10,834	16,251	0	0
Life Insurance Benefits(6)	4,568	6,852		
Cash Severance(7)	240,000	360,000	0	0
TOTAL	**$255,402**	**$693,116**	**$262,013**	**$262,013**

(1) See discussion on page 20 regarding payments to the named executive officers pursuant to the annual incentive plan under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon Death or Disability." The dollar amounts shown above assume that the executive achieved her target bonus for 2009.

(2) In the event of a change in control, the executive would receive an amount equal to 1.5 times her target bonus under the annual incentive plan.

(3) Ms. Benik has unvested stock options as described in the Outstanding Equity Awards Table on page 15. In the event of a change in control while any option remains outstanding, unless the Board of Directors determines or the terms of any award agreement provide otherwise, all options shall become immediately exercisable, and shall expire as of the effective date of the change in control.

(4) Ms. Benik has outstanding performance-based restricted stock awards as described in the Outstanding Equity Awards Table on page 15. Unless the Board of Directors in its sole discretion determines otherwise, (a) if an employee's employment with the Company is terminated during the restricted period other than by reason of death, disability or change in control, the employee shall thereupon forfeit all restricted shares, (b) if an employee's employment with the Company is terminated during the restricted period because of death or disability occurring within the twelve month period immediately preceding the end of a restricted period, the restricted period shall terminate with respect to any restricted shares for which the restrictions would have lapsed in such following twelve month period, and (c) upon a change in control all restricted periods shall end and the restrictions applicable to all outstanding awards of restricted shares shall terminate.

(5) These amounts represent Company paid premiums toward continued medical and dental coverage for the executive during the severance period.

(6) These amounts represent Company paid premiums toward continued life insurance coverage during the severance period. As noted on page 20, in the event of disability or death the executive or his or her estate may receive benefits under the Company's life insurance plan in the same manner as other employee participants.

(7) See discussion on page 20 regarding severance payments to the named executive officers under the headings "Payments Made Upon Involuntary Termination Without Cause" and "Payments Made Upon a Change in Control."

DIRECTOR COMPENSATION

Members of the Company's Board of Directors who are not employees of the Company were compensated for their services during 2009 at the rate of $40,000 per annum (the "Retainer"), plus $1,000 for each Board meeting attended. During 2009, the Board of Directors held five meetings. In addition, non-employee members of the Compensation, Nominating and Corporate Governance, and Executive Committees received $1,500 ($2,000 in the case of the committee chair) for each committee meeting attended. Members of the Audit Committee received $2,000 ($3,000 in the case of the committee chair) for each committee meeting attended. Board and Committee members receive $500 for participation in special (i.e., not regularly scheduled) telephonic meetings.

Sixty percent of the Retainer paid to non--employee directors is paid in Class A common stock of the Company (the "Mandatory Shares"). Non-employee directors may elect to receive the balance of the Retainer and any supplemental Board and committee meeting fees in Class A common stock. The Retainer is paid in quarterly increments on the date of the first Board meeting in each quarter. The number of shares of Class A common stock awarded as Mandatory Shares or as shares which the director has elected to receive in lieu of cash is determined by dividing the dollar amount of the compensation payable by the fair market value of those shares on the payment date. Non-employee directors also have the option of deferring any or all of their compensation. If they elect to defer stock payments, they receive phantom stock units, the cash value of which is calculated and paid to them at the end of the election period they specify. Said election period must be at least three years. All deferred compensation is paid out at the end of the election period or when the individual ceases to serve as a director, whichever occurs first. The director can elect to receive the deferred compensation in a lump sum or in up to ten annual installments.

2009 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Bradford R. Boss[(2)]	$11,999	$0	$0(a)	$0	$0	$0	$11,999
Russell A. Boss	44,993	0	0(b)	0	0	0	44,993
Bernard V. Buonnano	53,000	0	0(c)	0	0	0	53,000
Edward J. Cooney	66,000	0	0(d)	0	0	0	66,000
Galal P. Doss	43,992	0	0(e)	0	0	0	43,992
Susan M. Gianinno[(2)]	36,993	0	0(f)				36,993
Harlan M. Kent	49,993	0	0(g)	0	0	0	49,993
Andrew J. Parsons	64,993	0	0(h)	0	0	0	64,993
James C. Tappan	62,500	0	0(i)	0	0	0	62,500

(1) Includes a combination cash and Company stock mandatorily issued pursuant to the directors' compensation program in lieu of cash.

(2) Mr. Bradford Boss did not stand for re-election to the Board at the April 2009 Annual Meeting. Ms. Gianinno was elected to the Board at the April 2009 Annual Meeting.

At January 2, 2010:

(a) Mr. B. Boss has no option awards outstanding

(b) Mr. R. Boss has no option awards outstanding

(c) Mr. Buonanno has option awards outstanding of 16,539 shares

(d) Mr. Cooney has no option awards outstanding

(e) Mr. Doss has option awards outstanding of 12,000 shares

(f) Ms. Gianinno has no option awards outstanding

(g) Mr. Kent has no option awards outstanding

(h) Mr. Parsons has option awards outstanding of 12,000 shares

(i) Mr. Tappan has option awards outstanding of 16,593 shares

TAX CONSEQUENCES OF OPTION AWARDS

There will be no federal income tax consequences to either the optionee or the Company on the grant of a non-qualified option. Upon the exercise of a non-qualified option, the optionee has taxable ordinary income equal to the excess of the fair market value of the shares of stock received on the exercise date (or the date on which any substantial risk of forfeiture lapses) over the option price of the shares. The Company will be entitled to a federal income tax deduction in an amount equal to such excess. Upon a subsequent sale or taxable exchange of shares acquired upon exercise of an option, an optionee will recognize long-term or short-term capital gain or loss equal to the difference between the amount realized on the sale and the tax basis of such shares.

Currently the Omnibus Incentive Plan does not provide for the grant of Incentive Stock Options.

APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee reappointed Deloitte & Touche LLP to serve as the Company's independent auditors for 2009. Representatives of Deloitte & Touche LLP will be present at the annual meeting to answer appropriate questions. They will also have the opportunity to make a statement if they desire to do so.

PRINCIPAL ACCOUNTING FIRM FEES

Aggregate fees billed to the Company for the fiscal years ending January 2, 2010 and January 3, 2009 by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte"):

	2009	2008
Audit Fees	$903,875	$1,461,585*
Audit Related Fees	0	$ 9,631
Tax Fees		
International Tax Consultation	$155,802	$ 120,885
Other Tax Consultation	$ 2,500	$ 28,800
All Other		
Mergers & Acquisitions	0	$ 92,225

* Includes $101,000 in fees billed in 2008 related to the 2007 audit.

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the principal accountant's independence.

The Audit Committee's policies and procedures regarding pre-approval of non-audit and non-tax services provided by the Company's independent accountants require pre-approval of all services, regardless of de minimis exceptions, by the full Audit Committee. The Audit Committee has delegated such pre-approval authority to the Audit Committee Chair. During 2009, all non-audit and non-tax services were pre-approved by the Audit Committee Chair.

REPORT OF THE AUDIT COMMITTEE

The audit functions of the Audit Committee are focused on three areas:

- the adequacy of the Company's internal controls and financial reporting process and the quality and integrity of the Company's financial statements.
- the independence and performance of the Company's internal auditor and independent auditors.
- the Company's compliance with legal and regulatory requirements and adherence to business ethics.

In fiscal 2009, the Audit Committee met with management to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting. We discuss these matters with the Company's independent auditors and with appropriate Company financial personnel and the internal auditor.

We regularly meet privately with both the independent auditors and the internal auditor, each of whom has unrestricted access to the Committee.

We also have the sole authority to retain and dismiss the independent auditors and review periodically their performance and independence from management.

Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls.

The independent auditors audit the annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles and discuss with us any issues they believe should be raised with us.

This year, we reviewed the Company's audited financial statements and met with both management and the independent auditors to discuss those financial statements. Management has represented to us that the financial statements were prepared in accordance with accounting principles generally accepted in the United States.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management, the internal auditors and the independent auditors the consolidated financial statements for the fiscal year ended January 2, 2010. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, relating to communication with audit committees. In addition, the Committee has received from the independent auditors the written disclosures and letter required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526 relating to independence discussions with audit committees, has discussed with the independent auditors their independence from the Company and its management and has considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditor's independence.

Based on these reviews and discussions, we recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2010.

2009 Audit Committee

Edward J. Cooney, Chairman
Susan M. Gianinno
Andrew J. Parsons
James C. Tappan

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10 percent of the Company's Class A common stock ("Insiders"), to file with the Securities and Exchange Commission and the NASDAQ reports of ownership and changes in ownership of such stock. Insiders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file. Based solely on a review of the copies of such reports furnished to the Company, the Company believes that during 2009 its Insiders complied with all applicable Section 16(a) filing requirements except that Galal P. Doss inadvertently failed to file a Form 4 on a timely basis relating to a sale of stock in December 2009.

OTHER MATTERS

As of the date of this proxy statement, the Company knows of no business that will be presented for consideration at the annual meeting other than the items referred to above. However, if other business upon which holders of Class A common stock are entitled to vote shall properly come before the meeting, proxies in the enclosed form returned as instructed will be voted in accordance with the recommendation of the Board of Directors, or in the absence of such a recommendation, in accordance with the judgement of the proxy holder.

IMPORTANT

NO MATTER HOW SMALL YOUR HOLDINGS, YOU ARE RESPECTFULLY REQUESTED TO SIGN, DATE, AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED, PREPAID ENVELOPE AT YOUR EARLIEST CONVENIENCE.

Tina C. Benik
Vice President, Legal and
Human Resources
Corporate Secretary

Dated: March 23, 2010

DEAR FELLOW SHAREHOLDER:

A.T. Cross is in good position.

Our brands – Cross, Costa, and Native – excite consumers. Our reduced cost structure can be leveraged. Our balance sheet remains strong and provides the opportunity to make accretive acquisitions. At the end of 2009, we repurchased 10% of the Company's outstanding shares. Importantly, we have a compelling plan in place for the 2010-2011 periods, designed to increase earnings significantly.

For A.T. Cross and its shareholders, the future is bright.

2009 RESULTS

We battled the recession all year long, generated profit and cash and positioned ourselves to realize substantial earnings growth as revenue recovers. It was a productive year, and we are moving forward with purpose.

Revenue decreased 11% to $142 million. The Cross Optical Group (COG) grew by 5%, led by its anchor, Costa. With industry data suggesting a 10%+ decline in the premium sunglass market, the fact that COG delivered profitable share growth is a significant achievement. The Cross Accessory Division (CAD), which houses our Cross brand, saw revenue decline 18%. During the first nine months of 2009, retailers reduced inventory at a much greater rate than consumer takeaway would suggest. Also, the business gift market came to a standstill. The trend improved markedly in the fourth quarter, but not enough to offset earlier results.

Given the environment, we made cash generation a priority. In 2009, free cash flow was $6 million, enabling us to execute the share repurchase and pay down $2 million of debt. We ended the year with nearly $18 million of cash.

Primarily as the result of the revenue shortfall, when one-time charges are removed from both years, 2009 earnings per share (EPS) was $0.22 versus $0.40 in 2008.





CLOCKWISE, FROM LEFT TO RIGHT: Autocross® Leather Peony Pink Personal Agenda; Cross® Masquerade Ballpoint Pens; Cross Factory in Dong Guan City, China.

THE FUTURE

The world changed in 2008 and 2009. The environment for premium, discretionary products became more challenging. While our brands are not immune to the challenges, they have shown considerable resiliency. The consumer flight to authenticity, quality and value plays to the strengths of our brands and puts A.T. Cross in a position to win.

We define "win" as follows:

- Revenue growth from all brands and more than a doubling of EPS in 2010
- EBITDA approaching $20 million by 2011
- A successful optical or accessories acquisition to add critical mass to our business

We are poised to achieve these goals, and our brands will lead the way.

CROSS ACCESSORY DIVISION

The global economic turmoil greatly impacted the Cross Accessory Division. Through the third quarter of 2008, the business had generated 10 consecutive quarters of growth. In the subsequent five quarters, it declined 19%. We believe this decline, consistent with the decline of the overall Quality Writing Instrument category, was due in equal parts to the pull back of consumers and business gift customers, and the reduction of retailer and distributor inventories. Most importantly, CAD management reacted aggressively in ways that enabled us to move with purpose through the year and prepare for growth going forward.

The actions that were taken and their expected impact were:

- **The move of CAD's manufacturing operations to Asia was completed.** Since 2004, we have worked hard to establish a world class manufacturing facility in China. In 2009, that project was successfully completed. In the current value-oriented economic environment, our transformation into a high-quality, low-cost producer is a competitive advantage that we intend to leverage.
- **CAD reduced its operating expenses by 20%.** The Cross revenue decline was painful, but it forced us to take another hard look at the Division's cost structure. The result was a significant restructuring and a new, lower cost base from which to build revenue. We believe the cost base that we have established is appropriate for the current size of the business and will need to grow very little as revenue recovers. This means that a high percentage of our future revenue growth will drop to the bottom line. Improving the operating margin of CAD is a strategic imperative. The cost reduction efforts that we executed in 2009 will pave the way for this improvement.



CLOCKWISE, FROM LEFT TO RIGHT: Autocross® Leather Silver Mini-Agenda, Women's Manhattan Watch, Walker Readers, and Sentiment Scarlet Red Selectip® Rolling Ball Pen; FranklinCovey® Norwich Collection; Cross Self-Serve Display in Office Depot.

- **CAD managed inventory well.** Since 2007, CAD inventory has been reduced by over $10 million or 30%. The Division has taken an aggressive approach to cash management, and it has paid off in higher turns and less working capital needs.
- **CAD gained shelf space.** In 2009, the Cross brand gained shelf space with many important retailers. In the United States, Staples and Office Depot made Cross the exclusive, open-sell quality writing instrument sold in their stores. Debenhams and House of Frasier did the same in the United Kingdom. El Corte Inglais, the largest department store in Spain, successfully launched stand-alone Cross leather fixtures, while travel retailer HMS Host successfully opened a Cross airport kiosk and launched Cross display towers in many airport stores. As the recession lingered, many retailers reduced their offerings and gave their support to reliable, winning brands that continued to innovate. Cross is clearly one of those brands. As the recession eases and consumers return, the Cross brand's greater shelf space should enhance revenue recovery.
- **CAD continued to innovate.** 26% of CAD revenue came from products introduced in the last 24 months. 7% of revenue was generated by brand extensions outside of the writing instrument category. Even in a down economy, consumers respond to innovation. We continue to invest heavily in design, research, and development. A full pipeline of new products will be a key part of Cross revenue growth in 2010 and beyond.
- **We entered a strategic relationship with FranklinCovey.** Historically, Cross has competed in served, under-glass quality writing instrument distribution at price points above $20. We believe we also have the team and the talent to win at lower price points in open-sell environments. Licensing the FranklinCovey brand was our first step toward making this happen. We have developed high-quality writing instrument products to offer to consumers and corporate gift customers worldwide under the FranklinCovey name. The products will sell for between $8 and $15. This is a logical step for the Accessory Division and one that, in its early stages, is working.

The revenue decline that we absorbed within CAD was significant, but now we are looking forward. We have a division with a substantially reduced operating cost base, an efficient manufacturing asset, and the people, market position, strategies, and brands – Cross and FranklinCovey – with which to generate growth. It will be profitable growth and provide a major contribution to the success of A.T. Cross over the next several years.

CROSS OPTICAL GROUP

The Cross Optical Group (COG) grew 5% in 2009. To understand how impressive this is, consider the following: the peak season for the sunglass business is spring, precisely the time in 2009 when uncertainty about the soundness of the United States economy was at its height. COG navigated historic turbulence in the marketplace and still came out a winner.





CLOCKWISE, FROM LEFT TO RIGHT: Costa Corbina style with Tortoise frames and Copper 580 lenses; Costa Caballito style with Tortoise frames and Copper 580 lenses; Costa Zane style with Black frames and Green Mirror 580 lenses.

In 2003, we decided to enter the premium sunglass market. Today, premium sunglasses are a highly profitable $50 million segment of our Company, with excellent growth potential. The two great COG brands – Costa and Native – provide a solid foundation. Costa is a sunglass for people who take to the water for adventure; Native is a sunglass for people who enjoy outdoor, mountain-oriented sports. Our vision for COG is to manage a portfolio of niche brands targeted toward active sports consumers. That strategy is working.

COG had two primary objectives for 2009: to continue to grow Costa and to finalize the integration of Native, which we acquired in 2008. We were successful on both fronts.

COSTA

Simply put, Costa continues to be a very bright spot for our Company and our customers. In 2009, the brand substantially outpaced competition and grew in a difficult retail environment. As the economy improves, we expect Costa's growth and profitability to accelerate.

Highlights for Costa in 2009 were:

- **Costa's share of the premium sunglass market grew.** While the premium sunglass market declined, Costa's unique strategy of directly appealing to water sports enthusiasts continued to deliver revenue growth. The growth, however, was not as robust as the 25%+ rate per annum that we have seen in past years. Tepid consumer spending, cautious retailer inventory management, and poor weather in much of the country slowed Costa's growth. The peak sunglass season is relatively short; with so many negative macroeconomic forces in place in 2009, the double-digit growth that we have been accustomed to with Costa was not attainable. We are confident that once the economy improves, double-digit growth will return to the brand.
- **Costa's multifaceted brand-building efforts continued to resonate with consumers.** COG's sound investment strategies include grass-roots event sponsorships, aggressive support of Costa's content-rich Web site, and a "product as hero" consumer ad campaign featured in targeted publications such as *Sportfishing, Marlin, Saltwater Sportsman,* and *Florida Sportsman.* This consumer outreach is contributing to the share gains that Costa is achieving. In addition, Costa's new product program for 2009 was very well received. Several new styles, including Zane, Blackfin, Caballito, and Howler, emerged as favorites, with the potential to ultimately match the performance of Fathom, Costa's most popular style. The Zane sunglass was awarded the *Best New Product* award at the ICAST Fishing Tackle Trade Show in July.





CLOCKWISE, FROM LEFT TO RIGHT: Native Bomber style with Iron frame and Silver Reflex lens; Native Hardtop style with Wood frame and Brown lens; Native Gonzo style with Iron frame and Silver Reflex lens.

- **Costa distribution expanded.** In 2009, Costa expanded on its great base of customers, which includes Bass Pro Shops, West Marine, Dick's Sporting Goods, Academy Sporting Goods, and a host of valuable independent sunglass specialty retailers. With the addition of 363 new accounts, our sales team increased distribution to approximately 4,000 doors. We believe that the appropriate universe for Costa approaches 6,000 doors. There is substantial growth available to this brand through distribution, and the COG team will go after it.
- **We continued to invest in Costa brand development.** One of the reasons that the Costa brand has succeeded is that the team managing the brand is vigilant in keeping it "fresh". In preparation for 2010 the team completely rebranded Costa including the logo, displays, point of purchase materials, advertising and even the trade show booth. The point is, although Costa is one of the most desired brands in the sunglass category, the COG team is never satisfied. They look for constant improvement in all aspects of the business and expect the updated "look" of Costa to raise the energy of the brand and attract more consumers to the franchise.

NATIVE

When we purchased the Native brand in 2008, we were excited by its potential. To reach that potential, however, we sensed that the brand needed to be refreshed and introduced to a larger audience. In 2009, we took significant steps to make this transformation a reality.

- **We re-introduced Native with a compelling new positioning.** Native's new positioning appeals to young, active consumers – climbers, bike enthusiasts, and runners who form the core of the outdoor community. The positioning will be delivered using the same strategies and tactics that Costa has employed to become an integral part of the water sports community. Key influencers and events will be sponsored, online and offline media will be accessed, and Native will be aligned with key causes in the outdoor community. To experience Native's new positioning first-hand, visit the brand's updated Web site at nativeyewear.com.
- **We continued to refresh the Native product line.** Native unveiled four exciting new styles in 2009: Bomber, Sprint, Solo, and Cable. All feature interchangeable, polarized lenses, cam action temples, and comfortable, lightweight frames; all have been very well received. Since our acquisition in 2008, over 70% of the Native product line has been refreshed. New products drive the sunglass business, and Native is now positioned to take advantage of this reality.





CLOCKWISE, FROM LEFT TO RIGHT: Native Hardtop XP style with Platinum frame and Blue Reflex lens; Autocross® Leather Men's Bi-Fold Black Wallet, Byron Rimless Readers, Classic Cufflinks in Classic Black®, Affinity Crimson Red Fountain Pen; Cross® Signature Journals.

- **Native's distribution was bolstered with the addition of more than 100 new accounts.** By leveraging Native's association with Costa, we were able to successfully increase Native's distribution footprint. Native is currently offered in 1,000 doors; we believe 4,000 doors is the opportunity for the brand. Native is well known in the Northeast and Northwest regions of the United States. A strategic imperative is to expand to other parts of the country in a thoughtful, successful way. The Native sales team has door expansion as a major objective for 2010.

We feel terrific about our sunglass business. Not only are we outpacing the competition; unlike many competitors, we continued to invest in our brands during a challenging period. The result was share growth in 2009. As we move into the new year, we are in a strong position to deliver excellent performance in 2010 and for years to come.

A.T. CROSS EMPLOYEES AND ASSOCIATES

This letter would not be complete without a salute to all Cross employees and business associates. 2009 was an extraordinary year. The state of the economy raised uncertainty to levels many of us had not experienced previously. It is a credit to the people of A.T. Cross that they remained focused and positioned the Company for success. We sincerely appreciate their contributions and commitment.

SUMMARY

In our 164-year history, A.T. Cross has always faced challenges head on, with the intent to build a better company. In 2009, we did that again. Now we move on to a new decade, one with the promise of growth and profit for A.T. Cross. We thank you for your support and look forward to delivering strong results in 2010.

Sincerely,



David G. Whalen
President, Chief Executive Officer



Russell A. Boss
Chairman





CLOCKWISE, FROM LEFT TO RIGHT: C-Series Carbon Black Selectip® Rolling Ball Pen; Native Sprint style with Wood frame and Silver Reflex lens; Costa Rincon style with Silver Teak frames and Gray 580 lenses.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 2, 2010

Commission File Number 1-6720

A. T. CROSS COMPANY

(Exact name of registrant as specified in its charter)

Rhode Island	**05-0126220**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
One Albion Road, Lincoln, Rhode Island	**02865**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (401) 333-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
Class A Common Stock ($1 Par Value)	**NASDAQ**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes X No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ___Yes X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. X Yes ___No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S 232.405 of this chapter) during the preceding 12 months (or shorter period that the registrant was required to submit and post such files). ___Yes ___No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (S 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer	___	Accelerated filer	___
Non-accelerated filer	X	Smaller reporting company	___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ___Yes X No

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of July 2, 2009, the last business day of the registrant's most recently completed second fiscal quarter was $27.1 million.

The number of shares outstanding of each of the registrant's classes of common stock as of February 25, 2010 was:

Class A common stock	-	11,760,738	Shares
Class B common stock	-	1,804,800	Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the 2010 annual meeting of shareholders are incorporated by reference into Part III of this report.

INDEX

	Part I	Page
Item 1	Business	1 - 4
Item 1A	Risk Factors	4 - 6
Item 1B	Unresolved Staff Comments	6
Item 2	Properties	6
Item 3	Legal Proceedings	6
	Part II	
Item 5	Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	7 - 8
Item 6	Selected Financial Data	8
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	9 - 17
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	17
Item 8	Financial Statements and Supplementary Data	18 - 40
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	40
Item 9A(T)	Controls and Procedures	40
Item 9B	Other Information	40
	Part III	
Item 10	Directors, Executive Officers and Corporate Governance	41
Item 11	Executive Compensation	41
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	41
Item 13	Certain Relationships and Related Transactions, and Director Independence	41
Item 14	Principal Accounting Fees and Services	41
	Part IV	
Item 15	Exhibits, Financial Statement Schedules	42 - 43
	Signatures	44
	Exhibits	
Exhibit 21	A. T. Cross Company Subsidiaries, Branches and Divisions	45
Exhibit 23	Consent of Independent Registered Public Accounting Firm	46
Exhibit 31.1	Form of 302 Certifications	47
Exhibit 31.2	Form of 302 Certifications	48
Exhibit 32	Form of 906 Certification	49

PART I

Item 1 BUSINESS

The A.T. Cross Company (the "Company") has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG"). For certain financial information with respect to these segments, see Note L to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K.

Cross Accessory Division

We manufacture and market fine quality writing instruments under the Cross® brand consisting of ball-point pens, fountain pens, selectip® rolling ball pens and mechanical pencils. We also manufacture and market a variety of refills for most of our product types. In addition to Cross-branded writing instruments, CAD launched a FranklinCovey line of entry level price point refillable writing instruments in the third quarter of 2009. The Company is an original equipment manufacturer ("OEM") of writing instruments. In addition to writing instruments, we also design and market a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, cufflinks, and stationery. The Company launches new pen products and other personal accessories on a bi-annual basis.

Our writing instruments are offered in a variety of styles and materials at various price points. They are packaged and sold as individual units or in matching sets. The majority of writing instrument sales occurs at suggested retail price points between approximately $20 and $50. We believe we are a market leader in the United States at these price points. Products in this price range include: Classic® Century®, Autocross®, Calais, Aventura®, Stratford, Cross Contour, Century III, Tech3, Stylist and selected Century II and ATX® writing instruments. The Cross Townsend®, Sauvage, Cross Sentiment, C-Series, Apogee®, Cross Affinity, Masquerade, and Century II lines as well as selected Classic Century and ATX writing instruments provide the Company a presence in the $55 to $300 price range. Certain Classic Century and Cross Townsend writing instruments are priced over $300. The Cross Century III, Sable, Helios, Nile, Revere, Sage and Parasol writing instrument product lines are sold to the Company's office superstore customers. The FranklinCovey brand provides the Company a presence in the under $10 suggested retail price range for a ball-point pen.

Cross leather goods range in price from $40 to $185, reading glasses are priced at $30 and $35, watches range between $95 and $330, desk sets are priced between $105 and $215, cufflinks from $50 to $80 and stationery from $20 to $25.

The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All Cross-branded writing instruments carry a full warranty of unlimited duration against mechanical failure. Our watches are sold with a limited two-year warranty, and leather goods are sold with a limited one-year warranty.

CAD products are sold throughout the United States by our direct sales force and manufacturers' agents or representatives to approximately 2,400 retail and wholesale accounts, and directly to consumers via the Company's website: www.cross.com, and the Cross retail stores. Retail accounts include: gift stores, department stores, jewelers, stationery, office supply and pen specialty stores, and United States military post exchanges. Our wholesale accounts distribute Cross Accessory Division products to retail outlets that purchase in smaller quantities. Advertising specialty representatives market to business accounts CAD products that typically are engraved or display a name or emblem and are used for gifts, sales promotions, incentives or advertising.

Sales of Cross Accessory Division products outside the United States during 2009 were made to foreign distributors and retailers worldwide by the Company and its wholly-owned subsidiaries.

Cross Optical Group

The Company's COG segment consists of its wholly-owned subsidiary, Cross Optical Group, Inc., which is the legal entity of our two sunglass brands: Costa® and Native®. Costa was acquired in 2003, and Native was purchased in March of 2008. Cross Optical Group, Inc. was formed on January 2, 2010. This business designs, manufactures and markets premium, high-quality, polarized sunglasses and goggles under the brand names Costa and Native. Combined, our brands offer more than 70 styles and 25 lens options at suggested retail price points between approximately $89 and $290. Our sunglasses are sold by employee representatives and manufacturers' agents to approximately 4,000 retail accounts throughout the United States. Retail accounts include optical and sunglass specialty shops, department stores and sporting goods retailers. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

Raw Materials

The Company's CAD segment obtains raw materials for use in writing instruments from both domestic and foreign suppliers. Metal, plastic, and leather pen parts are obtained from the United States ("U.S."), China, Germany, Japan, India, Malaysia, and Switzerland. Coated parts are procured from the U.S. and China. Ink is procured from the U.S., Germany, China and Japan.

The majority of component materials for the COG segment are imported from highly specialized manufacturers located in Europe and Asia.

To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials and manufacturing technologies. The Company may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. The Company believes, but cannot be assured; that the raw materials currently supplied by these vendors could be obtained from other sources and that the manufacturing technologies could either be developed internally or that suitably similar technologies could be located.

Patents, Licenses and Trademarks

The Company, directly or through its subsidiaries, has certain writing instrument, timepiece, accessory and optical trademark registrations and/or pending trademark applications in the United States and many foreign countries, including but not limited to its principal trademark "CROSS," and the frustoconical top of its writing instruments, and the trademarks "COSTA DEL MAR" and "NATIVE." The principal trademark "CROSS" is of fundamental importance to the CAD segment and the trademarks "COSTA DEL MAR" and "NATIVE" are of fundamental importance to the COG segment. The Company, directly or through its subsidiaries, holds certain United States and foreign writing instrument patents and/or has filed United States and foreign patent applications covering products including, but not limited to, Cross Townsend, Ion and Verve as well as the Company's ball-point pen mechanism. While we pursue a practice of seeking patent protection for novel inventions or designs, our business is not dependent upon obtaining and maintaining patents.

Seasonal Business

The CAD segment has historically generated its highest sales in the second half of the year, approximately one-third in the fourth quarter. The COG segment has historically generated its highest sales in the first half of the year, approximately one-third in the second quarter.

Working Capital Requirements

Writing instrument and sunglass inventory balances tend to be highest in anticipation of new product launches and before peak selling seasons. The Company offers, and may offer in the future, extended payment terms, primarily to domestic retail writing instrument customers, at certain points during the year, usually September through November.

Customers

The Company is not dependent upon any single customer for more than 4% of its consolidated revenues.

Backlog of Orders

The backlog of orders is not a significant factor in the Company's business.

Competition

The global non-disposable writing instrument market is estimated to be approximately $900 million at wholesale. It is competitive, in particular with respect to product quality, brand recognition and price. There are numerous manufacturers of ball-point, rolling ball and fountain pens, and mechanical pencils in the U.S. and abroad. Many of these manufacturers produce lower-priced writing instruments than those produced by the Company. Although the Company is a major producer of ball-point, rolling ball and fountain pens, and mechanical pencils in the $20 to $50 price range, other writing instrument companies have significantly higher sales volumes from a broader product line across a wider range of prices or have greater resources as divisions of larger corporations. The Company emphasizes styling, innovation, craftsmanship and quality in the design and production of all of its products. All of the Company's Cross-branded writing instruments carry a full warranty of unlimited duration against mechanical failure.

The plano sunglass market in the U.S. is estimated to be $2.2 billion at wholesale. The Company's COG segment under the brand names Costa and Native compete in the premium-priced ($50+ retail) sunglass market segment, which is estimated to be $1.3 billion at wholesale. Many other sunglass companies also compete in the premium segment. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship.

See also the "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Research and Development

The Company had expenditures for research and development of new products and improvement of existing products of approximately $2.8 million, $2.4 million and $2.5 million in 2009, 2008 and 2007, respectively. For additional discussion, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Environment

The Company believes it is in compliance with all Federal, state and local environmental laws and regulations. The Company believes that future capital expenditures for environmental control facilities will not be material. See Item 3 "Legal Proceedings" and Note M to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Employees

The Company had approximately 900 employees worldwide at January 2, 2010, none of which were subject to collective bargaining agreements.

International Operations and Export Sales

Approximately 43% of the Company's sales in 2009 were in foreign markets. The primary foreign markets are in Europe and Asia. Sales of the Company's products to foreign distributors are subject to import duties in many countries. The operations of the Company's foreign subsidiaries and branches are subject to the effects of currency fluctuations, the availability of U.S. dollar exchange, exchange control and other restrictive regulations. Undistributed earnings of our foreign subsidiaries generally are not subject to current U.S. Federal and state income taxes, as such earnings are considered permanently reinvested in the growth of business outside the U.S. The Company manufactures almost all of its core writing instruments in China. See Note K and Note L to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. For the effect of foreign sales on the Company's results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this Annual Report on Form 10-K.

Availability of Securities and Exchange Commission Filings

The Company's website address is www.cross.com. The Company makes available free of charge, through the Investor Relations section of its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such materials have been electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information on the Company's website is not incorporated into this Annual Report.

Executive Officers of the Company

The following are the executive officers of the Company (each of whom serves until his or her successor is elected and has qualified), their respective ages as of January 1, 2010 and their principal positions:

NAME		AGE	TITLE	YEAR IN WHICH FIRST HELD OFFICE
David G. Whalen	(1)	52	President and Chief Executive Officer	1999
Kevin F. Mahoney	(2)	50	Senior Vice President, Finance and Chief Financial Officer	2009
Gary S. Simpson	(3)	58	Corporate Controller, Chief Accounting Officer	1997
Charles S. Mellen	(4)	46	President, Cross Accessory Division	2007
Tina C. Benik	(5)	50	Vice President, Legal and Human Resources Corporate Secretary	2000
Joseph V. Bassi	(6)	57	Finance Director	1997
Charles R. MacDonald	(7)	56	President, Cross Optical Group, Inc.	2010

(1) Prior to becoming President and Chief Executive Officer in 1999, David G. Whalen was President, North America of Ray-Ban Sun Optics, a division of the Luxottica Group S.p.A., from 1997 to 1999.

(2) Prior to becoming Senior Vice President, Finance and Chief Financial Officer in 2009, Kevin F. Mahoney was Vice President, Finance and Chief Financial Officer from 2005 to 2009. From 2004 to 2005, Mr. Mahoney was Director, Corporate Development at the Raytheon Company, and from 1984 to 2004, Mr. Mahoney was with Deloitte & Touche LLP, most recently serving as Partner.

(3) Prior to becoming Corporate Controller in 1997, Gary S. Simpson was the Controller, Lincoln Operations from 1992 to 1997.

(4) Prior to becoming President, Cross Accessory Division in 2007, Charles S. Mellen was Senior Vice President, Global Marketing and Sales from 2006 to 2007 and Vice President, Global Marketing from 2005 to 2006. From 1996 to 2004, Mr. Mellen was Vice President of Marketing at Tumi, Inc.

(5) Prior to becoming Vice President, Legal and Human Resources; Corporate Secretary in 2000, Tina C. Benik was Vice President, Legal, General Counsel and Corporate Secretary from 1993 to 2000.

(6) Prior to becoming Finance Director in 1997, Joseph V. Bassi was Manager, Financial Planning from 1996 to 1997 and Manager, Budgeting and Financial Planning from 1987 to 1996.

(7) Prior to becoming President, Cross Optical Group, Inc. in 2010, Charles R. MacDonald was President, Cross Optical Group and Costa Del Mar Sunglasses, Inc. from 2007 to 2010. From 2003 to 2007, he was Vice President, A.T. Cross Optical Division and President, Costa Del Mar Sunglasses, Inc. From 1996 to 2002, Mr. MacDonald was President of Outlook Eyewear Company, a division of the Luxottica Group S.p.A.

Item 1A RISK FACTORS

The following section describes certain of the more prominent risks and uncertainties inherent in our operations. The risks and uncertainties below are those that we currently consider material; however, this section does not intend to discuss all possible risks and uncertainties that a company like Cross with broad international operations could experience. We are susceptible to macroeconomic downturns in the United States or abroad that may affect the general economic climate and the performance of our customers. Similarly, the price of our securities is subject to volatility due to fluctuations in general market conditions, differences in our results of operations from estimates and projections generated by the investment community, and other factors beyond our control. Further, there could be other risks and uncertainties that are not presently known to us or that may become more significant to us. You should read these Risk Factors in conjunction with the factors discussed elsewhere in this and other of our filings with the SEC and in materials incorporated by reference in these filings. We undertake no obligation to correct or update any forward-looking statements or statements of risk related thereto for any reason.

We depend on the success of new products. Our ability to sustain profitability and growth in sales depends largely on consumer acceptance of numerous new products recently introduced and planned for introduction. Further, consumer preferences are continuously changing. The markets in which we sell are highly competitive, and there is no assurance that consumer acceptance will be realized to the degree necessary to generate continued growth in our sales and earnings.

Our global manufacturing, sales and distribution operations make us susceptible to the risks of overseas operations. We have sales offices and certain operations in nine countries and distributors worldwide. In 2009, approximately 43% of our revenue came from sales to locations outside the United States. Most of our products are manufactured overseas. Operating internationally exposes us to changes in export controls and other laws or regulations, as well as the general political and economic conditions, security risks, health conditions and possible disruptions in transportation networks, of the various countries in which we operate, which could result in an adverse effect on our business and results of operations in such countries.

Incorrect forecasts of consumer demand could adversely affect our results of operations. The Company manufactures product based on forecasts of consumer demand. These forecasts are based on multiple assumptions. If we inaccurately forecast consumer demand we may hold inadequate, excess or obsolete inventory that would reduce our profit margins and adversely affect our results of operations and financial condition. Goodwill and other indefinite-lived intangible assets impairment analyses rely on forecasted cash flows resulting from our expectations of consumer demand. Failure to meet these forecasts could result in an impairment of goodwill or other indefinite-lived intangible assets, which would impact results of operations.

Our success depends on our ability to retain and recruit a sufficient number of qualified employees in a competitive environment. Our success depends in part on our retention and recruitment of skilled personnel, including technical, distribution, sourcing, marketing, sales, management and staff personnel. There can be no assurance that we will be able to successfully retain and recruit the key personnel that we need.

Our dependence on certain suppliers may leave us temporarily without adequate access to raw materials or products. To maintain the highest level of product quality, we rely on a limited number of domestic and foreign suppliers for certain raw materials, manufacturing technologies and certain finished products. We may be adversely affected in the event that these suppliers cease operations or if pricing terms become less favorable. We believe, but cannot guarantee, that we could obtain the raw materials currently supplied by these vendors from other sources and that we could either develop the manufacturing technologies internally or locate suitably similar technologies. If we are unable to replace a key supplier we may face delays in delivering finished products according to our customers' demands, which could have an adverse effect on our financial performance.

Overseas manufacturing makes us dependent upon the performance of our overseas partners. As a result of our manufacturing initiative, we manufacture most of our finished products in China. Our manufacturing operations in China are supported by a local partner from whom Cross leases the building housing Cross' physical plant.

Unfavorable resolution of pending or future litigation matters could prove costly to us. Cross has been determined to be a Potentially Responsible Party ("PRP") in one Superfund case. In certain instances, a PRP has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights to contribution from other PRPs.

We are involved from time to time in litigation matters. An unfavorable resolution of pending litigation could have a material adverse effect on our financial condition. Litigation may result in substantial costs and expenses and significantly divert the attention of our management regardless of the outcome. There can be no assurance that we will be able to achieve a favorable settlement of pending litigation or obtain a favorable resolution of litigation if it is not settled. In addition, current and future litigation, governmental proceedings or environmental matters could lead to increased costs or interruptions of our normal business operations.

The diversification of our business may not be successful. In order to generate growth outside of writing instruments, one of our strategic initiatives has been to diversify outside of our core Cross-branded product. Entering the optical business was our first effort to diversify. There can be no assurance that COG will continue to grow at its current levels or that we will find additional suitable targets for acquisition.

Item 1B UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2 PROPERTIES

The Company leases its Lincoln, Rhode Island corporate headquarters, housing both corporate offices and CAD segment administrative and warehouse facilities. Our leased facility in Dong Guan City, China houses the CAD segment's manufacturing operations and the segment also leases administrative and/or warehouse facilities for its operations in the United Kingdom, France, Japan, Hong Kong, Taiwan, Singapore and China. In addition, the CAD segment leases retail facilities in Massachusetts and the United Kingdom.

The Company's COG segment leases administrative and/or warehouse facilities in Florida and Colorado.

Item 3 LEGAL PROCEEDINGS

The Company is named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for contribution for Site investigation costs. Site investigation costs (excluding the required remedy) are currently estimated at $7 million. Settlement discussions are ongoing and the Company expects that settlement will be reached at a level that is not material.

The Company expects that the Federal Environmental Protection Agency ("EPA") will select a remedy for the Site in the fall of 2010. At that time, the EPA will initiate an administrative process (the "Special Notice Process") pursuant to CERCLA whereby the EPA will request that those entities that the EPA contends arranged for the disposal of hazardous materials at the Site (the PRPs), undertake the selected remedy at the Site. The EPA contends that the Company is a PRP at the Site. During the Special Notice Process, the Company and the other PRPs will engage in negotiations with the EPA regarding the remedy, and among themselves regarding the contribution of each PRP to overall remediation costs. Neither the cost of the remedy nor the identity of all PRPs is known at this time. Therefore it is not possible to assess the outcome of the Special Notice Process as it may relate to the Company's contribution to remediation costs.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Item 4 (REMOVED AND RESERVED)

PART II

Item 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company's Class A common stock is traded on NASDAQ (symbol: ATX). There is no established trading market for the Company's Class B common stock. At January 2, 2010, there were approximately 1,100 shareholders of record of the Company's Class A common stock and two shareholders of record of the Company's Class B common stock. The weighted average numbers of total shares outstanding was 14,771,975 and 14,986,643 during 2009 and 2008, respectively.

Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

High and low sales prices of Class A common stock for the last two years were:

	2009			2008	
QUARTER	**HIGH**	**LOW**	QUARTER	HIGH	LOW
First	**$3.06**	**$1.62**	First	$10.37	$5.80
Second	**$4.95**	**$2.35**	Second	$ 8.95	$5.30
Third	**$4.97**	**$3.05**	Third	$ 9.30	$5.77
Fourth	**$6.93**	**$3.50**	Fourth	$ 7.61	$1.95

The Company intends to retain earnings to finance the growth of the Company.

Performance Graph

The following graph compares the performance of the Company's Class A common stock to the Russell 2000 Index (as the Company's peer group index), the NYSE Amex Composite and the NASDAQ Composite over the Company's last five years. The graph assumes that the value of the investment in the Company's Class A common stock and each index was $100 at December 31, 2004 and that all dividends were reinvested.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among the A.T. Cross Company, the Russell 2000 Index
the NYSE Amex Composite and the NASDAQ Composite



Company/Index/Composite	2004	2005	2006	2007	2008	2009
A.T. Cross Company	100.00	81.82	153.54	201.62	56.16	105.66
Russell 2000 Index	100.00	104.55	123.76	121.82	80.66	102.58
NYSE Amex Composite	100.00	125.35	149.75	177.79	106.78	147.27
NASDAQ Composite	100.00	101.41	114.05	123.94	73.43	105.89

The Company has chosen the Russell Group 2000 as a meaningful peer group against which to compare its performance. The Russell Group 2000 represents a broad based group of small capitalization stocks and is generally believed to be indicative of market performance for small capitalization companies.

Issuer Purchases of Equity Securities

	TOTAL NUMBER OF SHARES PURCHASED	AVERAGE PRICE PAID PER SHARE	TOTAL NUMBER OF SHARES PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS	MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS
October 4, 2009 - October 31, 2009	-	-	-	596,941
November 1, 2009 - November 28, 2009	-	-	-	596,941
November 29, 2009 - January 2, 2010	1,502,667	$3.46	1,502,667	594,274
Total	**1,502,667**	**$3.46**	**1,502,667**	

In 2008, the Company's Board of Directors authorized a plan to purchase up to 1.0 million shares of Cross Class A common stock, depending on market conditions. Cumulatively, through the fourth quarter of 2009, the Company purchased approximately 0.4 million shares of stock under this plan for approximately $1.1 million at an average price per share of $2.72. In 2009, the Company purchased a total of approximately 0.3 million shares under this plan for approximately $0.7 million at an average price per share of $2.48. In the fourth quarter of 2009, the Company's Board of Directors approved and the Company executed a transaction to purchase 1.5 million shares of the Company's Class A common stock for approximately $5.2 million from Galal Doss, a Director of the Company.

Item 6 SELECTED FINANCIAL DATA

Five-Year Summary

		2009	2008*	2007	2006	2005
OPERATIONS: (THOUSANDS OF DOLLARS)						
Net Sales		**$141,764**	$160,146	$151,885	$139,336	$129,115
Operating Income		**1,300**	3,551	9,535	4,799	960
Net Income		**1,855**	494	6,727	3,287	384
PER SHARE DATA: (DOLLARS)						
Net Income Per Share	*Basic*	**0.13**	0.03	0.45	0.22	0.03
	Diluted	**0.13**	0.03	0.43	0.22	0.03
FINANCIAL POSITION: (THOUSANDS OF DOLLARS)						
Total Assets		**138,419**	143,959	129,037	119,446	112,893
Long-Term Retirement Plan Obligations		**14,726**	14,681	5,067	7,779	10,505
Long-Term Debt, Less Current Maturities		**19,721**	21,721	-	7,100	10,456
Other Long-Term Liabilities		**2,672**	4,447	4,106	1,308	1,457
Shareholders' Equity		**71,450**	73,661	83,215	72,963	67,177

* Included in 2008 is a $3.9 million charge to operating income and net income for an impairment of goodwill.

Item 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Overview

A.T. Cross Company is a leading designer and marketer of branded personal accessories including writing instruments, reading glasses, personal and business accessories and sunglasses.

The Company has been operating in a difficult economic environment in mature as well as competitive categories. The Company has challenged itself to build upon its unique attributes in order to develop a vibrant, diversified and forward-looking company poised for sustainable growth and long-term profit. Such attributes include: strong brand names, an over 160 year heritage, a reputation for quality and craftsmanship, a global distribution network, and a strong balance sheet. The Company established several strategic initiatives to build upon these attributes and overcome its challenges, including: becoming an innovative leader in the fine writing category, extending the Cross brand into new categories, developing avenues for diversification, streamlining its CAD operating structure and seeking additional brand assets to add scale. Details on how the Company's two business segments are achieving these initiatives are presented below. The Company continues to look for appropriate acquisitions that will add to top and bottom line growth.

Cross Accessory Division ("CAD")

The Company has been a manufacturer and marketer of fine quality writing instruments since 1846. Sold primarily under the Cross brand, ball-point, fountain and selectip rolling ball pens and mechanical pencils are offered in a variety of styles and finishes. Also under the Cross brand, CAD offers a variety of personal and business accessories including leather goods, reading glasses, watches, desk sets, cufflinks and stationery. In the third quarter of 2009, CAD launched a FranklinCovey line of entry level price point refillable writing instruments.

CAD is competing vigorously to build its position in terms of product innovation, marketing and merchandising. To this end, a number of initiatives, many of which are described below, have been implemented. In 2009, approximately 10% of CAD revenue was derived from new products launched into the marketplace in 2009. In 2009, CAD launched five new writing instrument product lines: C-Series, Cross Affinity, Cross Sentiment, Masquerade, and Stylist. Several new finishes were added to the Cross Century colors collection line and two new fashion colors were added to the Autocross line. One seasonal print collection, Century II Turismo, launched in the spring as well as a Sentiment Breast Cancer Awareness pen, which is adorned with a pink ribbon, launched in the fall. The Company also launched Cross Vienna, Cross Kingston, Cross Bailey, Cross Mason, and Cross Barclay lines for its office superstore customers for the 2009 holiday season.

In 2009, all leather goods, reading glasses, watches, desk sets, cufflinks and stationery represented approximately 7.4% of CAD sales. We expanded our line of leather accessories by introducing new fashionable colors in select personal business accessories styles and new reader's styles. The Company's watch collection expanded in 2009 with the addition of new styles that coordinated with key writing instrument products. Additionally, we supplemented our cufflink assortment with an expanded offering of styles.

In addition to bringing new products to the market in 2009, Cross continued to expand merchandising programs around the globe. The Company installed 19 Shop-in-Shops in the stores of existing major retail accounts and new display fixtures were installed in over 500 key doors globally.

The Cross brand has strong consumer awareness and, more importantly, consumers associate the Cross name with innovation, quality and style. The strong awareness of our name and the positive attributes associated with our brand support the extension of the Cross brand into related personal accessory categories. CAD has moved into categories that allow us to further utilize our existing sourcing infrastructure and global distribution network. A priority for all of our brand extensions is to incorporate the quality, design and craftsmanship that consumers enjoy from Cross' fine writing instruments. We have developed a foothold in these categories and look forward to further strengthening our presence in 2010.

Cross Optical Group ("COG")

The Company's COG segment consists of its wholly-owned subsidiary Cross Optical Group, Inc. This business designs, manufactures and markets high-quality, high-performance polarized sunglasses under the brand names Costa and Native.

Founded in Florida in 1983, the Costa brand has developed a superior reputation for its advanced polarized lens technology and fashionable, yet functional, frame design. Costa upholds the Company's commitment to delivering exceptional product, innovation and quality to consumers. Costa's lenses are renowned for their clarity; their patented 580 lens technology is widely considered to be the best performing sunglass lens in the marketplace. Costa has expanded its marketing efforts in order to reach consumers beyond its core market, the saltwater fishing enthusiast in the southeastern United States. The brand is developing consumer awareness in other fishing categories and geographies. Costa's collection features a broad range of styles that appeal to a broad consumer demographic and is expanding geographically in both domestic and international markets. Costa has a long-term commitment to conservation initiatives that protect and sustain vital fisheries.

Native, which was founded in 1994, also specializes in polarized sunglasses. Native sunglasses are feature-rich, packed with technology and are priced from $89 to $139. The collection consists primarily of high-performance sport wraps that are designed for mountain and trail enthusiasts who are active in the "human powered sports" such as biking, running and climbing. Native frames are very light weight and known for their exceptional fit, features sought after by professional athletes and active sport enthusiasts alike.

The creation of the Cross Optical Group has proven to be very successful. As a result, the Company is benefiting from revenue diversification and a substantial contribution to the bottom line. In 2009, the COG segment grew its business 4.5% through new product introductions, the acquisition of Native and expanded distribution.

Comparison of Fiscal 2009 with Fiscal 2008

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2009**	FISCAL 2008	PERCENTAGE CHANGE
CAD	**$ 90,892**	$111,455	(18.4)%
COG	**50,872**	48,691	4.5%
Consolidated Net Sales	**$141,764**	$160,146	(11.5)%

Consolidated net sales were $141.8 million in 2009 compared to $160.1 million in 2008. The effect of foreign exchange was unfavorable to consolidated 2009 sales results by approximately $1.2 million, or 0.7 percentage points.

CAD sales were affected by worldwide economic problems as every region reported lower sales performance from a year ago. The effect of foreign exchange was unfavorable to CAD 2009 sales results by approximately $1.2 million, or 1.0 percentage point.

COG sales in 2009 were driven by growth of the Costa brand and the inclusion of Native Eyewear. The Costa increase was due to new product launches, aimed to appeal to women and college students, expanded distribution and an increase in repair revenue.

The following chart details gross profit margins for both segments as well as the consolidated gross profit margins:

Gross Profit Margins:	**FISCAL 2009**	FISCAL 2008	PERCENTAGE POINT CHANGE
CAD	**52.5%**	54.3%	(1.8)
COG	**57.0%**	59.2%	(2.2)
Consolidated Gross Profit Margin	**54.1%**	55.8%	(1.7)

Consolidated gross margins declined 1.7 percentage points in 2009 compared to 2008. The decline in CAD gross margin was due largely to; the unfavorable effect of foreign exchange, particularly the Euro and British Pound, on revenue for the year, changes in channel and geographic mix compared to 2008 and increased promotional activity. CAD segment gross margins were favorably impacted in 2009 by approximately $1.2 million due to the effect of a liquidation of LIFO layers and were decreased by approximately $0.7 million for the inflation impact on ending inventories accounted for on a LIFO basis. In 2008, there was an approximate $3.7 million favorable impact due to the liquidation of LIFO layers and gross margins were decreased by approximately $1.4 million for the inflation impact on ending inventories accounted for on a LIFO basis. COG segment gross margin were adversely affected by the weaker U.S. Dollar to Japanese Yen exchange rates in 2009 compared to the prior year and sales incentive promotional activities.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $64.0 million, or 8.3% less than 2008. SG&A expenses were 45.1% of sales in 2009 compared to 43.6% of sales in 2008. SG&A expenses for the CAD segment of approximately $44.9 million were 49.4% of sales compared to $51.9 million, or 46.6% of sales, in 2008. CAD segment administrative expenses remained flat in 2009 compared to 2008, while selling and marketing expenses decreased 22.0%. Foreign currency exchange losses (gains) that are included in CAD

segment SG&A expenses approximated $1.8 million and $(1.1) million in fiscal 2009 and 2008, respectively. COG segment SG&A expenses of $19.1 million, were 7.1% higher than 2008 due to higher selling and marketing expenses.

Research and development ("R&D") expenses were approximately $2.8 million in 2009. R&D expenses were 2.0% and 1.5% of sales in 2009 and 2008, respectively. The higher R&D expenses were related to new product development activities in the COG segment.

There were no impairment charges in 2009 compared to a $3.9 million goodwill impairment charge in 2008. In the fourth quarter of its fiscal year, the Company performs its annual goodwill and other indefinite-lived intangible assets impairment test. For an analysis of goodwill and the assumptions used for impairment, see Notes A and E to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Restructuring charges of $1.9 million were recorded in the Company's CAD segment in fiscal 2009 compared to $2.5 million in fiscal 2008. For an analysis of this restructuring program, see Note D to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest expense was $1.2 million in 2009 compared to $0.9 million in 2008. The increase was due to the higher average level of borrowings and slightly higher average interest rates.

In 2009, the Company's effective tax benefit was 401.1% compared to the Federal tax rate of 35.0%. This increase was due to the effect of income sourced from lower taxed foreign jurisdictions. The income tax benefit was also favorably impacted by the recognition of $1.4 million of tax benefits, the realization of which was previously considered uncertain. For an analysis of income taxes, see Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2009 was $1.9 million ($0.13 basic and diluted net income per share) compared to fiscal 2008 net income of $0.5 million ($0.03 basic and diluted net income per share).

Comparison of Fiscal 2008 with Fiscal 2007

The following chart details net sales performance by segment and operating unit:

(THOUSANDS OF DOLLARS)	**FISCAL 2008**	FISCAL 2007	PERCENTAGE CHANGE
CAD	**$111,455**	$115,313	(3.3)%
COG	**48,691**	36,572	33.1%
Consolidated Net Sales	**$160,146**	$151,885	5.4%

Consolidated net sales were $160.1 million in 2008 compared to $151.9 million in 2007. Sales of Native Eyewear, acquired on March 24, 2008 and included in the Cross Optical Group ("COG"), were $7.7 million in 2008. The effect of foreign exchange was favorable to consolidated 2008 sales results by approximately $0.9 million, or 0.5 percentage points.

CAD sales were unfavorably affected by economic problems in the Americas, as every Americas retail channel reported lower sales performance from a year ago. Offsetting the sales decline in the Americas were increased sales in the Asia and Europe, Middle East and Africa region ("EMEA") regions. The sales increase in Asia was entirely due to foreign exchange. The sales increase in the EMEA region was from emerging markets in India and the Middle East, which offset declines in Europe. The effect of foreign exchange was unfavorable to EMEA 2008 sales results by approximately $0.6 million, or 1.3 percentage points. The effect of foreign exchange was favorable to CAD 2008 sales results by approximately $0.9 million, or 0.8 percentage points.

COG sales in 2008 were driven by double-digit growth of the Costa brand and the inclusion of Native Eyewear. The Costa increase was due to a number of new product launches, aimed to appeal to women and college students, expanded distribution and an increase in repair revenue.

The following chart details gross profit margins for both segments as well as the consolidated gross profit margins:

Gross Profit Margins:	**FISCAL 2008**	FISCAL 2007	PERCENTAGE POINT CHANGE
CAD	**54.3%**	55.7%	(1.4)
COG	**59.2%**	57.6%	1.6
Consolidated Gross Profit Margin	**55.8%**	56.1%	(0.3)

Consolidated gross margins declined 0.3 percentage points in 2008 compared to 2007. The decline in CAD gross margin was due largely to increased promotional activity, particularly in the second half of the year. CAD segment gross margins were favorably impacted in 2008 by approximately $3.7 million due to the effect of a liquidation of LIFO layers and were decreased by approximately $1.4 million for the inflation impact on ending inventories accounted for on a LIFO basis. In 2007, there was an approximate $0.5 million favorable impact due to the effect of LIFO layers and deflation was nominal. COG segment gross margin improved by 1.6 percentage points from 2007, due to the positive effects of the Native acquisition and productivity improvements.

Consolidated selling, general and administrative ("SG&A") expenses were approximately $69.8 million, 4.3% higher than 2007. SG&A expenses were 43.6% of sales in 2008 and 44.1% of sales in 2007. SG&A expenses for the CAD segment were approximately $51.9 million, or 46.6% of sales, compared to $53.6 million, or 46.5% of sales, in 2007. CAD segment selling and marketing expenses remained flat in 2008 compared to 2007, while administrative expenses decreased 8.1%. Foreign currency exchange gains that are included in CAD segment SG&A expenses approximated $1.1 million and $0.1 million in fiscal 2008 and 2007, respectively. COG segment SG&A expenses of $17.9 million included $3.4 million of SG&A expenses for Native Eyewear, which were incremental to 2007. Excluding these incremental expenses, SG&A expenses for the COG segment were 8.6% higher than 2007.

Service and distribution ("S&D") costs were approximately $7.1 million in 2008. S&D expenses were 4.4% and 3.9% of sales in 2008 and 2007, respectively.

Research and development ("R&D") expenses were approximately $2.4 million in 2008. R&D expenses were 1.5% and 1.7% of sales in 2008 and 2007, respectively.

Restructuring charges of $2.5 million were recorded in the Company's CAD segment in fiscal 2008 compared to $0.3 million in fiscal 2007. These charges were related to the 2008 restructuring program. For an analysis of this restructuring program, see Note D to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

In the fourth quarter of 2008, the Company performed its annual goodwill impairment tests. The Company determined that the entire CAD segment goodwill was fully impaired and recorded a non-cash impairment charge of $3.9 million. The CAD segment goodwill was the result of the acquisition of assets in 1999 associated with the Company's OEM effort. There was no impairment of the COG segment goodwill or other indefinite-lived intangibles. For an analysis of goodwill and the assumptions used for impairment, see Notes A and E to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Interest income was $0.1 million in 2008 compared to $0.3 million in 2007. The decrease was due to lower average interest rates on invested funds.

Interest expense was $0.9 million in 2008 compared to $0.5 million in 2007. The increase was due to the higher level of borrowings.

Other income (expense) was $0.1 million in 2008 compared to essentially zero in 2007. The Company recorded $0.1 million of unrealized gain on short-term investments in 2008.

In 2008, the Company's effective tax rate was 82.1% compared to the Federal tax rate of 35.0%. This increase was due to an impairment charge without a corresponding tax benefit (49.8 percentage point tax rate effect). The income tax provision for the year was also favorably impacted by the recognition of tax benefits, the realization of which was previously considered uncertain. These tax benefits favorably impacted the tax rate by approximately 4 percentage points. For an analysis of income taxes, see Note K to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

As a result of the foregoing, consolidated net income in fiscal 2008 was $0.5 million ($0.03 basic and diluted net income per share) compared to fiscal 2007 net income of $6.7 million ($0.45 basic net income per share and $0.43 diluted net income per share).

Liquidity and Capital Resources

Historically, the Company's sources of liquidity and capital resources have been its cash and cash equivalents ("cash"), short term investments, cash generated from operations and amounts available under the Company's line of credit. These sources have been sufficient in the past to support the Company's routine operating requirements, capital projects, restructuring programs, contributions to the retirement plans, stock repurchase programs and debt service. The Company expects its future cash needs in 2010 will be met by these historical sources of liquidity and capital.

Cash provided by operating activities was $11.5 million for fiscal 2009 reflecting continued positive cash generation from operations and effective working capital management. These results reflect management's restructuring and cash management efforts designed to offset the impact of declines in sales due to the recession. As a result, the Company was able to fund financing and investing activities described below, and end 2009 with a cash and short term investments balance of $17.7 million at January 2, 2010, down $2.2 million from January 3, 2009.

Total inventory was $25.3 million at January 2, 2010, a decrease of $1.1 million since January 3, 2009. CAD inventory decreased $0.7 million and COG inventory decreased $0.4 million. The primary reason for the decrease in CAD inventory was a continuing emphasis on managing the Company's supply chain in response to lower CAD revenues in 2009.

Also impacting cash from operating activities in fiscal 2009 was the payment of $1.9 million in restructuring charges. The Company has paid $2.4 million in restructuring charges related to programs initiated in 2008. As a result of the initial restructuring programs, approximately 50 manufacturing positions and 27 sales and administrative positions in the United States, and four sales and administrative positions in the United Kingdom were affected. The Company expanded its restructuring efforts in the third quarter of 2009 to further reduce headcount at its Lincoln and European facilities. These restructuring programs were substantially complete by the end of 2009 and cash payments related to these programs is expected to be approximately $0.8 million in 2010.

The Company made cash contributions in 2009 of approximately $0.9 million to its defined contribution retirement plans and $0.1 million to its excess benefit plan. The Company was not required to make a cash contribution to its defined benefit pension plans in 2009. Subsequent to year end, the Company contributed $1.2 million to its domestic defined benefit pension plan. The Company expects to contribute $1.5 million to its defined benefit pension plans, $0.8 million to its defined contribution retirement plans and $0.2 million to its excess benefit plan in 2010. Additionally, the Company expects to meet or exceed its minimum funding requirements for its defined benefit plans in future years. The Company anticipates these future funding requirements to be between $1.4 million and $2.9 million per year.

Cash used in investing activities of $12.2 million principally reflects additions to property, plant and equipment of approximately $5.1 million and the investment of excess cash in short term investments. In fiscal 2010, the Company expects capital expenditures to be approximately $5.6 million.

Cash used in financing activities for the fiscal 2009 principally reflects the repayment of $2 million on the Company's credit facility and the repurchase of treasury shares under the company's stock buyback program and a specific buyback from a director as described below. In 2008, the Company's Board of Directors authorized a plan to purchase up to 1.0 million shares of Cross Class A common stock, depending on market conditions. Cumulatively, through the fourth quarter of 2009, the Company purchased approximately 0.4 million shares of stock under this plan for approximately $1.1 million at an average price per share of $2.72. In 2009, the Company purchased a total of approximately 0.3 million shares under this plan for approximately $0.7 million at an average price per share of $2.48. In the fourth quarter of 2009, the Company's Board of Directors approved and the Company executed a transaction to purchase 1.5 million shares of the Company's Class A common stock for approximately $5.2 million from Galal Doss, a Director of the Company. In 2009, the Company purchased a total of approximately 1.8 million shares under both plans for approximately $5.9 million at an average price of $3.30.

As part of the acquisition of Native Eyewear, the Company assumed the liability of future payments associated with a "settlement in lieu of future royalties." The payments will be $0.2 million each January through 2012.

The Company expects fiscal 2010 research and development expenses to be approximately $2.6 million.

The Company has a $35 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. At January 2, 2010, the Company had $19.7 million outstanding on this line of credit, bearing interest at a rate of 3.23% and the unused and available portion was $15.3 million. The Company was either in compliance with or has received a waiver of any defaults under its various debt covenants as of January 2, 2010. The agreement requires the Company to maintain a minimum consolidated tangible net worth, computed at each year end, a maximum level of capital expenditures and a minimum ratio of adjusted EBITDA to required debt service payments over any four-quarter period, each of which is calculated in accordance with the agreement:

COVENANT DESCRIPTION	COVENANT REQUIREMENT	CALCULATED COMPANY VALUE JANUARY 2, 2010
Tangible Net Worth	Cannot be less than $40 million	$46 million
Capital Expenditures	Cannot exceed the greater of $10 million in a year or $10 million plus prior year expenditures less the $10 million cap	$5 million
Consolidated Debt Service Ratio	Cannot exceed 2.5 to 1	1.7:1

The Company believes that existing cash and cash provided by operations, supplemented as appropriate by the Company's borrowing arrangements, will be adequate to finance its foreseeable operating and capital requirements, the stock repurchase plans and contributions to the retirement plans. Should operating cash flows in 2010 not materialize as projected, the Company has a number of planned alternatives to ensure that it will have sufficient cash to meet its operating needs. These alternatives include implementation of strict cost controls on discretionary spending and delaying: non-critical research and development, capital projects and completion of the stock repurchase plan.

At the end of fiscal 2009, cash available for domestic operations was approximately $12.5 million and cash available for international operations was approximately $5.2 million.

Contractual Obligations and Commercial Commitments

Interest rate swap agreements effectively fix the interest rate on a portion of the Company's line of credit at 3.64%.
The Company leases manufacturing, office and warehouse space and certain equipment under non-cancelable operating leases. All leases expire prior to the end of 2017. Future minimum lease payments under all non-cancelable leases, including renewal options the Company believes it will exercise, and other contractual obligations at January 2, 2010 were approximately:

(THOUSANDS OF DOLLARS)	TOTAL	LESS THAN 1 YEAR	1 TO 3 YEARS	3 TO 5 YEARS	MORE THAN 5 YEARS
Line of Credit, Including Interest *	$20,523	$ -	$20,523	$ -	$ -
Operating Leases	20,531	3,440	8,401	5,028	3,662
Uncertain Tax Liabilities	831	508	212	74	37
Pension Plan Obligations **	16,458	1,500	6,600	4,400	3,958
Legal Obligations ***	600	200	400	-	-
Purchase Obligations	1,826	487	1,089	250	-
Total	**$60,769**	**$6,135**	**$37,225**	**$9,752**	**$7,657**

* Interest on the line of credit was calculated using the interest rate as of January 2, 2010 over the remaining life of the note.

** The Company expects to meet or exceed its minimum funding requirements for its defined benefit retirement plans in future years. Though there is uncertainty as to the exact amount and timing of these payments, the Company anticipates the future funding requirements to be between $1.4 million and $2.9 million per year.

*** As part of the acquisition of Native Eyewear, the Company assumed the liability of future payments associated with a "settlement in lieu of future royalties."

Off Balance Sheet Arrangements

The Company has no material off balance sheet arrangements.

Accounting Standards Updates

For a description of accounting standards updates that affect the Company and the status of the Company's implementation thereof, see the "Accounting Standards Updates" section of Note A to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K. None are expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Impact of Inflation and Changing Prices

The Company's two operating segments are subject to the effects of general inflation as well as fluctuations in foreign currencies. Policies and programs are in place to manage the potential risks in these areas. The Company has generally been successful in controlling cost increases due to general inflation. The Company continues to review its suppliers in order to obtain lower costs and higher quality on many of its raw materials and purchased components.
The Company normally enters into foreign currency exchange contracts to economically hedge that portion of its net financial position exposed to foreign currency fluctuations.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition, results of operations and cash flows are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosures of contingent liabilities. We evaluate our policies and estimates on an ongoing basis, including those related to tax contingencies, inventory adjustments, warranty reserves, retirement obligations, impairment of assets and revenue recognition. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We have identified the following policies as critical to an understanding of our results of operations and financial condition. This is not a comprehensive list of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in its application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. For further discussion of our accounting policies, see Note A "Significant Accounting Policies" to the Company's consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Tax Contingencies. We are subject to a variety of income and other non-income based taxes in numerous jurisdictions around the world. We are also periodically reviewed by tax authorities and positions we have taken with respect to the tax returns are subject to interpretation and negotiation. We provide for estimated non-income tax contingencies that we believe are both probable and estimable. Our assessments are based on our understanding of the appropriate tax law, the estimated exposure and probability of a successful assessment by the taxing authorities. In 2009, net income increased by approximately $0.3 million due to the reversal of non-income based tax reserves provided for in prior years, which were no longer deemed necessary due to the passing of statutes of limitation or as a result of updating our estimates.

Inventory Methods and Realizable Value. Our global inventories are carried at the lower of cost or market, which requires us to estimate adjustments for both obsolescence and the market value we can expect to receive for our on hand inventory. Domestic CAD segment inventories accounted for on a LIFO basis represent approximately 4% of total inventories. As a result, domestic CAD finished goods inventories are carried significantly below their current cost and they can typically be realized at selling prices above their carrying value. Because we are required to produce our product with sufficient lead time to satisfy global distribution and expected demand during seasonal peak periods, we are subject to the risks of consumer acceptance of the products we have produced. We assess our need for obsolescence adjustments based on a variety of factors including historical demand, future marketing plans and alternative uses for raw material and work-in-process.

Warranty Reserves. CAD's Cross-branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship. In establishing the accrual for warranty costs, management analyzes trends of several factors, measured over a period of several years that impact the Company's cost to service the warranties. The most significant factors include: the operating costs of the service department, unit sales, the number of units that are returned for warranty repair and the cost of product repairs. The estimates affecting the warranty reserve are updated annually.

Retirement Obligations. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of pension expense and liability measurement. We evaluate these critical assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, turnover and rate of compensation increases. The discount rate enables us to state expected future cash flow as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension expense. We decreased our discount rate to 5.88% in 2009 from 6.17% in 2008 on domestic plans and increased it to 5.9% in 2009 from 5.7% in 2008 on foreign plans, to reflect market interest rate conditions. To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. Our long-term expected return on plan assets was 7.8% in 2009 and 8.125% in 2008 for domestic plans, and 4.0% in 2009 and 4.3% in 2008 for foreign plans. A 25 basis point change in our rate of return would increase or decrease the net periodic benefit or cost by approximately $0.1 million, which would ultimately have a corresponding effect on the projected funding requirements.

Environmental Contingencies: The Company is subject to contingencies pursuant to environmental laws and regulations under various state, Federal and foreign laws, including CERCLA. The Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and estimable.

Impairment Analysis. Goodwill and other indefinite-lived intangible assets are not amortized but subject to annual impairment tests; more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company performs the assessment annually during the fourth quarter and on an interim basis if potential impairment indicators arise. The Company has identified two reporting units, consisting of the CAD and COG segments. The Company determined the fair value of the reporting unit's goodwill using established income and market valuation approaches and the fair value of its trade names using a forward-looking relief from royalty model. All goodwill and indefinite-lived intangibles relate to the COG segment and were not impaired.

The Company determined the fair values of its reporting unit's goodwill by preparing a discounted cash flow analysis using updated forward-looking projections of the unit's future operating results and by comparing the value of the reporting unit to the implied market value of selected peers of the reporting unit. The significant assumptions used in the discounted cash flow analysis include: net income, the discount rate used to present value future cash flows, working capital requirements, and terminal growth rates. Net income assumptions include sales growth, gross margin, and SG&A growth assumptions. The discount rate used is a cost of equity method, which is essentially equal to the "market participant" weighted-average cost of capital ("WACC"). The Company determined the fair values of its trade names using a forward-looking relief from royalty model. The significant assumptions used in the forward-looking relief from royalty method include: revenue growth, royalty rates and the discount rate. The COG reporting unit's goodwill fair value substantially exceeded its carrying value by approximately 40% on both the income and market approaches, and the trade names fair values substantially exceeded their carrying values by more than 35%. The Company performed a sensitivity analysis on our significant assumptions and has determined that a reasonable, negative change in its assumptions, as follows, would not impact our conclusion: reduce net income by 10%, reduce projected revenue growth by 10%, reduce projected royalty rate by 10%, increase the WACC by 100 basis points, or reduce terminal sales growth rate by 20%.

Revenue Recognition. Revenue recognition requires estimates of product returns, term discounts and rebates at the time revenue is recognized. These estimates are based on customer communication and historical experience. Should these estimates change, there could be a material effect on revenue recognized.

For additional information regarding management's estimates, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K and "Forward-Looking Statements" below.

Purchase Price Allocation: We account for our acquisitions under the acquisition method of accounting, which requires the recognition and measurement of identifiable assets acquired and liabilities assumed and any non-controlling interest in the acquired entity.

We accounted for the acquisition of Native Eyewear, Inc. under the purchase method of accounting, which provided that purchase prices be allocated to the net assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. As such, the purchase price of Native Eyewear, Inc. was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, and the excess of the purchase price paid over the estimated fair value of net assets acquired and the transaction costs is recorded as residual goodwill. We completed our purchase of Native Eyewear, Inc. on March 24, 2008 for a total purchase price of approximately $19.5 million including assumed debt of approximately $1.0 million.

Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "anticipate," "believe," "could," "should," "propose," "continue," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases are used in this Annual Report on Form 10-K to identify forward-looking statements, including but not limited to statements related to the introduction of new products; CAD's direct to consumer initiative; the performance of Cross branded writing instrument products; the Company's plans to identify acquisition targets; the availability of necessary raw materials and manufacturing technologies; the planned geographic and demographic expansion of Costa and Native; anticipated compliance with laws and regulations (including but not limited to environmental laws); and anticipated sufficiency of available working capital. These statements relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.

These forward-looking statements are made based on management's expectations and beliefs concerning future events affecting the Company and are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond our control. These uncertainties and factors could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. For a discussion of risks and uncertainties associated with these forward-looking statements, see "Risk Factors" in Item 1A of this Annual Report on Form 10-K.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. Additional information concerning these and other risks and uncertainties is contained in our other periodic filings with the SEC.

Item 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Current economic conditions and market disruptions may adversely affect the Company's business and results of operations. Financial markets throughout the world have been experiencing extreme disruption in recent months, including, among other things, volatility in security prices, diminished liquidity and credit availability, rating downgrades and declining valuations of certain investments, failure and potential failures of major financial institutions and unprecedented government support of financial institutions. These developments and the related general economic downturn may adversely impact the Company's business and financial condition in a number of ways, including impacts beyond those typically associated with other recent downturns in the U.S. and foreign economies. The current tightening of credit in financial markets and the general economic downturn may adversely affect the ability of Cross' customers, suppliers, and channel partners (e.g., distributors) to obtain financing for purchases and operations. The tightening could result in a decrease in demand for the Company's products, negatively impact Cross' ability to collect its accounts receivable on a timely basis, result in additional reserves for uncollectible accounts receivable being required, and in the event of a contraction in Cross' sales, could require additional reserves for inventory obsolescence.

Foreign currency exchange rates and fluctuations in those rates may affect the Company's ability to realize projected growth rates in its sales and earnings. The Company derives approximately 43% of its revenues from outside the United States. The Company's ability to realize projected growth rates in sales and earnings could be adversely affected if the U.S. dollar strengthens significantly against foreign currencies. The Company's foreign exchange exposure is generated primarily from its international operating subsidiaries. The Company seeks to minimize the impact of foreign currency fluctuations by hedging certain foreign currency denominated balance sheet positions with foreign currency forward exchange contracts. Most of these contracts are short-term, generally expire in one to three months and do not subject the Company to material market risk. Although the Company has programs in place to manage foreign currency exchange risk on certain foreign currency denominated balance sheet positions, and on a portion of certain foreign currency denominated cash flows, significant volatility and fluctuations in the rates of exchange for the U.S. dollar against currencies such as the Euro, the British Pound and the Japanese Yen could adversely affect the Company's financial position and results of operations.

The Company maintains a $35 million secured line of credit with a bank. Under this agreement, the Company has the option to borrow at various interest rates depending upon the type of borrowings made and the Company's consolidated leverage ratio. The Company believes that changes in interest rates would not be material to its operations, due to its anticipated level of borrowings. There was $19.7 million and $21.7 million outstanding under the Company's line of credit at January 2, 2010 and January 3, 2009, respectively.

The Company entered into interest rate swap agreements that effectively fix the interest rate on a portion of its line of credit at 3.64% per annum. At January 2, 2010, the notional value of the interest rate swap was $15.0 million.

Item 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX

	PAGE
Report of Independent Registered Public Accounting Firm	18
Consolidated Financial Statements of the A.T. Cross Company:	
Consolidated Balance Sheets as of January 2, 2010 and January 3, 2009	19
Consolidated Statements of Income for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007	20
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007	20
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007	21
Consolidated Statements of Cash Flows for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007	22
Notes to Consolidated Financial Statements	23 - 40

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
A.T. Cross Company
Lincoln, Rhode Island

We have audited the accompanying consolidated balance sheets of A.T. Cross Company and subsidiaries (the "Company") as of January 2, 2010 and January 3, 2009, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended January 2, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 2, 2010 and January 3, 2009, and the results of its operations and its cash flows for each of the three years in the period ended January 2, 2010, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 15, 2010

CONSOLIDATED BALANCE SHEETS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)		**JANUARY 2, 2010**	JANUARY 3, 2009
ASSETS			
Current Assets			
Cash and cash equivalents		**$ 10,443**	$ 18,629
Short-term investments		**7,217**	1,193
Accounts receivable, net		**29,546**	29,102
Inventories		**25,329**	26,425
Deferred income taxes		**5,092**	4,341
Other current assets		**5,895**	8,844
	Total Current Assets	**83,522**	88,534
Property, Plant and Equipment, Net		**15,953**	15,609
Goodwill		**15,279**	14,526
Intangibles, Net		**10,383**	11,127
Deferred Income Taxes		**11,778**	11,480
Other Assets		**1,504**	2,683
	Total Assets	**$138,419**	$143,959
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable		**$ 6,382**	$ 4,981
Accrued compensation and related taxes		**5,504**	5,436
Accrued expenses and other liabilities		**10,979**	11,210
Retirement plan obligations		**2,378**	2,619
Restructuring liabilities		**771**	833
Income taxes payable		**577**	590
	Total Current Liabilities	**26,591**	25,669
Long-Term Debt		**19,721**	21,721
Retirement Plan Obligations		**14,726**	14,681
Deferred Gain on Sale of Real Estate		**3,259**	3,780
Other Long-Term Liabilities		**1,231**	3,085
Accrued Warranty Costs		**1,441**	1,362
Commitments and Contingencies (Note M)		**-**	-
	Total Liabilities	**66,969**	70,298
Shareholders' Equity			
Common stock, par value $1 per share:			
Class A-authorized 40,000 shares, 17,660 shares issued and 11,854 shares outstanding at January 2, 2010, and 17,609 shares issued and 13,794 shares outstanding at January 3, 2009		**17,660**	17,609
Class B-authorized 4,000 shares, 1,805 shares issued and outstanding at January 2, 2010 and January 3, 2009		**1,805**	1,805
Additional paid-in capital		**23,574**	21,431
Retained earnings		**74,741**	72,886
Accumulated other comprehensive loss		**(10,998)**	(11,956)
Treasury stock, at cost, 5,806 shares in 2009 and 3,815 shares in 2008		**(35,332)**	(28,114)
	Total Shareholders' Equity	**71,450**	73,661
	Total Liabilities and Shareholders' Equity	**$138,419**	$143,959

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED		
	JANUARY 2, 2010	JANUARY 3, 2009	DECEMBER 29, 2007
Net sales	**$141,764**	$160,146	$151,885
Cost of goods sold	**65,046**	70,834	66,610
Gross Profit	**76,718**	89,312	85,275
Selling, general and administrative expenses	**63,978**	69,793	66,933
Service and distribution costs	**6,763**	7,054	5,993
Research and development expenses	**2,817**	2,444	2,529
Goodwill impairment charge	**-**	3,944	-
Restructuring charges	**1,860**	2,526	285
Operating Income	**1,300**	3,551	9,535
Interest income	**41**	96	338
Interest expense	**(1,166)**	(941)	(511)
Other income	**195**	63	3
Interest and Other (Expense) Income	**(930)**	(782)	(170)
Income Before Income Taxes	**370**	2,769	9,365
Income tax (benefit) provision	**(1,485)**	2,275	2,638
Net Income	**$ 1,855**	$ 494	$ 6,727
Net Income Per Share:			
Basic	**$0.13**	$0.03	$0.45
Diluted	**$0.13**	$0.03	$0.43
Weighted Average Shares Outstanding:			
Denominator for Basic Net Income Per Share	**14,772**	14,987	14,946
Effect of dilutive securities	**10**	341	605
Denominator for Diluted Net Income Per Share	**14,782**	15,328	15,551

There is no anti-dilutive effect of securities for the three years presented above.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
	JANUARY 2, 2010	JANUARY 3, 2009	DECEMBER 29, 2007
Net Income	**$ 1,855**	$ 494	$ 6,727
Other Comprehensive Income (Loss):			
Foreign currency translation adjustments	**716**	(2,234)	264
Unrealized gain (loss) on interest rate swap, net of tax (provision) benefit of ($87) and $275	**161**	(512)	-
Postretirement liability adjustment, net of tax (provision) benefit of ($152), $3,879 and ($411)	**81**	(7,205)	766
Comprehensive Income (Loss)	**$ 2,813**	$ (9,457)	$ 7,757

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS AND SHARES)	COMMON STOCK SHARES & DOLLAR AMOUNT AT $1 PAR VALUE		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	OTHER COMPREHENSIVE LOSS	TREASURY STOCK		TOTAL SHAREHOLDERS' EQUITY
	CLASS A	CLASS B				SHARES	AMOUNT	
Balances at December 30, 2006	$16,799	$1,805	$17,345	$66,363	$ (3,035)	3,400	$(26,314)	$72,963
Adoption of tax accounting standard				(698)				(698)
Grant of restricted stock for future services	25		(25)					-
Stock option activity	302		1,824					2,126
Tax benefit from stock-based awards			400					400
Stock purchase plan	2		16					18
Non-cash stock-based directors' fees	7		63					70
Amortization of stock-based compensation			539					539
Stock option expense			40					40
Foreign currency translation adjustments					264			264
Minimum pension liability adjustment					766			766
Net income				6,727				6,727
Balances at December 29, 2007	$17,135	$1,805	$20,202	$72,392	$ (2,005)	3,400	$(26,314)	$83,215
Purchase of treasury stock						361	(1,529)	(1,529)
Grant of restricted stock for future services	446		(446)					-
Cancellation of restricted stock			271			54	(271)	-
Tax benefit from stock-based awards			1					1
Stock purchase plan	3		19					22
Non-cash stock-based directors' fees	25		141					166
Amortization of stock-based compensation			1,224					1,224
Stock option expense			19					19
Foreign currency translation adjustments					(2,234)			(2,234)
Minimum pension liability adjustment					(7,205)			(7,205)
Unrealized loss on interest rate swap					(512)			(512)
Net income				494				494
Balances at January 3, 2009	$17,609	$1,805	$21,431	$72,886	$(11,956)	3,815	$(28,114)	$73,661
Purchase of treasury stock						273	(678)	(678)
Purchase of treasure stock from related party						1,500	(5,182)	(5,182)
Cancellation of restricted stock			1,358			218	(1,358)	-
Tax provision from stock-based awards			(139)					(139)
Stock purchase plan	5		11					16
Non-cash stock-based directors' fees	46		102					148
Amortization of stock-based compensation			548					548
Stock option expense			263					263
Foreign currency translation adjustments					716			716
Minimum pension liability adjustment					81			81
Unrealized gain on interest rate swap					161			161
Net income				1,855				1,855
Balances at January 2, 2010	**$17,660**	**$1,805**	**$23,574**	**$74,741**	**$(10,998)**	**5,806**	**$(35,332)**	**$71,450**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
A.T. CROSS COMPANY & SUBSIDIARIES

(THOUSANDS OF DOLLARS)	YEARS ENDED		
CASH PROVIDED BY (USED IN)	**JANUARY 2, 2010**	JANUARY 3, 2009	DECEMBER 29, 2007
Operating Activities:			
Net income	**$ 1,855**	$ 494	$ 6,727
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	**4,841**	4,851	4,426
Amortization	**1,032**	930	528
Goodwill impairment charge	**-**	3,944	-
Restructuring charges	**1,860**	2,526	285
Restructuring charges paid	**(1,926)**	(446)	(921)
Amortization of deferred gain	**(521)**	(521)	(435)
Provision for bad debts	**691**	226	282
Deferred income taxes	**(1,458)**	1,770	(2,287)
Provision for accrued warranty costs	**705**	820	528
Warranty costs paid	**(592)**	(754)	(534)
Stock-based compensation and directors' fees	**820**	1,390	609
Excess tax provision (benefit) from stock-based awards	**139**	(1)	(400)
Unrealized loss (gain) on short-term investments	**268**	(111)	-
Unrealized loss (gain) on foreign exchange contracts	**(503)**	(306)	-
(Decrease) increase in non-income based tax reserves	**(338)**	83	(5)
Unrealized foreign currency transaction loss (gain)	**(73)**	209	(328)
Changes in operating assets and liabilities:			
Accounts receivable	**151**	(252)	655
Inventories	**1,659**	6,213	(6,481)
Other assets	**3,633**	(1,468)	(3,158)
Accounts payable	**1,380**	(3,361)	(1,157)
Other liabilities	**(2,101)**	(1,983)	(685)
Net Cash Provided by (Used in) Operating Activities	**11,522**	14,253	(2,351)
Investing Activities:			
Acquisition of Native Eyewear, Inc., net of cash acquired	**(481)**	(18,535)	-
Net proceeds from sale of real estate	**-**	-	15,329
Additions to property, plant and equipment	**(5,149)**	(4,543)	(9,103)
Additions to patents and trademarks	**(288)**	(298)	(285)
Purchase of short-term investments	**(40,192)**	(2,332)	-
Sales or maturities of short-term investments	**33,900**	1,250	-
Net Cash (Used in) Provided by Investing Activities	**(12,210)**	(24,458)	5,941
Financing Activities:			
Excess tax (provision) benefit from stock-based awards	**(139)**	1	400
Borrowing on long-term debt agreement	**-**	22,471	7,900
Repayment of long-term debt	**(2,000)**	(1,735)	(12,075)
Repayment of line of credit	**-**	(2,935)	-
Proceeds from sale of Class A common stock	**16**	22	2,144
Purchase of treasury stock	**(678)**	(1,529)	-
Purchase of treasury stock from related party	**(5,182)**	-	-
Net Cash (Used in) Provided by Financing Activities	**(7,983)**	16,305	(1,631)
Effect of exchange rate changes on cash and cash equivalents	**485**	(1,043)	306
(Decrease) Increase in Cash and Cash Equivalents	**(8,186)**	5,057	2,265
Cash and cash equivalents at beginning of year	**18,629**	13,572	11,307
Cash and Cash Equivalents at End of Year	**$10,443**	$18,629	$13,572
SUPPLEMENTAL INFORMATION:			
Income taxes (refunded) paid, net	**$ (3,152)**	$ 1,988	$ 7,263
Interest paid	**$ 1,249**	$ 941	$ 444

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.T. CROSS COMPANY & SUBSIDIARIES
JANUARY 2, 2010

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Nature of Operations: The consolidated financial statements include the accounts of A.T. Cross Company and its subsidiaries (the "Company"). Upon consolidation, intercompany accounts and transactions are eliminated.

The Company has two reportable segments: Cross Accessory Division ("CAD"), and Cross Optical Group ("COG"). The Company's CAD segment designs, manufactures and markets writing instruments, business accessories and watches throughout the world and is an OEM of writing instruments. Writing instrument products are sold under the Cross brand as well as the Penatia and Omni by Cross brands. They include ball-point pens, fountain pens, selectip rolling ball pens, mechanical pencils and writing instrument accessories such as refills and desk sets. In addition to writing instrument accessories, the Company offers personal accessory products including watches, precision reading glasses and leather goods. The Company's COG segment designs, manufactures and markets sunglasses throughout the United States under the Costa and Native brand names. The Company evaluates segment performance based upon operating profit or loss. The Company's reportable segments are strategic business units that offer different product lines. They are managed separately, as each unit requires different technologies and marketing strategies.

The Company operates on a 52/53 week fiscal year, ending on the last Saturday closest to December 31, and consists of 13 week fiscal quarters. Fiscal 2008 was a 53 week year with 14 weeks in the fourth quarter. The Company has historically recorded its highest sales in the fourth quarter.

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated to the date of issuance of these financial statements.

The accounting policies of the Company are described in this summary of significant accounting policies.

Accounting for Estimates: The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles"), requires the Company to make assumptions that affect the estimates reported in these consolidated financial statements. Actual results may differ from these estimates. The significant estimates in the Company's consolidated financial statements include sales returns and allowances, allowance for doubtful accounts receivable, realizable value of inventory, impairment of long-lived assets and goodwill, warranty, retirement obligations and income taxes.

Cash Equivalents and Short-Term Investments: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments are stated at fair value. Gains or losses on short-term investments, both realized and unrealized, are included in other income. At January 2, 2010 and January 3, 2009, approximately 22% and 55%, respectively, of the Company's cash and cash equivalents were on deposit with one financial institution.

Allowance for Doubtful Accounts: The following is a summary of the allowance for doubtful accounts for the three years ended January 2, 2010:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**	JANUARY 3, 2009	DECEMBER 29, 2007
Allowance for Doubtful Accounts - Beginning of Year	**$1,068**	$ 879	$ 797
Charged to bad debt expense	**691**	226	282
Deductions	**(630)**	(37)	(200)
Allowance for Doubtful Accounts - End of Year	**$1,129**	$1,068	$ 879

Inventories: Domestic writing instrument inventories are priced at the lower of last-in, first-out ("LIFO") cost under the link-chain method or market. The remaining inventories are priced at the lower of first-in, first-out ("FIFO") cost or market.

Property, Plant and Equipment, and Related Depreciation: Property, plant and equipment are stated on the basis of cost. Depreciation expense was $4.8 million, $4.9 million and $4.4 million in fiscal 2009, 2008 and 2007, respectively. Provisions for depreciation are computed using a combination of accelerated and straight-line methods, which are intended to depreciate the cost of such assets over their estimated useful lives, which are as follows:

Furniture & Fixtures	2 to 10 Years
Machinery & Equipment	2 to 10 Years
Leasehold Improvements	3 to 15 Years
Vehicles, Tooling and Desktop PCs	2 to 5 Years

The components of Property, Plant and Equipment are as follows:

	YEARS ENDED	
(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**	JANUARY 3, 2009
Leasehold improvements	**$ 1,675**	$ 2,667
Machinery and equipment	**101,141**	107,109
	102,816	109,776
Less accumulated depreciation	**86,863**	94,167
Net Property, Plant and Equipment	**$ 15,953**	$ 15,609

Long-Lived Assets: The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less the cost to sell.

Goodwill and Other Intangible Assets: Goodwill and certain intangible assets with indefinite lives are not amortized but are subject to annual impairment tests, more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company has identified two reporting units, consisting of the CAD and COG segments, the fair values of which were determined using present value cash flow models. The Company performs the assessments annually during the fourth quarter and on an interim basis if potential impairment indicators arise. The Company determines the fair value of the reporting units using established income and market valuation approaches and the values of certain intangible assets with indefinite lives, consisting of two COG segment trade names, using a forward-looking relief from royalty model.

Warranty Costs: The Cross Accessory Division's Cross-branded writing instruments are sold with a full warranty of unlimited duration against mechanical failure. CAD's accessories are sold with a one-year warranty against mechanical failure and defects in workmanship and timepieces are warranted for a period of two years. Costa and Native sunglasses are sold with a lifetime warranty against defects in materials and workmanship. Estimated warranty costs are accrued at the time of sale. The most significant factors in the estimation of warranty cost liabilities include the operating efficiency and related cost of the service department, unit sales and the number of units that are eventually returned for warranty repair. The current portions of accrued warranty costs were $0.5 million at January 2, 2010 and January 3, 2009 and were recorded in accrued expenses and other liabilities. The following chart reflects the activity in aggregate accrued warranty costs:

	YEARS ENDED		
(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**	JANUARY 3, 2009	DECEMBER 29, 2007
Accrued Warranty Costs - Beginning of Year	**$1,823**	$1,730	$1,736
Warranty costs paid	**(592)**	(754)	(534)
Warranty costs accrued	**375**	568	413
Impact of changes in estimates and assumptions	**330**	252	115
Warranty liabilities assumed	**-**	27	-
Accrued Warranty Costs - End of Year	**$1,936**	$1,823	$1,730

Revenue Recognition: Revenue from sales is recognized when the following criteria are met: persuasive evidence of an arrangement exists, title to the goods has passed to the customer, the sales price is fixed or determinable, and collection of the sales price is reasonably assured. Provisions are made at the time the related revenue is recognized for estimated product returns, term discounts and rebates.

Marketing Support Costs: The costs of marketing support, including advertising, are charged to expense as incurred and amounted to approximately $9.9 million, $11.5 million and $12.0 million for fiscal 2009, 2008 and 2007, respectively. Accrued marketing support expenses were approximately $1.6 million at January 2, 2010 and $1.8 million January 3, 2009, and are included in accrued expenses and other liabilities.

Derivatives: The Company has a program in place to manage foreign currency risk. As part of that program, the Company can enter into foreign currency exchange contracts to hedge anticipated foreign currency transactions or commitments, primarily purchases of materials and products from foreign suppliers, and certain foreign currency denominated balance sheet positions. The terms of the contracts are generally less than three months. Gains and losses on other contracts that do not qualify for hedge accounting are included in SG&A expenses.

Realized and unrealized gains and losses on contracts intended to hedge specific forecasted transactions or commitments, if any, that are designated and qualify for hedge accounting are deferred and recorded as a component of accumulated other comprehensive income (loss) and accounted for as part of the transaction. Contracts are recorded at fair value on the balance sheet as a component of other current assets or accrued expenses and other liabilities.

The Company also uses interest rate swaps to manage its exposure to changing interest rates that result from variable rate debt. These swaps effectively fix the interest rate on a portion of the Company's line of credit at 3.64%.

Stock-Based Compensation: The Company recognizes stock-based employment compensation arrangements based on the estimated fair value of stock-based awards exchanged for employee services received and recognizes compensation cost based on the fair value of the award on the date of grant, recognized ratably over the requisite service period for awards expected to vest. The service period is the period over which the employee performs the related services, which is normally the same as the vesting period.

Income Taxes: Provisions for Federal, state and non-U.S. income taxes are calculated on reported income before income taxes based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions.

The Company records a liability associated with an uncertain income tax benefit, for a position taken or intended to be taken, if we determine that it is not more likely than not that such benefit will be sustained upon review of the taxing authority. The Company also records a tax position as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company believes that all estimates of uncertain tax position liabilities are in accordance with generally accepted accounting principles ("GAAP") and all estimates are reasonable.

Basic and Diluted Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted average number of total shares of Class A and Class B common stock outstanding during the year. Diluted net income per share is computed by dividing net income by diluted weighted average shares outstanding. Diluted weighted average shares reflect the dilutive effect, if any, of potential common shares. To the extent that their effect is dilutive, potential common shares include common stock options and non-vested equity shares based on the treasury stock method.

Environmental Contingencies: The Company is subject to contingencies pursuant to environmental laws and regulations under various state, Federal and foreign laws, including CERCLA. The Company typically estimates potential costs based on information obtained from the U.S. Environmental Protection Agency, or counterpart state agency and/or studies prepared by independent consultants, including the total estimated costs for the site and the expected cost-sharing, if any, with other "potentially responsible parties," and the Company accrues liabilities when they are probable and estimable.

NOTE B - INVENTORIES

Domestic writing instrument inventories, approximating $1.1 million and $1.7 million at January 2, 2010 and January 3, 2009, respectively, are priced at the lower of LIFO cost or market. The remaining inventories are priced at the lower of FIFO cost or market. If the FIFO method of inventory valuation had been used for those inventories priced using the LIFO method, inventories would have been approximately $3.5 million and $3.9 million higher than reported at January 2, 2010 and January 3, 2009, respectively. During fiscal 2009, domestic writing instrument inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of current purchases. The effect of this liquidation was to increase net income by approximately $0.8 million.

The components of inventory are as follows:

	YEARS ENDED	
(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**	JANUARY 3, 2009
Finished goods	**$13,972**	$15,108
Work in process	**3,154**	2,539
Raw materials	**8,203**	8,778
	$25,329	$26,425

NOTE C - ACQUISITION OF NATIVE EYEWEAR, INC. ("NATIVE")

On March 24, 2008, the Company completed the acquisition of all of the outstanding shares of Native Eyewear, Inc., a designer and marketer of a branded line of sport polarized sunglasses and goggles. The acquisition of Native is part of the Company's strategy of becoming a leading designer and marketer of branded personal and business accessories. We accounted for this acquisition under the purchase method of accounting, which provided that the purchase price be allocated to the net assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired approximated $11.9 million, which is deductible for income tax purposes. One of the acquired intangibles, the Native trade name, is deemed to have an indefinite life and will not be amortized. The results of operations of Native since March 24, 2008 are included in the consolidated statements of income of the Company.

As of April 4, 2009, the Company finalized the valuation of Native Eyewear, Inc.'s intangible assets. The Company executed an integration plan, including the consolidation of redundant activities. In 2009, integration costs and asset valuation adjustments of $0.8 million were recorded as an adjustment to goodwill. Through January 2, 2010, $0.8 million of integration costs have been incurred and paid. Native is reported in the Company's Cross Optical Group segment.

The following is the allocation of the purchase price of Native:

(THOUSANDS OF DOLLARS)	
Cash Purchase Price	$ 17,861
Debt Assumed	985
Acquisition and Integration Costs	1,421
Cash Acquired	(266)
Total Purchase Price	$ 20,001
Final Allocation:	
Assets Acquired	
Accounts receivable	$ 978
Inventories	2,067
Property, plant and equipment	271
Goodwill	11,936
Intangible assets	7,502
Other	71
Liabilities Assumed	
Accounts payable and accrued expenses	(2,473)
Accrued payroll and related benefits	(351)
Net Assets Acquired	$ 20,001

The following unaudited pro forma financial information summarizes the estimated combined results of operations of the Company and Native assuming that the acquisition had taken place on January 1, 2006. The unaudited pro forma combined results of operations were prepared on the basis of information provided to the Company by the former management of Native.

(THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)	YEARS ENDED JANUARY 3, 2009	DECEMBER 29, 2007
Net Sales	$ 162,201	$ 162,650
Net Income	$ 105	$ 7,824
Basic Earnings Per Share	$ 0.01	$ 0.52
Diluted Earnings Per Share	$ 0.01	$ 0.50

NOTE D - RESTRUCTURING CHARGES

In 2003, the Company announced a corporate restructuring program of its Cross Accessory Division segment designed to increase its competitiveness in the global marketplace by reducing operating costs and freeing additional capital for product development and diversification as well as marketing and brand development. This restructuring program was complete as of December 29, 2007. The following is a tabular presentation of the restructuring liabilities related to this plan:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	TOTAL
Balances at December 30, 2006	$ 636	$ -	$ 636
Restructuring charges incurred	(10)	295	285
Cash payments	(626)	(295)	(921)
Balances at December 29, 2007	$ -	$ -	$ -

In 2008, the Company restructured Cross Accessory Division ("CAD") Lincoln based manufacturing operations in order to increase its competitiveness in the global marketplace by further leveraging the investment in China manufacturing operations. The Company also closed several underperforming retail stores and reduced headcount at its Lincoln facility. These restructuring programs, which were substantially complete by end of the first quarter of 2009, moved Lincoln manufacturing operations to the Company's China facility and reduced the total retail store count by four. Approximately 50 manufacturing positions and 27 sales and administrative positions in the United States, and four sales and administrative positions in the United Kingdom were affected by these programs. In the third quarter of 2009, the Company expanded its restructuring efforts to further reduce headcount at its Lincoln and European facilities. Approximately $1.9 million of restructuring charges were recognized in 2009. The Company incurred pre-tax restructuring charges of approximately $4.4 million since the inception of these programs. Of this $4.4 million, approximately $2.4 million was for severance and related expenses and approximately $2.0 million was for transition and other costs. The Company expects to incur $4.4 million in restructuring charges over the life of these programs.

The following is a tabular presentation of the restructuring liabilities related to this plan:

(THOUSANDS OF DOLLARS)	SEVERANCE & RELATED EXPENSES	PROFESSIONAL FEES & OTHER	IMPAIRMENT OF ASSETS	TOTAL
Balances at December 29, 2007	$ -	$ -	$ -	$ -
Restructuring charges incurred	807	475	1,244	2,526
Non-cash charges	-	-	(1,233)	(1,233)
Cash payments	(33)	(413)	-	(446)
Foreign exchange effects	(2)	(1)	(11)	(14)
Balances at January 3, 2009	$ 772	$ 61	$ -	**$ 833**
Restructuring charges incurred	1,517	343	-	1,860
Cash payments	(1,618)	(308)	-	(1,926)
Foreign exchange effects	5	(1)	-	4
Balances at January 2, 2010	**$ 676**	**$ 95**	**$ -**	**$ 771**

NOTE E - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and indefinite-lived intangible assets are not amortized but are subject to annual impairment tests, more frequently if events or circumstances occur that would indicate a potential decline in their fair value. The Company has identified two reporting units, consisting of the CAD and COG segments. The Company performs the assessments annually during the fourth quarter or on an interim basis if potential impairment indicators arise. The fair value of the reporting unit's goodwill is determined using established income and market valuation approaches and the fair value of other indefinite-lived intangible assets, consisting of two COG segment trade names, is determined using a forward relief from royalty method.

In 2009, the Company's annual impairment tests indicated that all remaining goodwill and indefinite-lived intangibles were not impaired. In 2008, the Company's annual impairment testing indicated that the there was a full impairment of the CAD reporting unit's goodwill and the Company recorded a non-cash impairment charge of $3.9 million in the fourth quarter of 2008. This represents the accumulated goodwill impairment loss as of January 2, 2010 and January 3, 2009. The CAD reporting unit's goodwill was the result of the acquisition of assets in 1999 associated with the Company's OEM effort.

At January 2, 2010 and January 3, 2009, the carrying value of goodwill was approximately $15.3 million and $14.5 million, respectively. Goodwill resulting from the 2008 acquisition of Native was $11.9 million, $11.2 million of which was recorded in 2008. The entire $0.7 million increase in goodwill was due to integration costs related to the acquisition of Native Eyewear. The $15.3 million goodwill balance at January 2, 2010, $11.9 million of which is expected to be tax deductible, related entirely to the COG segment. Other intangibles consisted of the following:

(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**			JANUARY 3, 2009		
	GROSS CARRYING AMOUNT	**ACCUMULATED AMORTIZATION**	**OTHER INTANGIBLES NET**	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	OTHER INTANGIBLES NET
Amortized:						
Trademarks	**$ 9,108**	**$ 8,581**	**$ 527**	$ 8,868	$ 8,321	$ 547
Patents	**3,168**	**3,040**	**128**	3,120	2,920	200
Customer relationships	**3,170**	**792**	**2,378**	3,170	340	2,830
Non-compete agreements	**800**	**350**	**450**	800	150	650
	$16,246	**$12,763**	**3,483**	$15,958	$11,731	4,227
Not Amortized:						
Trade names			**6,900**			6,900
Intangibles, Net			**$10,383**			$11,127

The Company amortizes patents and trademarks over an average five-year life, customer relationships over a seven-year life and non-compete agreements over a four-year life. Amortization expense was approximately $1.0 million, $0.9 million and $0.5 million for fiscal years 2009, 2008 and 2007, respectively. The estimated future amortization expense for other intangibles remaining as of January 2, 2010 is as follows:

(THOUSANDS OF DOLLARS)	2010	2011	2012	2013	2014	Thereafter
	$925	$832	$625	$521	$467	$113

NOTE F - LINE OF CREDIT

In the first quarter of 2008 and in the first and fourth quarter of 2009, the Company amended its secured revolving line of credit with Bank of America, N.A. Under the amended line of credit agreement, the bank agreed to make loans to the Company in an aggregate amount not to exceed $35.0 million, including up to $5.0 million equivalent in Eurocurrency loans denominated in pounds sterling or Euro ("Eurocurrency Loans") and up to $30.0 million of other committed loans to the Company ("Committed Loans") at any time. As part of the aggregate availability, the bank may also issue up to $5.0 million in letters of credit. Subject to the limits on availability and the other terms and conditions of this credit agreement, amounts may be borrowed, repaid and reborrowed without penalty. This amended credit facility matures and amounts outstanding must be paid on March 31, 2011.

The interest rate for the Committed Loans will be, at the Company's option, either (i) the London Interbank Offered Rate ("LIBOR") plus an applicable margin or (ii) the higher of the federal funds rate plus 50 basis points or the bank's prime rate plus an applicable margin. The interest rate for any Eurocurrency Loans will be an interest settlement rate

for deposits in pounds sterling or Euro plus an applicable margin. The applicable margin for LIBOR and Eurocurrency loans will be an amount between 2.25% and 3.00%, and the applicable margin for federal funds or the bank's prime rate will be an amount between 1.00% and 1.25%, which will vary from time to time based upon the Company's consolidated leverage ratio.

Under the line of credit agreement, the Company has agreed to comply with certain affirmative and negative covenants. The most restrictive covenant restricts the Company from declaring cash dividends on its common stock. The agreement requires the Company to maintain a minimum consolidated tangible net worth, computed at each year end, a maximum level of capital expenditures and a minimum ratio of adjusted EBITDA to required debt service payments over any four-quarter period, each of which is calculated in accordance with the agreement. Amounts due under the credit agreement are guaranteed by certain domestic and foreign subsidiaries of the Company. Amounts due are also secured by a pledge of the assets of the Company and those of certain of its domestic subsidiaries.

At January 2, 2010, the outstanding balance of the Company's amended line of credit was $19.7 million, bearing an interest rate of approximately 3.23%, and the unused and available portion, according to the terms of the amended agreement, was $15.3 million. At January 3, 2009, the outstanding balance of the Company's line of credit was $21.7 million, bearing an interest rate of approximately 3.18%, and the unused and available portion, according to the terms of the agreement, was $13.3 million.

NOTE G - ACCUMULATED OTHER COMPREHENSIVE LOSS ITEMS

(THOUSANDS OF DOLLARS)	CUMULATIVE TRANSLATION ADJUSTMENTS	POSTRETIREMENT LIABILITY ADJUSTMENT	INTEREST RATE SWAP AGREEMENTS	ACCUMULATED OTHER COMPREHENSIVE LOSS
Balances at January 3, 2009	$(2,317)	$(9,127)	$ (512)	$(11,956)
Current period change	716	81	161	958
Balances at January 2, 2010	**$(1,601)**	**$(9,046)**	**$ (351)**	**$(10,998)**

NOTE H - FINANCIAL INSTRUMENTS

The following table details the United States dollar equivalent of foreign exchange contracts outstanding at January 2, 2010 and January 3, 2009, along with maturity dates and any unrealized gain. The net unrealized gain is recorded in SG&A in the consolidated statements of income, since the Company did not apply hedge accounting to these contracts.

(THOUSANDS OF DOLLARS)		CONTRACT AMOUNT U.S. $ EQUIVALENT	MATURITY DATE	UNREALIZED GROSS GAIN (LOSS)
January 2, 2010				
Euro		**$ 5,551**	**2010**	**$108**
Sterling		**67**	**2010**	**40**
Japanese Yen		**4,636**	**2010**	**338**
Hong Kong Dollar		**3,877**	**2010**	**7**
Taiwan Dollar		**1,423**	**2010**	**10**
	Total	**$15,554**		**$503**
January 3, 2009				
Euro		$10,277	2009	$165
Sterling		2,904	2009	(22)
Japanese Yen		4,730	2009	179
Hong Kong Dollar		3,869	2009	(1)
Taiwan Dollar		1,357	2009	(15)
	Total	$23,137		$306

Foreign currency exchange (losses) gains that are included in SG&A expenses approximated $(1.8) million, $1.1 million and $0.1 million in fiscal 2009, 2008 and 2007, respectively.

In the second quarter of 2008, the Company entered into three interest rate swap agreements with a total initial notional amount of $15.0 million and a term of three years. These swaps effectively fix the interest rate on a portion of the Company's three-year line of credit at approximately 3.64%. Amounts paid or received under these swap agreements are recorded as adjustments to interest expense. The Company measures hedge ineffectiveness using the "hypothetical" derivative method. These swaps have been designated as a cash flow hedge and the effect of the

mark-to-market valuations are recorded as an adjustment, net of tax, to accumulated other comprehensive loss. From inception to January 2, 2010, the effect of the mark-to-market valuations, net of tax, was an unrealized loss of approximately $0.4 million and is included as a component of accumulated other comprehensive loss. At January 2, 2010, the combined notional value of these three interest rate swaps was $15.0 million.

The fair value of forward foreign exchange contracts, based on quoted spot exchange rates, are reported in other current assets or accrued expenses and other liabilities. The fair value of cash and cash equivalents approximates the recorded amounts, due to the short period of time to maturity. The carrying amount of long-term debt approximates fair value as a result of the variable interest rate. The fair value of the interest rate swap agreements entered into in the second quarter of 2008, based upon market observable data, was ($0.5) million and ($0.8) million at January 2, 2010 and January 3, 2009, respectively, and was reported in accrued expenses and other liabilities.

NOTE I - EMPLOYEE BENEFIT PLANS

The Company has non-contributory defined benefit pension plans and a defined contribution retirement plan (consisting of savings plans and a non-contributory profit sharing plan), which cover substantially all domestic employees.

On March 30, 2006, the Company's Board of Directors voted to freeze the Company's domestic non-contributory defined benefit pension plan effective May 20, 2006. The Board also approved enhancements to the Company's existing defined contribution retirement plan retroactive to January 1, 2006. Additionally, the Company provided enhanced transitional benefits for a period of three years to employees close to normal retirement age.

The Company's matching contributions to its savings plans are made all in cash. In fiscal 2009, 2008 and 2007 expenses related to this plan were approximately $0.9 million, $1.1 million and $0.9 million, respectively. There were no profit sharing plan contributions during this three-year period. The Company also maintains a deferred compensation plan that is offered to certain key executives and non-employee directors. Employees of foreign subsidiaries generally receive retirement benefits from Company sponsored defined benefit or defined contribution plans or from statutory plans administered by governmental agencies in their countries. The Company does not provide its employees with any postretirement benefits other than those described above.

The Company's measurement date for these benefits is the Company's fiscal year end.

Benefits under the defined benefit plans are based on the employee's years of service and compensation, as defined. While there is no requirement under any of these plans to invest in the Company's stock, the defined contribution retirement plan offers the Company's stock as an investment option. The Company's funding policy is consistent with applicable local laws and regulations.

The following chart sets forth the defined benefit plans' combined funded status and amounts recognized in the Company's consolidated balance sheet at the end of each fiscal year:

(THOUSANDS OF DOLLARS)	**2009**	2008
Change in Projected Benefit Obligation		
Benefit obligation at end of prior year	**$ 47,265**	$ 45,250
Service cost	**100**	79
Interest cost	**3,001**	2,919
Curtailments/Settlements	**(3,381)**	-
Actuarial loss	**2,131**	1,664
Benefits paid	**(2,166)**	(2,544)
Administrative expenses paid	**(123)**	(103)
Benefit Obligation at End of Year	**$ 46,827**	$ 47,265
Change in Plan Assets		
Fair value of plan assets at end of prior year	**$ 30,832**	$ 38,554
Actual return on plan assets	**4,058**	(6,631)
Employer contributions	**146**	1,556
Plan settlements	**(2,378)**	-
Benefits paid	**(2,166)**	(2,544)
Administrative expenses paid	**(123)**	(103)
Fair Value of Plan Assets at End of Year	**$ 30,369**	$ 30,832

(THOUSANDS OF DOLLARS)	**2009**	2008
Funded Status		
Deficiency of plan assets over projected benefit obligation	**$(16,458)**	$(16,433)
Unrecognized net transition obligation	**-**	44
Unrecognized prior service cost	**94**	105
Unrecognized net actuarial loss	**13,513**	13,893
Accrued Pension Cost (Included in Retirement Plan Obligations)	**$ (2,851)**	$ (2,391)
Amounts Recognized in the Consolidated Balance Sheets Consist of		
Accrued benefit cost - current	**$ (1,732)**	$ (1,752)
Accrued benefit cost - long-term	**(14,726)**	(14,681)
Accumulated other comprehensive loss	**13,607**	14,042
Net Recognized Amount	**$ (2,851)**	$ (2,391)
Accumulated Benefit Obligation	**$ 46,827**	$ 47,265

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
Components of Net Periodic Benefit Cost			
Service cost	**$ 100**	$ 80	$ 81
Interest cost	**3,001**	2,919	2,812
Expected return on plan assets	**(2,504)**	(2,975)	(2,874)
Amortization of transition obligation	**7**	7	7
Amortization of prior service cost	**31**	65	110
Recognized net actuarial (gain) loss	**386**	(1)	-
Settlement gain	**(185)**	-	-
Net Periodic Benefit Cost	**$ 836**	$ 95	$ 136

	2009		2008		2007	
Assumptions:	**DOMESTIC PLANS**	**FOREIGN PLANS**	DOMESTIC PLANS	FOREIGN PLANS	DOMESTIC PLANS	FOREIGN PLANS
Weighted Average Assumptions Used to Determine Benefit Obligation						
Discount rate	**5.88%**	**5.90%**	6.17%	5.70%	6.40%	5.50%
Rate of compensation increase	**N/A**	**N/A**	N/A	N/A	N/A	3.75%
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost						
Discount rate	**6.17%**	**5.70%**	6.40%	5.50%	5.90%	4.65%
Expected return on plan assets	**7.80%**	**4.0%**	8.125%	4.30%	8.125%	3.90%
Rate of compensation increase	**N/A**	**N/A**	N/A	N/A	N/A	N/A

The Company decreased the discount rate on domestic plans to 5.88% in 2009 from 6.17% in 2008 to reflect market interest rate conditions. In establishing the long-term rate of return on assets assumption of 7.8%, the Company indexed its targeted allocation percentage by asset category against the long-term expected returns on the frozen domestic plan for those asset categories. That weighted-average return approximates 7.8%. The Company monitors investment results against benchmarks such as the Russell 1000 Growth Index and the Russell 2000 Value Index for the equity portion of the portfolio and the Barclays Capital US Long Credit A+ Index for fixed income investments. Meeting or exceeding those benchmarks over time would provide a reasonable expectation of achieving the 7.8% assumption.

Plan Asset Information: Asset Category	TARGET ALLOCATION FYE 2010	ALLOCATION PERCENTAGE FYE 2009	ALLOCATION PERCENTAGE FYE 2008
Domestic Equities	35%	17.9%	27.6%
International Equities	10%	9.4%	6.1%
Fixed Income Securities	40%	56.9%	49.5%
All Asset Fund	15%	14.7%	0%
Cash/Other	0%	1.1%	16.8%
	100%	100%	100%

The investment objective of the Plan is to exceed the actuarial long-term rate of return on assets assumption of 7.8%. To that end, it is the Plan's practice to invest the assets in accordance with the targeted allocation established for each asset category. These targeted asset allocation ranges have been established in accordance with the overall risk and return objectives of the portfolio. The Plan employs other risk management practices that stress diversification and liquidity. For equity investments, no more than 10% of the equity portfolio can be invested in one issuer and typically no more than 20% of equity assets can be invested in one industry. Shares must be listed on major stock exchanges to assure liquidity. Debt securities are similarly governed by risk management rules. No more than 5% of the total portfolio may be invested in one issuer (except the United States government), and no one issuer can exceed 5% of the outstanding shares of that issuer. There are also quality ratings associated with debt securities that the Plan managers must adhere to. Certain assets or transactions are prohibited in the management of Plan assets, such as commodities, real estate (except mutual funds or REITS), venture capital, private placements, purchasing securities on margin and short selling.

The Company expects to contribute $1.5 million to its defined benefit pension plan, $0.8 million to its defined contribution retirement plan and $0.2 million to its excess benefit plan in 2010.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(THOUSANDS OF DOLLARS)	2010	2011	2012	2013	2014	2015 - 2019
	$2,023	$2,094	$2,234	$2,359	$2,491	$14,445

The fair value framework requires the categorization of pension plan assets into three levels based upon the assumptions (inputs) used to price the pension plan assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets.

Level 2 Observable inputs other than those included in Level 1. For example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

Level 3 Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset.

The fair values of our financial assets and liabilities are categorized as follows:

(THOUSANDS OF DOLLARS)	JANUARY 2, 2010			
	LEVEL 1	**LEVEL 2**	**LEVEL 3**	**TOTAL**
Assets:				
Domestic Equities (A)	**$ 4,135**	**$ -**	**$ -**	**$ 4,135**
International Equities (A)	**2,255**	**-**	**-**	**2,255**
Fixed Income Securities (A), (B)	**13,622**	**144**	**-**	**13,766**
Foreign Fixed Income Securities (B)	**-**	**6,447**	**-**	**6,447**
All Asset Fund (A)	**3,515**	**-**	**-**	**3,515**
Cash and Cash Equivalents	**251**	**-**	**-**	**251**
Total Assets at Fair Value	**$23,778**	**$6,591**	**$ -**	**$30,369**

(A) Value based on quoted market prices of identical instruments

(B) Valued daily by the fund using a market approach with inputs that include quoted market prices of identical instruments to the underlying investments

NOTE J - OMNIBUS INCENTIVE PLAN (THE "OI PLAN")

The Company's OI Plan permits the Compensation Committee of the Board of Directors of the Company to grant various long-term incentive awards, generally equity based, to officers and key employees from one pool of reserved shares. The OI Plan provides for grants of awards, including but not limited to Non-Qualified Stock Options, at an exercise price determined by the Compensation Committee; Stock Appreciation Rights, which are rights to receive an amount equal to the increase, between the date of grant and the date of exercise, in the fair market value of the number of shares of common stock subject to the Stock Appreciation Right; Non-Vested Equity Shares, which are common shares that have certain conditions attached to them that must be satisfied in order to have unencumbered rights to them; and Performance Awards, which are awards in common shares or cash. The OI Plan has no definite expiration date but may be terminated by the Board of Directors at any time.

The fair value of each stock option granted under the Company's OI Plan was estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value per share of stock options granted during fiscal 2009 and 2008 was $0.89 and $1.38, respectively. No stock options were granted in fiscal 2007. The key assumptions used to value the options granted in 2009 and 2008 were a 1.98% weighted-average risk-free rate, an average expected life of 7 years, 36.69% volatility and a 0% dividend yield. It should be noted that the option-pricing model used was designed to value readily tradable stock options with relatively short lives. At January 2, 2010 the intrinsic value of the stock options outstanding and exercisable was $0.9 million and $0.3 million, respectively, based upon a stock price of $4.98. At January 3, 2009 the intrinsic value of the stock options outstanding and exercisable was $0 based upon a stock price of $2.68. No stock options were exercised in 2009 and 2008. The total intrinsic value of options exercised in 2007 was $0.8 million. In 2007, largely due to the exercise of stock options, the Company generated $2.1 million from the sale of Class A common stock. The options granted to employees are not tradable and have contractual lives of up to ten years unless employment is terminated. However, management believes that the assumptions used and the model applied to value the awards yield a reasonable estimate of the fair value of the grants made under the circumstances. At January 2, 2010, there were 2,395,476 shares reserved and 1,212,997 shares available to be issued under the OI Plan.

Stock plan activity during the year ended January 2, 2010 was as follows:

Stock Plan:	OPTIONS VESTED AND EXPECTED TO VEST	WEIGHTED AVERAGE EXERCISE PRICE OR FAIR VALUE PER SHARE	SHARES RESERVED
Outstanding at January 3, 2009	1,742,650	$ 5.92	2,224,550
Stock Options Granted	10,000	$ 2.26	-
Stock Options Cancelled	(570,171)	$ 4.63	-
Restricted Stock Cancelled	-	$ 6.24	217,633
Director Retainers	-	$ 3.17	(46,707)
Outstanding at January 2, 2010	**1,182,479**	**$ 5.07**	**2,395,476**

Following is information with respect to non-vested equity shares:

	2009
Non-Vested Equity Shares Outstanding at Beginning of Year	**620,081**
Vested	**(60,998)**
Cancelled	**(217,633)**
Non-Vested Equity Shares Outstanding at End of Year	**341,450**

Weighted average grant-date fair value:	
Non-Vested Equity Shares Outstanding at Beginning of Year	**$8.28**
Vested	**$6.53**
Cancelled	**$6.24**
Non-Vested Equity Shares Outstanding at End of Year	**$9.89**

The total fair value of Non-Vested Equity Shares that vested in 2009 was $0.4 million. Compensation expense recognized for Non-Vested Equity Shares under the OI Plan amounted to $0.5 million, $1.2 million and $0.5 million for fiscal 2009, 2008 and 2007, respectively. At January 2, 2010, the total unrecognized cost for Non-Vested Equity Shares under the OI Plan was approximately $0.5 million with a weighted-average life of 1 year. The related tax (provision) benefit on compensation expense recognized under the OI Plan was $(0.1) million, essentially zero and $0.4 million in fiscal, 2009, 2008 and 2007, respectively.

Director Retainers are shares of Company stock issued to Directors for services performed for the Company; they vest upon issuance. The expense related to Director Retainer shares for 2009, 2008 and 2007 were $0.1 million, $0.2 million and $0.1 million, respectively.

The Company also has an Employee Stock Purchase Plan (the "ESP Plan"), allowing eligible employees, other than officers and directors, to purchase shares of the Company's Class A common stock at 10% less than the mean between the high and low prices of the stock on the date of purchase. A maximum of 320,000 shares is available under the ESP Plan, and the aggregate numbers of shares reserved and available for purchase under the ESP Plan were 81,822, 86,729 and 89,384 at January 2, 2010, January 3, 2009 and December 29, 2007, respectively.

NOTE K - INCOME TAXES

The components of income before income taxes were:

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
U.S.	**$ (2,901)**	$ (767)	$ 6,315
Non-U.S.	**3,271**	3,536	3,050
	$ 370	$ 2,769	$ 9,365

The provision for income taxes consists of the following:

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
Currently Payable (Receivable):			
Federal	**$ (879)**	$ (767)	$ 3,968
State	**(182)**	334	334
Foreign	**1,015**	897	559
	(46)	464	4,861
Deferred:			
Federal	**(1,403)**	1,732	(2,382)
State	**29**	(9)	(5)
Foreign	**(65)**	88	164
	(1,439)	1,811	(2,223)
Total	**$ (1,485)**	$ 2,275	$ 2,638

The reconciliation of income taxes computed at the statutory Federal income tax rate to the provision for income taxes from operations is as follows:

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
Statutory Federal income tax provision	**$ 130**	$ 969	$ 3,278
State income tax expense, less Federal tax benefit	**(118)**	217	243
Foreign tax rate differential	**(298)**	4	(345)
Goodwill Impairment	**-**	1,380	-
Adjustment related to uncertain tax benefits	**(367)**	(283)	(503)
Settlement of items subject to audit	**(818)**	-	-
Miscellaneous	**(14)**	(12)	(35)
Income Tax Provision	**$ (1,485)**	$ 2,275	$ 2,638

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 2, 2010 and January 3, 2009 are as follows:

(THOUSANDS OF DOLLARS)	**2009**	2008
Current Deferred Tax Assets and Liabilities:		
Assets:		
Additional costs inventoried for tax purposes and inventory adjustments not deductible for tax purposes	**$ 2,658**	$ 2,121
Excess benefit plan	**825**	841
Accrued pension costs	**490**	706
Other	**2,265**	1,729
	6,238	5,397
Less valuation allowance	**(1,146)**	(1,001)
Current Deferred Tax Assets	**5,092**	4,396
Liabilities:		
Current Deferred Tax Liabilities	**-**	(55)
Net Current Deferred Tax Asset	**$ 5,092**	$ 4,341
Long-Term Deferred Tax Assets:		
Intangible assets	**$ 1,094**	$ 2,245
Accrued warranty costs	**755**	713
Foreign tax credit carryforward	**2,054**	-
Net operating loss carryforward	**3,020**	2,835
Accrued pension costs	**5,486**	5,636
Deferred gain on sale of real estate	**1,512**	1,506
Property, plant and equipment, principally due to differences in depreciation	**384**	881
Other	**1,032**	1,155
	15,337	14,971
Less valuation allowance	**(3,559)**	(3,491)
Long-Term Deferred Tax Asset	**$11,778**	$11,480
Net Deferred Tax Asset	**$16,870**	$15,821

At January 2, 2010 and January 3, 2009, undistributed earnings of foreign subsidiaries amounted to approximately $26.2 million and $22.9 million, respectively. These earnings could become subject to additional tax if they are remitted as dividends or if certain other circumstances exist. The amount of additional taxes that might be payable on the undistributed foreign earnings of $26.2 million approximates $8.3 million. This amount has not been recorded because it is the Company's intention to permanently invest the remainder of the undistributed earnings of its foreign subsidiaries in the growth of business outside the United States.

At January 2, 2010, the Company had state net operating loss carryforwards of approximately $27.7 million, which expire in fiscal years from 2010 to 2028. Net operating loss carryforwards for certain foreign subsidiaries were approximately $4.3 million for tax purposes. A portion of these losses will expire in fiscal years from 2010 to 2022 and a portion does not expire. A valuation allowance has been provided for the foreign and state net operating losses and temporary differences that are estimated to expire before they are utilized. The increase of $0.2 million in the valuation allowance in fiscal 2009 primarily related to changes in the state deferred tax assets.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise we consider all available positive and negative evidence, including reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. It is management's assertion based on the evaluation of this evidence that it is more likely than not that sufficient future taxable income will be generated to realize the tax benefit of the deferred tax assets, net of the valuation allowance.

The Company recorded a charge to retained earnings of $0.7 million in fiscal 2007 as a result of the adoption of an accounting standard update regarding uncertain tax positions. As of January 3, 2009, the Company had provided a liability of $1.8 million for unrecognized tax benefits related to various Federal, state and foreign income tax matters. Of this amount, $0.5 million of the unrecognized tax benefit would have impacted the Company's tax rate, if recognized. As of January 2, 2010, the liability is $0.6 million and $0.5 million of the unrecognized tax benefit would impact the Company's effective tax rate, if recognized.

The following is a tabular reconciliation of beginning and ending balances of unrecognized tax benefits.

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
Beginning of Year	**$ 1,848**	$ 2,063	$ 2,114
Gross decreases - tax positions in prior period	**(722)**	(18)	(23)
Gross increases - tax positions in prior period	**-**	-	5
Gross increases - current period tax positions	**98**	9	44
Lapse of statute of limitations	**(638)**	(206)	(77)
End of Year	**$ 586**	$ 1,848	$ 2,063

The Company is currently subject to audit by the Internal Revenue Service ("IRS") and certain foreign jurisdictions for the calendar years ended 2006 through 2009. The Company concluded the IRS audit of the 2005 tax year in the first quarter of 2009 and recorded those results in that quarter. In certain foreign jurisdictions, the Company is currently subject to audit for tax years prior to 2005; this varies depending on the jurisdiction. The Company and its subsidiaries' state income tax returns are subject to audit for the calendar years ended 2005 through 2009.

As of January 3, 2009, the Company had accrued $0.5 million of interest and $0.1 million of penalties related to uncertain tax positions. As of January 2, 2010, the amount of accrued interest is $0.2 million and the amount of accrued penalties is $0.1 million. The Company accounts for interest and penalties related to uncertain tax positions as part of its provision for income taxes. The liabilities resulting from the adoption of an accounting standard update related to uncertain tax positions, including tax, interest and penalty, are included in other long-term liabilities on the Company's consolidated balance sheet.

The Company is subject to income taxes in many jurisdictions around the world. Significant judgment is required in determining the worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations in which the ultimate tax determination is uncertain. Although the Company believes the estimates for uncertain tax positions are reasonable and recorded in accordance with accounting standards, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Additional taxes assessed as a result of an audit or litigation could have a material effect on the Company's income tax provision and net income in the period or periods in which the determination is made. Changes in estimates made in fiscal 2009 and 2008 were the result of more precise information, current actions by taxing authorities and the expiration of statutes of limitation in certain jurisdictions.

NOTE L - SEGMENT INFORMATION

The following chart sets forth segment information for the Company for the three fiscal years ended January 2, 2010:

(THOUSANDS OF DOLLARS)	CROSS ACCESSORY DIVISION	CROSS OPTICAL GROUP	TOTAL
2009:			
Revenues from external customers	**$ 90,892**	**$ 50,872**	**$141,764**
Depreciation and amortization	**4,374**	**1,499**	**5,873**
Operating (loss) income	**(4,756)**	**6,056**	**1,300**
Restructuring charges	**1,860**	**-**	**1,860**
Segment assets	**94,358**	**44,061**	**138,419**
Goodwill	**-**	**15,279**	**15,279**
Expenditures for long-lived assets	**4,181**	**1,737**	**5,918**
2008:			
Revenues from external customers	$111,455	$ 48,691	$160,146
Depreciation and amortization	4,610	1,171	5,781
Operating (loss) income	(4,328)	7,879	3,551
Restructuring charges	2,526	-	2,526
Goodwill impairment charge	3,944	-	3,944
Segment assets	99,836	44,123	143,959
Goodwill	-	14,526	14,526
Expenditures for long-lived assets	3,922	19,604	23,526

(THOUSANDS OF DOLLARS)	CROSS ACCESSORY DIVISION	CROSS OPTICAL GROUP	TOTAL
2007:			
Revenues from external customers	$115,313	$ 36,572	$151,885
Depreciation and amortization	4,528	426	4,954
Operating income	3,656	5,879	9,535
Restructuring charges	285	-	285
Segment assets	107,930	21,107	129,037
Goodwill	3,944	3,344	7,288
Expenditures for long-lived assets	8,543	908	9,451

Total Company and segment operating (loss) income reconciles to consolidated income before income taxes by the inclusion of interest income, interest expense and other income.

Geographic Information

(THOUSANDS OF DOLLARS)	**2009**	2008	2007
NET SALES:			
United States	**$ 80,891**	$ 85,794	$ 79,038
Europe, Middle East and Africa	**33,238**	43,902	43,534
Asia Pacific	**18,906**	20,609	19,463
International Americas	**8,729**	9,841	9,850
Total Consolidated Net Sales	**$141,764**	$160,146	$151,885

Revenues are attributed to countries based on the location of customers.

LONG-LIVED ASSETS:			
United States	**$ 32,451**	$ 32,305	$ 19,391
Foreign countries	**9,165**	8,958	9,402
Total Consolidated Long-Lived Assets	**$ 41,616**	$ 41,263	$ 28,793

NOTE M - COMMITMENTS AND CONTINGENCIES

The Company leases administrative facilities and/or manufacturing and warehouse space for its CAD segment operations in Rhode Island, U.S., the United Kingdom, France, Japan, Hong Kong, Taiwan, Singapore and China. The CAD segment also leases retail facilities in Massachusetts and the United Kingdom. The Company's COG segment leases administrative and warehouse facilities in Florida and Colorado. All leases expire prior to the end of 2017. Real estate taxes, insurance, and maintenance expenses are generally obligations of the Company. It is expected that in the ordinary course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2010. Rent expense for leased facilities was approximately $3.6 million, $3.0 million and $2.6 million in 2009, 2008 and 2007, respectively. At January 2, 2010, future minimum lease payments under all such non-cancelable leases, including renewal options the Company believes it will exercise, were approximately:

(THOUSANDS OF DOLLARS)	2010	2011	2012	2013	2014	Thereafter	Total
	$ 3,440	$ 3,008	$ 2,737	$ 2,656	$ 2,568	$6,122	$20,531

The Company is named as one of approximately ninety defendants in a contribution suit brought by CCL/Unilever relating to the J.M. Mills Landfill Site (the "Site"), which is part of the Peterson/Puritan Superfund Site in Cumberland, Rhode Island. These complaints allege that the Company is liable under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") for contribution for Site investigation costs. Site investigation costs (excluding the required remedy) are currently estimated at $7 million. Settlement discussions are ongoing and the Company expects that settlement will be reached at a level that is not material.

The Company expects that the Federal Environmental Protection Agency ("EPA") will select a remedy for the Site in the fall of 2010. At that time, the EPA will initiate an administrative process (the "Special Notice Process") pursuant to CERCLA whereby the EPA will request that those entities that the EPA contends arranged for the disposal of hazardous materials at the Site (the PRPs), undertake the selected remedy at the Site. The EPA contends that the Company is a PRP at the Site. During the Special Notice Process, the Company and the other PRPs will engage in negotiations with the EPA regarding the remedy, and among themselves regarding the contribution of each PRP to

overall remediation costs. Neither the cost of the remedy nor the identity of all PRPs is known at this time. Therefore it is not possible to assess the outcome of the Special Notice Process as it may relate to the Company's contribution to remediation costs.

The Company is involved in various other litigation and legal matters that have arisen in the ordinary course of business. To its knowledge, management believes that the ultimate resolution of any of those existing matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

NOTE N - COMMON STOCK

Holders of Class A common stock have the right to elect one-third of the number of directors from time to time fixed by the holders of Class A and Class B common stock voting together as a single class. Holders of Class B common stock have the right to elect the remaining directors. Class A and Class B common stock vote together as a single class to reserve shares to be issued pursuant to options granted with respect to the acquisition of assets or shares of another company under certain circumstances. Except as described above or as otherwise required by law, all voting power is vested in the holders of Class B common stock.

NOTE O - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets and liabilities.
Level 2	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
Level 3	Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability.

The fair values of our financial assets and liabilities are categorized as follows:

(THOUSANDS OF DOLLARS)	**JANUARY 2, 2010**				JANUARY 3, 2009			
	LEVEL 1	**LEVEL 2**	**LEVEL 3**	**TOTAL**	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
Assets:								
Money market funds (A)	**$1,427**	**$ -**	**$ -**	**$1,427**	$10,955	$ -	$ -	$10,955
Short-term investments (B)	**7,217**	**-**	**-**	**7,217**	1,193	-	-	1,193
Derivatives not designated as hedging instruments:								
Foreign exchange contracts (C)	**-**	**614**	**-**	**614**	-	581	-	581
Total Assets at Fair Value	**$8,644**	**$614**	**$ -**	**$9,258**	$12,148	$ 581	$ -	$12,729
Liabilities								
Derivatives designated as hedging instruments:								
Interest rate swaps (D)	**$ -**	**$541**	**$ -**	**$ 541**	$ -	$ 788	$ -	$ 788
Derivatives not designated as hedging instruments:								
Foreign exchange contracts (C)	**-**	**111**	**-**	**111**	-	275	-	275
Total Liabilities at Fair Value	**$ -**	**$652**	**$ -**	**$ 652**	$ -	$1,063	$ -	$ 1,063

(A) Value based on quoted market prices of identical instruments, fair value included in cash and cash equivalents

(B) Value based on quoted market prices of identical instruments

(C) Value based on the present value of the forward rates less the contract rate multiplied by the notional amount, fair value included in other current assets or accounts payable, accrued expenses and other liabilities

(D) Value derived from a discounted cash flow analysis based on the terms of the contract and the interest rate curve, fair value included in accounts payable, accrued expenses and other liabilities

Accounts receivable are recorded at net realizable value, which approximates fair value. Accounts payable, included in accounts payable, accrued expenses and other current liabilities, is recorded at historical cost, which approximates fair value due to the short-term nature of the liabilities. Long-term debt is recorded at historical cost, which approximates fair value due to the variable interest rate.

The effective portion of the pre-tax losses (gains) on our derivative instruments for the twelve month periods ended January 2, 2010 and January 3, 2009 are categorized in the following table:

(THOUSANDS OF DOLLARS)	GAINS RECOGNIZED IN STATEMENT OF OPERATIONS		GAINS (LOSSES) RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS	
	JANUARY 2, 2010	JANUARY 3, 2009	**JANUARY 2, 2010**	JANUARY 3, 2009
Fair Value / Non-designated Hedges:				
Foreign exchange contracts (A)	$ 503	$ 306	$ -	$ -
Cash Flow Hedges:				
Interest rate swaps	$ -	$ -	$ 161	$(512)

(A) Included in selling, general and administrative expenses

NOTE P - SHORT-TERM INVESTMENTS

At January 2, 2010, the Company had short-term equity investments with a value of $7.2 million, classified as trading securities. Realized and unrealized gains or losses on these short-term investments are included in other income. The net unrealized loss on short-term investments held at January 2, 2010 was approximately $0.3 million.

NOTE Q - RELATED PARTY TRANSACTION

In the fourth quarter of 2009, the Company's Board of Directors approved and the Company executed a transaction to purchase 1.5 million shares of the Company's Class A common stock for approximately $5.2 million from Galal Doss, a Director of the Company.

NOTE R - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a tabulation of the unaudited quarterly results of operations for the years ended January 2, 2010 and January 3, 2009:

(THOUSANDS, EXCEPT PER SHARE DATA) **2009:**	APRIL 4	JULY 4	OCTOBER 3	JANUARY 2
Net Sales	$30,840	$37,306	$34,129	$39,489
Gross Profit	16,756	20,402	17,945	21,615
Net (Loss) Income	(949)	635	926	1,243
Net (Loss) Income Per Share:				
Basic	$(0.06)	$0.04	$0.06	$0.09
Diluted	$(0.06)	$0.04	$0.06	$0.09
Weighted Average Shares Outstanding:				
Denominator for Basic Net Income Per Share	14,847	14,581	14,578	14,400
Effect of Dilutive Securities:				
Common stock equivalents	-(A)	12	68	55
Denominator for Diluted Net Income Per Share	14,847	14,593	14,646	14,455

(A) 178 incremental shares related to options are not included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

(THOUSANDS, EXCEPT PER SHARE DATA)

2008:	MARCH 29	JUNE 28	SEPTEMBER 27	JANUARY 3
Net Sales	$36,257	$43,208	$38,974	$41,707
Gross Profit	19,971	24,373	22,233	22,735
Net Income (Loss)	602	1,873	1,760	(3,740)
Net Income (Loss) Per Share:				
Basic	$0.04	$0.12	$0.12	$(0.25)
Diluted	$0.04	$0.12	$0.11	$(0.25)
Weighted Average Shares Outstanding:				
Denominator for Basic Net Income Per Share	15,070	14,987	14,999	14,887
Effect of Dilutive Securities:				
Common stock equivalents	353	396	336	-(B)
Denominator for Diluted Net Income Per Share	15,423	15,383	15,335	14,887

(B) 62 incremental shares related to options are not included due to the net loss in the quarter since the effect of such shares would be anti-dilutive.

Item 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A(T) CONTROLS AND PROCEDURES

A Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and the Board of Directors.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of January 2, 2010.

B Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway commission. Based on this evaluation under the framework in Internal control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of January 2, 2010.

This Annual Report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

C Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2009 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B OTHER INFORMATION

None

PART III

Item 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Election of Directors," "Corporate Governance," "Committees of the Board of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which sections are incorporated by reference herein. See also the "Executive Officers of the Company" section of "Business" in Item 1 of this Annual Report on Form 10-K.

We have a Code of Ethics and Business Conduct that applies to all of our employees, including our chief executive officer and senior financial and accounting officers, which meets the requirements of a "code of ethics" as defined in Item 406 of Regulation S-K. The text of our Code of Ethics and Business Conduct is posted in the Investor Relations section of our website, www.cross.com. Disclosure regarding any amendments to, or waivers from, provisions of our code of ethics and business conduct that apply to our chief executive officer and senior financial and accounting officers will be included in a Current Report on Form 8-K within four business days following the date of the amendment or waiver, unless website posting of such amendments or waivers is permitted by the rules of the NASDAQ Stock Exchange.

Item 11 EXECUTIVE COMPENSATION

See "Executive Compensation, Compensation Discussion and Analysis," "Compensation Committee Report" and "Director Compensation" in the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which section is incorporated by reference herein. Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

Item 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Security Ownership of Certain Beneficial Owners and Management" in the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which section is incorporated by reference herein.

Equity Compensation Plan Information

The following table details the Company's equity compensation plans as of January 2, 2010:

PLAN CATEGORY:	(A) NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(B) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	(C) NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))
Equity compensation plans approved by security holders	1,182,479	$5.07	1,212,997
Equity compensation plans not approved by security holders	-	-	-
Total	**1,182,479**	**$5.07**	**1,212,997**

Item 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See "Election of Directors" in the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which sections are incorporated by reference herein.

Item 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

See "Appointment of Independent Public Accountants" and "Principal Accounting Firm Fees" in the registrant's definitive proxy statement for the 2010 annual meeting of shareholders, which sections are incorporated by reference herein.

PART IV

Item 15 EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A (1) and (2) The following consolidated financial statements of A.T. Cross Company and subsidiaries are incorporated by reference to Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of January 2, 2010 and January 3, 2009

Consolidated Statements of Income for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007

Consolidated Statements of Changes in Shareholders' Equity for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007

Consolidated Statements of Cash Flows for the Years Ended January 2, 2010, January 3, 2009 and December 29, 2007

Notes to Consolidated Financial Statements

(3) Listing of Exhibits

EXHIBIT NUMBER	DESCRIPTION
(3.1)	Restated Articles of Incorporation and By-laws (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1980)
(3.2)	Amendment to Restated Articles of Incorporation (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1994)
(3.3)	Amendment to By-laws adopted December 2, 1988 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1989)
(3.4)	Amendment to By-laws adopted February 6, 1992 (incorporated by reference to Exhibit (3) to the registrant's report on Form 10-K for the year ended December 31, 1991)
(10.1)	A.T. Cross Company Unfunded Excess Benefit Plan (as amended) (incorporated by reference to Exhibit (10.6) to the registrant's report on Form 10-K for the year ended December 31, 1994) *
(10.2)	A.T. Cross Company Executive Life Insurance Program (incorporated by reference to Exhibit (10.8) to the Registrant's report on Form 10-K for the year ended December 31, 1997) *
(10.3)	A.T. Cross Company Deferred Compensation Plan for Employee Officers and Directors (incorporated by Reference to Exhibit (10.4) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.4)	A.T. Cross Company Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit (10.5) to the registrant's report on Form 10-K for the year ended December 28, 2002) *
(10.5)	A.T. Cross Company Omnibus Incentive Plan (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended July 3, 2004) *

(10.6) Executive Employment Contract - Charles S. Mellen dated November 21, 2004 (incorporated by reference to Exhibit (10.9) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.7) Executive Employment Contract - Kevin F. Mahoney dated January 11, 2005 (incorporated by reference to Exhibit (10.10) to the registrant's report on Form 10-K for the year ended January 1, 2005) *

(10.8) A.T. Cross Company Long Term Incentive Plan and Severance Program for senior management (incorporated by reference to the registrant's report on Form 8-K filed October 25, 2005) *

(10.9) Credit Agreement and first amendment with Bank of America, N.A., (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-Q for the quarterly period ended October 3, 2009)

(10.10) Second amendment to Credit Agreement with Bank of America, N.A. (incorporated by reference to Exhibit (10) to the registrant's report on Form 10-K for the year ended January 3, 2009) *

(10.11) Third amendment to Credit Agreement with Bank of America, N.A.

(11) Statement Re: Computation of Net (Loss) Income per Share - (incorporated by reference to the "Consolidated Statements of Income" financial statement in Item 8 of this Annual Report on Form 10-K)

(21) A.T. Cross Company Subsidiaries, Branches and Divisions

(23) Consent of Independent Registered Public Accounting Firm

(31.1) Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(31.2) Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32) Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract, compensatory plan or arrangement

B Exhibits - See Item A (3) above

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A.T. CROSS COMPANY
(registrant)
By /s/ RUSSELL A. BOSS
(Russell A. Boss)
Chairman

Date: March 15, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/RUSSELL A. BOSS (Russell A. Boss)	Chairman & Director	March 15, 2010
/s/DAVID G. WHALEN (David G. Whalen)	President & Director (Chief Executive Officer)	March 15, 2010
/s/KEVIN F. MAHONEY (Kevin F. Mahoney)	Vice President (Chief Financial Officer)	March 15, 2010
/s/GARY S. SIMPSON (Gary S. Simpson)	Corporate Controller (Chief Accounting Officer)	March 15, 2010
/s/BERNARD V. BUONANNO, JR. (Bernard V. Buonanno, Jr.)	Director	March 15, 2010
/s/EDWARD J. COONEY (Edward J. Cooney)	Director	March 15, 2010
/s/GALAL P. DOSS (Galal P. Doss)	Director	March 15, 2010
/s/SUSAN M. GIANINNO (Susan M. Gianinno)	Director	March 15, 2010
/s/HARLAN M. KENT (Harlan M. Kent)	Director	March 15, 2010
/s/ANDREW J. PARSONS (Andrew J. Parsons)	Director	March 15, 2010
/s/JAMES C. TAPPAN (James C. Tappan)	Director	March 15, 2010

Form 10-K Item 15A (3) Exhibit 21

A. T. Cross Company
Subsidiaries, Branches and Divisions

A.T. Cross (Asia Pacific) Limited
Hong Kong Branch
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross (Asia Pacific) Limited
Singapore Branch
Singapore

A.T. Cross (Asia Pacific) Limited
Taiwan Branch
Taipei, Taiwan, The Republic of China

A.T. Cross Company
French Branch
Paris, France

A.T. Cross Deutschland GmbH
Mainz, Federal Republic of Germany

A.T. Cross (Hong Hong) Ltd.
Hong Kong Special Administrative Region
of the People's Republic of China

A.T. Cross Limited
Ballinasloe, Republic of Ireland

A.T. Cross Limited
Luton, Bedfordshire, England

A.T. Cross Shanghai Trading Company Limited
Shanghai, The People's Republic of China

A.T. Cross Stationery (Dongguan) Company Limited
Dong Guan City, The People's Republic of China

A.T.X. International, Inc.
Lincoln, Rhode Island

Cross Company of Japan, Ltd.
Tokyo, Japan

Cross Optical Group, Inc.
Daytona Beach, Florida

Cross Retail Ventures, Inc.
Lincoln, Rhode Island

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-156095, 333-42730, 333-66031, 333-42915, 033-64731 and 033-64729 on Forms S-8 of our report dated March 15, 2010, relating to the consolidated financial statements of A.T. Cross Company, appearing in this Annual Report on Form 10-K of A.T. Cross Company for the year ended January 2, 2010.



DELOITTE & TOUCHE LLP
Boston, Massachusetts
March 15, 2010

CERTIFICATIONS

I, David G. Whalen, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

DAVID G. WHALEN
David G. Whalen
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Kevin F. Mahoney, certify that:

1. I have reviewed this annual report on Form 10-K of A.T. Cross Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

Exhibit 32

FORM OF 906 CERTIFICATION

The certification set forth below is being submitted in connection with the Annual Report on Form 10-K for the year ended January 2, 2010 (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

David G. Whalen, the Chief Executive Officer and Kevin F. Mahoney, the Chief Financial Officer of A.T. Cross Company, each certifies that, to the best of his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of A.T. Cross Company.

Date: March 15, 2010

DAVID G. WHALEN
David G. Whalen
Chief Executive Officer

KEVIN F. MAHONEY
Kevin F. Mahoney
Chief Financial Officer

BOARD OF DIRECTORS

RUSSELL A. BOSS
Chairman of the Board
A.T. Cross Company
Class B Director [1]

BERNARD V. BUONANNO, JR.
Senior Partner
Edwards, Angell, Palmer & Dodge, LLP
Providence, Rhode Island
Partner, Riparian Partners, Ltd.
Providence, Rhode Island
Class B Director [3]

EDWARD J. COONEY
Vice President and Treasurer
Nortek, Inc.
Providence, Rhode Island
Class B Director [2,3]

GALAL P. DOSS
Private Investor
Egypt
Class A Director

SUSAN M. GIANINNO
Chairman and Chief Executive Officer
Publicis Worldwide in the USA
New York, New York
Class B Director [2]

HARLAN M. KENT
President and Chief Operating Officer
Yankee Candle Company
South Deerfield, Massachusetts
Class B Director [4]

ANDREW J. PARSONS
Director Emeritus
McKinsey & Company
New York, New York
Class A Director [2,4]

JAMES C. TAPPAN
President
Tappan Capital Partners
Hobe Sound, Florida
Class A Director [2,4]

DAVID G. WHALEN
President and Chief Executive Officer
A.T. Cross Company
Class B Director [1]

BOARD COMMITTEES:

1. Executive
2. Audit
3. Compensation
4. Nominating and Corporate Governance

CORPORATE OFFICERS

RUSSELL A. BOSS
Chairman of the Board

DAVID G. WHALEN
President and Chief Executive Officer

CHARLES S. MELLEN
President, Cross Accessory Division

CHARLES R. MACDONALD
President, Cross Optical Group, Inc.

JOSEPH V. BASSI
Finance Director

TINA C. BENIK
Vice President,
Legal and Human Resources
Corporate Secretary

ROBIN BOSS
Vice President,
Global Strategic Initiatives
Cross Accessory Division

KEVIN F. MAHONEY
Senior Vice President, Finance and
Chief Financial Officer

STEPHEN A. PERREAULT
Vice President, Global Operations
and Information Technology
Cross Accessory Division

GARY S. SIMPSON
Corporate Controller

ANNUAL MEETING

The Annual Meeting of Shareholders of A.T. Cross Company will be held on Thursday, April 22, 2010 at 10:00 a.m. at the offices of the Company, One Albion Road, Lincoln, Rhode Island 02865.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

A.T. Cross Company
One Albion Road
Lincoln, Rhode Island 02865 U.S.A.
Tel. (401) 333-1200
Fax (401) 334-2861
www.cross.com

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Boston, Massachusetts

STOCK SYMBOL

NASDAQ Symbol: ATX

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N. A.
P.O. Box 43078
Providence, Rhode Island 02940-3078
Shareholder Inquiries:
(781) 575-2879
www.computershare.com

10-K REPORT

A copy of the Company's report to the Securities and Exchange Commission on Form 10-K will be furnished free of charge to any security holder upon written request to the Senior Vice President, Finance and Chief Financial Officer at One Albion Road, Lincoln, Rhode Island 02865.

Alternatively, the Company's SEC filings are made available free of charge through the Investor Relations section of the Company's website: www.cross.com.

Printed in the U.S.A.

COMPANY PROFILE

Since 1846, the Cross name has been synonymous with a devotion to craftsmanship and quality, lifetime guarantees and genuine beauty. Today, A.T. Cross complements its writing instrument heritage with a broad range of premium personal accessories including reading glasses, leather goods, and timepieces. The Company's portfolio also includes the Costa and Native sunglass brands, designed for active sports enthusiasts. These products are sold in fine stores worldwide.